SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 20-F

**Annual Report Pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934**

**For the Fiscal Year Ended December 31, 2002
Commission File Number 333 – 7172 – 01**

_____

ČEZ, a. s.

(Exact name of Registrant as specified in its charter)

Czech Republic

(Jurisdiction of incorporation or organization)

**ČEZ, a. s.
Duhová 2/1444
140 53 Prague 4
Czech Republic**

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

7 1/8% Guaranteed Notes due 2007

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was: 592,210,843 shares of common stock

_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ]   Item 18 [x]

TECHNICAL TERMS AND PRESENTATION OF OTHER DATA

The technical abbreviations and expressions used herein have the following meanings:

CO	Carbon monoxide.
Demand	Consumption of the final consumer not including transmission and distribution losses and self consumption by the Company (including electricity used in pump storage facilities) and other electricity generators and distributors.
FBB	Fluidized-bed boiler, a kind of boiler which reduces the content of sulfur dioxide emissions in the flue gases during the combustion process.
FGD	Flue-Gas Desulfurization, a flue stack technology for reducing sulfur dioxide content in power plant emissions.
GW; GWh	One gigawatt equals 1,000 MW; one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1 GW.
Installed Capacity	The highest constant level of generation of electricity which a power plant is designed to be capable of maintaining.
IPP	Independent Power Producer.
kV	A kilovolt is a unit of electric tension; one kilovolt equals one thousand volts.
kW; kWh	A kilowatt is a unit of power, representing the rate at which energy is produced; one kilowatt-hour represents one hour of electricity consumption at a constant rate of 1kW.
MW; MWh	One megawatt equals 1,000 kW; one megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW.
NO$_x$	Nitrogen oxides.
PWR	A type of pressurized water nuclear reactor designed in the United States. This type of reactor uses water as both a moderator (the medium in the reactor core which facilitates the chain reaction) and coolant (the medium which conveys the heat generated in the reactor to a steam generator).
SO$_2$	Sulfur dioxide.
T/h	Tons of steam per hour.
TW; TWh	One terawatt equals 1,000 GW; one terawatt-hour represents one hour of electricity consumption at a constant rate of 1 TW.
Ton	Metric ton.
VVER	A type of pressurized water nuclear reactor designed in the former Soviet Union which uses water as both a moderator and coolant.

Unless otherwise indicated, all figures in this Annual Report presenting units of electricity generation are gross (*i.e.*, including the electricity consumed by the power plants themselves).

We have provided the data contained in this Annual Report as to installed capacity, generation and other market share information with respect to the electricity and heating industries in the Czech Republic. We compile and publish certain of this data on a regular basis, and also supply certain of this data to the Czech Statistical Office for use in compiling national data on the energy sector.

We have based the data contained in this Annual Report as to end-users of electricity (including end-user average prices and electricity demand) on data supplied to us by eight regional distribution utilities (the "REAS") on a voluntary basis. We have no means of independent verification of such data.

TABLE OF CONTENTS

General Information

Forward-Looking Statements

Certain statements contained in this Annual Report are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. Those statements include, but are not limited to:

- statements as to expected revenues, operating results, market shares and certain expenses, including interest expenses, in respect of certain of our operations;
- expectations as to the operation of *Temelín* and its power output;
- expectations as to the anticipated privatization of our Company;
- expectations as to energy prices and the deregulation of the energy market in the Czech Republic;
- statements as to the rate of growth of the electricity market in the Czech Republic;
- expectations as to our relations with the regional electricity distributors, and our integration with some of the regional electricity distributors;
- statements about the rent we anticipate paying for certain of our hydroelectric power plants;
- expectations as to the issuance of operations licenses, the schedule and cost for the refurbishment of *Dukovany*;
- statements about the transfer of land to our Company;
- expectations as to the approval and construction of interim fuel storage facilities;
- expectations as to the expansion of our transmission grid;
- expectations as to the future sale of regional electricity distributors and as to the sale of our remaining shares in *ČEPS, a. s.*;
- expectations as to the adjustment of payment schedule with respect to our purchase of REAS from government;
- expectations as to the development of our telecommunications services;
- expectations of our future capital expenditures;
- statements as to the funding of future expenditures and investments;
- expectations of risks and liabilities of hedging transactions entered into;
- statements as to the expected outcome of certain legal proceedings;
- estimates of future levels of employees; and
- expectations as to the legal and regulatory framework for our industry.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include:

- the effect of general economic conditions and changes in interest rates in the Czech Republic;
- difficulties encountered in the privatization of our Company;
- difficulties encountered in the integration of our Company with some of the regional electricity distributors;
- increases in competition in the markets in which we operate and changes in sales and marketing methods utilized by competitors;
- changes in the structure and regulation of electricity prices in the Czech Republic;
- difficulties encountered in the initial operational testing of our *Temelín* nuclear power plant and refurbishment of our *Dukovany* nuclear power plant;
- the potential loss of key personnel;
- acts of war or terrorism; and
- fluctuations in exchange rates between other currencies and the Czech crown in which our assets, liabilities and operating results are denominated;

as well as the other factors discussed elsewhere in this Annual Report. Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our Consolidated Financial Statements (including the notes thereto) contained in Item 18 "Financial Statements" of this Annual Report. We prepare the Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") which differ in certain important respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Note 26 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

	As of or for the year ended December 31,					
	1998	**1999**	**2000**	**2001**	**2002**	**2002**
			(CZK millions except rates, ratios, operating and per share data)[1]			(USD millions, except per share data)[2]
Consolidated Income Statement Data						
IFRS:						
Revenues	54,971	53,528	52,431	56,055	55,578	1,843.9
Operating expenses	42,295	43,487	39,803	41,377	44,324	1,470.6
Income before other expense and income taxes	12,676	10,041	12,628	14,678	11,254	373.4
Other expenses (income)	(755)	4,832	2,027	1,386	(542)	(18.0)
Income before income taxes	13,431	5,209	10,601	13,292	11,796	391.4
Income taxes	3,460	919	3,364	4,169	3,375	112.0
Net income	9,971	4,290	7,237	9,123	8,421	279.4
Net income per share (CZK per share)						
Basic	16.8	7.2	12.2	15.4	14.3	0.47
Diluted	16.8	7.2	12.2	15.4	14.2	0.47
Cash dividend per share (CZK per share)	0.0	0.0	0.0	2.0	2.5	
Cash dividend per share (USD per share) [3]	0.0	0.0	0.0	0.052	0.080	
Weighted average number of shares (000's)						
Basic	592,019	592,088	592,088	591,926	590,363	
Diluted	592,019	592,088	592,088	592,088	592,150	
U.S. GAAP:						
Revenues	54,971	53,528	52,431	56,055	55,578	1,843.9
Net income[4]	10,558	5,291	13,299	8,538	8,421	279.4
Net income per share (CZK per share)						
Basic	17.8	8.9	22.5	14.4	14.3	0.47
Diluted	17.8	8.9	22.5	14.4	14.2	0.47
Consolidated Balance Sheet Data						
IFRS:						
Property, plants and equipment—net [5]	99,955	99,661	98,717	93,605	146,914	4,874.2
Construction work in progress	81,337	91,460	103,591	111,929	56,513	1,875.0
Other assets	14,913	20,368	19,952	23,493	28,038	930.2
Total assets	196,205	211,489	222,260	229,027	231,465	7,679.4
Shareholders' equity	117,915	122,205	129,442	136,726	143,675	4,766.8
Long-term debt, net of current portion	34,561	51,084	49,704	43,081	35,729	1,185.4
Other long-term liabilities [6]	17,904	18,457	20,902	21,396	23,866	791.8
Total long-term liabilities [6]	52,465	69,541	70,606	64,477	59,595	1,977.2
Deferred income taxes	5,501	6,265	8,057	9,870	12,541	416.1
Current liabilities	20,324	13,478	14,155	17,954	15,654	519.4
Stated capital [7]	59,209	59,209	59,209	59,050	59,041	1,958.8

U.S. GAAP:

Total assets	191,473	207,059	222,260	229,027	231,465	7,679.4
Long-term liabilities [5]	50,384	67,186	70,476	64,477	59,595	1,977.2
Deferred income taxes	9,823	10,162	8,098	9,870	12,541	416.1
Shareholders' equity	110,941	116,232	129,531	136,726	143,675	4,766.8

Other Financial Data

IFRS:

Depreciation rate	5.5	5.5	5.4	5.3	5.6	
Ratio of earnings to fixed charges	2.78	1.30	2.35	3.13	3.42	
Capital expenditures	25,812	22,726	21,621	15,318	10,330	342.7
Ratio of shareholders' equity to total capitalization [7]	0.77	0.71	0.72	0.76	0.80	

U.S. GAAP:

Ratio of earnings to fixed charges	3.37	1.49	2.33	3.13	3.42	
Capital expenditures	25,812	22,726	21,621	15,318	10,330	342.7
Ratio of shareholders' equity to total capitalization [6]	0.76	0.70	0.72	0.76	0.80	

Selected Operating Data

Installed capacity (MW)	10,900	10,151	10,146	10,146	11,146	
Generation (GWh)	47,892	45,722	50,842	52,162	54,118	
Employees	10,314	9,749	9,278	8,011	7,677	

_____

(1) Certain prior year financial statement items have been reclassified to conform to the current year presentation.
(2) Czech crown amounts have been translated into U.S. dollars at the rate of CZK 30.141 per USD 1.00, the CNB Exchange Rate on December 31, 2002.
(3) Translated into USD at the Czech National Bank rate on the dividend payment date.
(4) U.S. GAAP net income for 2000 includes the cumulated effect from prior years of an accounting change that under IAS is recorded as an adjustment to retained earnings (see Note 26 to the to the consolidated financial statements included herein under Item 18).
(5) Plant in service less accumulated provision for depreciation and nuclear fuel at amortized cost.
(6) Amounts include accumulated provision for nuclear decommissioning and storage of spent fuel and other nuclear waste. U.S. utility companies generally include these amounts in accumulated depreciation.
(7) Total capitalization includes stated capital, retained earnings and long-term debt (net of current portion).

The following table sets forth, for the periods and dates indicated high and low exchange rates for Czech crowns ("CZK") into U.S. dollars ("USD") as reported by the Czech National Bank (the "CNB Exchange Rate") for each month during the previous six months and, for the last five years, the average rate for each year calculated as the average of the exchange rates on the last day of each month during the period. No representation is made that the Czech crown or USD amounts referred to herein could have been made or could be converted into USD or Czech crowns, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Czech crowns. As of June 25, 2003, the CNB Exchange Rate was CZK 27.246 = USD 1.00.

CNB Exchange Rates

Month	Low[1]	High[1]
	(CZK per USD)	
December 2002	31.24	30.14
January 2003	30.35	28.88
February 2003	29.71	29.08
March 2003	29.95	28.68
April 2003	29.84	28.26
May 2003	27.89	26.39

Source: Czech National Bank

———————

(1) Actual high and low, on a day-by-day basis, for each period.

CNB Exchange Rates

Year	Low [1]	High [1]	Average [2]	Period-End
			(CZK per USD)	
1998	36.10	28.38	32.19	29.86
1999	36.35	29.65	34.87	35.98
2000	42.13	34.88	38.58	37.81
2001	40.29	34.84	38.03	36.26
2002	37.16	29.12	32.74	30.14

Source: Czech National Bank

———————

(1) Actual high and low, on a day-by-day basis, for each period.
(2) Average of the exchange rates on the last day of each month during period.

For information regarding the effects of currency fluctuations on our results, see "Risk Factors" on page 8, "Item 5. Operating and Financial Review and Prospects" on page 37 and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" on page 63.

RISK FACTORS

Factors Relating to the Company

Our Majority Shareholder Makes Decisions that Reflect Czech Government Policy

The Czech National Property Fund (the "NPF" or the "National Property Fund"), which is under the direct control of the Czech Republic, holds approximately two-thirds of all shares in ČEZ. The National Property Fund also holds significant equity interests in certain of our subcontractors, including Czech suppliers of coal and contractors and suppliers of equipment for the *Temelín* nuclear power plant. Consequently, certain of our decisions and the decisions of our suppliers and contractors which are mandated by the National Property Fund reflect Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

Liberalization of the Electricity Market Could Adversely Affect our Business

Since January 1, 2002, if an electricity end user's electricity consumption at one supply point exceeds 40 GWh (including self-generated electricity) then such user (eligible final customer) may choose its electricity supplier (and freely negotiate prices). We have direct access to such eligible final customers only and this liberalized market represents approximately 30% of the Czech electricity market. REAS are free to choose the supplier to cover demand of the remaining (mostly retail) customers. The wholesale market is liberalized to the full extent and we compete on this market. As a consequence of this liberalization we have seen our profitability per MWh produced decline. While the REAS and eligible final customers have purchased some electricity from producers outside the Czech Republic, which fact has reduced our revenues, we have responded to these price and other pressures by increasing the quantity of electricity sold for low prices while keeping fixed costs constant. We can provide no assurance that the decisions of the REAS or other eligible final customers will not adversely affect our business, prospects, financial condition or results of operations.

Further, as a consequence of the liberalization of the electricity market, an administrative procedure has been implemented which regulates the import and transmission of electricity within the electricity transmission grid in the Czech Republic. This system is designed to prevent imported electricity together with our planned domestic electricity production from exceeding the transmission capabilities of the transmission grid. As this administrative procedure is new, it has yet to be completely tested. Consequently, we can provide no assurance that, as a result of complications in the implementation of this procedure, the electricity system in the Czech Republic may not suffer interruptions of service.

Furthermore, the Energy Act (including the enforcement provisions thereof) has just begun to be implemented by regulation, and judicially or administratively interpreted. We can give no assurance that the specific regulatory framework and practices that actually develop in the Czech Republic will not adversely affect our business, prospects, financial condition or results of operations.

Our Integration with REAS Could Encounter Obstacles, Negatively Influencing Our Business

On April 1, 2003, we acquired from the Czech government its shares in eight REAS. As of then, we hold majority shares in five REAS and minority shares in three REAS. We are required to dispose of one of the majority shares and of all three minority shares. We intend to fully integrate the remaining four REAS into the structure of our Company. While we believe that we will be successful in our efforts, we can give no assurance that the integration will continue smoothly and that minority shareholders in those REAS in which we hold a majority share will not obstruct the integration process. Consequently, we can provide no assurance that our business, prospects, financial condition or results of operations will not be adversely influenced by these factors.

We May Be Unable to Dispose of Our Shares in REAS and ČEPS, a. s. at Conditions Advantageous to Us

The Czech Anti-Monopoly Office resolved that we have to dispose of one of the majority shares and of all three minority shares in REAS, and that we have to dispose of our remaining shares in *ČEPS, a.s.* There is only a limited number of prospective buyers and we may encounter difficulties in trying to negotiate conditions of such disposals that would be advantageous to us or our disposal of the shares may be delayed. Consequently, we can provide no

assurance that our business, prospects, financial condition or results of operations will not be adversely affected by the sale of the REAS and of *ČEPS, a. s.*

State Support to Selected Power Generation Sources Could Adversely Affect the Portion of Our Business Subject to Regulated Prices

The Energy Act now requires the REAS to purchase certain amounts of electricity from environmentally friendly "co-generation", "small hydro", "decentralized" or "renewable" facilities and to pay subsidies to it. State support is significantly higher for small generation sources or those that are connected directly to the REAS grids. We, however, operate large plants and transmit a major portion of our electricity to the transmission grid and thus cannot take full advantage of the state support for otherwise comparable power generation sources. While we believe that these purchases by the REAS will remain an insignificant portion of overall REAS electricity purchases, we can provide no assurance that this will in fact be the case and that our electricity sales to the REAS will not decrease as a result and will not adversely affect our business, prospects, financial condition or results of operations.

Interruptions in the Initial Trial Operation of the Temelín Nuclear Power Plant Could Significantly Lower our Cash Flow

We currently have a nuclear power plant in trial operation in Temelín in Southern Bohemia which, once both of its generating units are fully operational, is expected to account for approximately 17% of our installed capacity and an average of 23.5% of our total production. While the construction on both units of *Temelín* has been completed and the Nuclear Safety Authority has issued an operating license for its operation, we can provide no assurance that failures in the course of trial operation will not occur or that such interruptions will not adversely affect our business, prospects, financial condition or results of operations.

Further, we have experienced continuing environmental and other opposition to the plant with demonstrations by Austrian citizens and others. As a result, the prime ministers of Austria and the Czech Republic met on December 12, 2000. This meeting resulted in an agreement pursuant to which we agreed to have further studies and monitoring performed on *Temelín*. We can provide no assurance that, as a result of such studies and monitoring, the initial operation of *Temelín* will not be disturbed as a result of events beyond the control of management. We can provide no assurance that any such problems will not adversely affect our business, prospects, financial condition or results of operations.

Contractual Penalties for a Delay in the Construction of Unit 2 of Temelín Could Adversely Affect the Financial Condition or Results of operations of the General Contractor for the Construction of Temelín

As the general contractor for the construction of *Temelín* and our 29.8% subsidiary, *ŠKODA PRAHA, a.s.*, did not complete construction on *Temelín's* Unit 2 as scheduled, it is subject to significant contractual penalties, the imposition of which may adversely affect its business, prospects, financial condition or results of operations or even lead to its insolvency. While we believe that any negative impact on *ŠKODA PRAHA, a.s.* is not likely to affect its guarantees for trial operation of Unit 1 and 2 (and, consequently, our business generally), we can provide no assurance that the imposition of such penalties will not, in fact, adversely affect our business, prospects, financial condition or results of operations. In an attempt to avoid these adverse consequences, we entered into a settlement agreement with *ŠKODA PRAHA, a.s.* pursuant to which we would capitalize the contractual penalties and increase our share in *ŠKODA PRAHA, a.s.* to 68.9%. However, we can give no assurance that capitalization will eventually take place and the above risks will be eliminated or minimized.

Our Commercial Relationship with the REAS and the Competitive Environment for the Supply of Electricity in The Czech Republic Could Change

We sell a significant portion of the electricity we produce to the eight REAS. Except for two REAS for which we signed ten-year supply contracts in 1996, we sign our contracts with the REAS annually. We own majority shares in five REAS, but we will have to dispose of one of these majority shares. It is likely that our key European competitors will control four of the REAS eventually. We can provide no assurance that the four REAS we will not control will continue to purchase power from us in the same quantities as they have in the past and/or for the same or better prices or that the competitive environment for the supply of electricity in the Czech Republic will not change.

Because we Lost Control of the Transmission Grid, Electricity Transmission Prices May Increase

Until April 1, 2002, we controlled the electricity transmission grid in the Czech Republic through our wholly-owned subsidiary, *ČEPS, a.s.* As a part of process of the liberalization of the energy market and/or privatization in the Czech Republic, ČEZ had to sell its majority stake in *ČEPS, a.s.* and we thereby lost control of the transmission grid. The prices for electricity transmission could increase as a result of our lost control of *ČEPS, a.s.* If these transmission prices increase and such increase is followed by increases in end prices for electricity, we can give no assurance that the possible resulting decrease of consumption or our increased costs would not adversely affect our business, prospects, financial condition or results of operations. Further, we can give no assurance that the specific regulatory or other relationship that actually develops with respect to the transmission of electricity will not adversely affect our business, prospects, financial condition or results of operations.

The Costs We Are Charged for Radioactive Waste Disposal May Increase; We May Become Liable for Increased Costs of Radioactive Waste Disposal

Under Czech law we are required to contribute funds to a "Nuclear Account" administrated by the Ministry of Finance based on the amount of electricity we produce in our nuclear power plants. This fund is used by the Radioactive Waste Repository Authority (the "Repository Authority") to centrally organize, supervise and undertake responsibility for all final disposal facilities and deposition of nuclear waste therein.

We can give no assurance that the government will not increase the contributions which the Nuclear Act requires us to pay into the Nuclear Account. Additionally, if the cash amounts accrued in the Nuclear Account are not sufficient to pay the final disposal costs, we may be required to pay additional amounts.

The Amounts We Have to Keep in a Special Escrow Account for Future Decommissioning of our Nuclear Power Plants May Increase; We May Become Liable for Increased Costs of Future Decommissioning

Under Czech law we are required to keep funds in a special escrow account based on the expected costs of future decommissioning of our nuclear power plants. These funds can be used only for such decommissioning and only with the permission of the Repository Authority.

We can give no assurance that our contributions to the special escrow account will not increase as a result of increased expected costs of decommissioning or other factors determining the amount of our annual contributions. Additionally, if the cash amounts accrued in the special escrow account are not sufficient to pay the decommissioning costs, we may be required to pay additional amounts.

Our Insurance Does Not Fully Cover Our Risks and Facilities

We have limited insurance (e.g., property and machinery insurance) for certain of our significant assets, including the *Dukovany* and *Temelín* nuclear power plant. We can give no assurance that our business will not be adversely affected by the costs of accidents or other unexpected occurrences at such facilities.

We Could Incur Significant Losses If We Suffered a Nuclear Accident

In accordance with the Vienna Convention, the Nuclear Act provides that the operator of a nuclear facility is liable for any damage caused by a nuclear accident up to CZK 6 billion per accident. The Nuclear Act also provides that operators of nuclear facilities, such as ourselves, are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than CZK 1.5 billion. We have concluded insurance policies for both *Dukovany* and *Temelín* which provide coverage at these amounts. However, notwithstanding such limitation of liability and our additional coverage, any nuclear accident at a nuclear power station could have a material adverse effect on our business, prospects, financial condition or results of operations due to, *inter alia*, potential shut-down of the nuclear facility involved in the accident and the resulting loss of generation capacity, remedial and replacement expenses and negative public response. In addition, as the Nuclear Act has not been tested in court, we can give no assurance that judicial interpretations will be consistent with its stated limitation of liabilities.

Devaluation of the Czech Crown Against the U.S. Dollar and/or Euro Would Negatively Impact Our Business; We May Suffer Exchange Rate Losses if Czech Crown Becomes Significantly Weaker to U.S. Dollar and/or Euro, or Losses due to Hedging if Czech Crown Becomes Significantly Stronger

Virtually all of our revenues are denominated in Czech crowns and, after giving effect to foreign exchange swaps, approximately one-third of our indebtedness is effectively denominated in, and is expected to continue to be denominated in, currencies other than the Czech crown. Consequently, we are exposed to currency exchange risks that could impact our ability to meet our debt obligations and finance our business. The Czech crown to euro exchange rate has been relatively stable and there has been a trend of stronger Czech crown versus the U.S. dollar in 2002 and the first quarter of 2003. However, we can give no assurance that the stability against euro and the ascertainable trends with respect to the U.S. dollar will continue. Devaluation of the Czech crown against the U.S. dollar and/or euro would result in a larger proportion of our revenues needed to service our indebtedness denominated in currencies other than the Czech crown, including the 7 1/8% Notes due 2007 issued by CEZ Finance B.V. and guaranteed by ČEZ (the "Notes" and the guarantees provided by us the "Guarantees"), which could have a material adverse effect on our ability to service the Notes or other indebtedness denominated in currencies other that the Czech crown.

We have entered into foreign exchange swap transactions (principally U.S. dollars and euro to Czech crowns) in order to reduce our exposure to the exchange rate risk by adjusting our exposure to non-Czech crown denominated liabilities. Although we intend to further reduce our exposure to exchange rate risk by entering into other hedging transactions, we can give no assurance that such hedging will be available or profitable.

Factors Relating to the Czech Republic

Political Instability in the Czech Republic Could Negatively Impact Economic Conditions in the Czech Republic and, Consequently, our Business

The next general elections for the Chamber of Deputies are scheduled for 2006. The current political situation has remained relatively stable as a result of the coalition among the Czech Social Democratic Party ("CSSD"), a center-left party, which received over 30.2% of the votes in the last election in 2002, and two other smaller center and center-right parties. The second strongest party in the Chamber of Deputies is the Civic Democratic Party ("ODS"), a center-right party, which received over 24.5% of the votes in the last election and is currently in the opposition. It cannot be ruled out that the current coalition will break up as a result of different political opinions of its members or as result of other factors. On March 7, 2003, Václav Klaus became the new President of the Czech Republic. Mr. Klaus is a former chairman of ODS and this could have an impact on his political decisions.

With respect to the macroeconomic environment in the Czech Republic, it may be expected that drawing up the state budget for 2004 might be connected with difficulties, since the cabinet will have to choose between substantial restrictions of its expenses and setting a budget with a significant deficit.

We can give no assurance that changes to the current government, the creation of a new government or early Parliamentary elections will not occur. The factors described above may have an adverse effect on the overall stability of the Czech Republic and subsequently on our economic and financial situation. We can give no assurance that any new government formed will continue the economic, fiscal, and regulatory policies of former governments. Nor can there be any assurance that any changes in such policies will not have a material adverse effect on our business, prospects, financial condition or result of operations. Moreover, any change in the government may affect the structure of the presidium of the NPF, and/or the structure of the Supervisory Board and the Board of Directors of our company.

If the Czech Economy Performs Poorly, our Business Will Be Impacted Negatively

Our revenues are sensitive to the performance of the Czech economy. Virtually all of our assets and operations are located in the Czech Republic and we derive the substantial majority of our electricity revenues from domestic sales. Changes in economic, regulatory, administrative or other policies of the Czech government, as well as political or economic developments in the Czech Republic over which we have no control, could have a significant effect on the Czech economy, which in turn could have a significant effect on our business, prospects, financial conditions or results of operations or our ability to proceed with our business plan.

Furthermore, the Czech Republic has undergone dramatic reform in its economy since 1989. Public discussion continues as to the need for restructuring certain sectors of the economy. Although the reforms already undertaken have significantly improved economic performance, we can give no assurance that they will continue or that the level of economic performance attained over the last few years will be sustained. In addition, we can give no assurance that such restructuring will not result in a decrease in the sales or production of certain significant power consumers, which could lead to a decrease in electricity demand.

The Czech Republic has experienced growing public finance deficits which could potentially destabilize the Czech crown against foreign currencies, increase inflation and increase the borrowing costs of the Czech Republic through lower debt ratings, and for ČEZ as well. While political parties in the Czech Republic acknowledge this problem, they have not reached political accord on a solution. Though the Czech crown is currently strong and the inflation low, we can give no assurance that this will be the case in the future years.

We Could Incur Unforeseen Tax Penalties and/or Sanctions

Changing interpretations of tax regulations by the tax authorities, extended time periods relating to overdue liabilities and the possible imposition of high penalties and other sanctions result in the tax risk for a Czech company being significantly higher than in countries with more mature tax systems.

Item 4. Information on the Company

History and Development of the Company

ČEZ, a.s. (the "Company" or "ČEZ") was established on May 6, 1992 as a joint-stock company organized under the law of the Czech Republic. We were established through the aggregation of formerly state-owned companies into one enterprise. The resulting company is the largest electricity generation company in the Czech Republic in terms of installed electricity generation capacity and one of the largest companies in the Czech Republic in terms of operating revenues. We are governed by the provisions of Czech Civil and Commercial law and are registered with the Commercial Register of the District Court for Prague. Our headquarters is located in Prague, Czech Republic. Our U.S. agent's name and address is CT Corporation System, 1633 Broadway, New York, New York 10019.

Our registered address is:


ČEZ, a. s.
Duhová 2/1444
140 53 Prague 4
Czech Republic

Tel: +420 (2) 7113 1111
Internet address: www.cez.cz


All power plants that we operate are located in the Czech Republic. The total installed capacity of our generation facilities as of December 31, 2002 amounted to 11,146 MW. In 2002, we generated 54,118 GWh of electricity. Of this amount, coal-fired plants accounted for 62.0%, our nuclear power plants accounted for 34.6%, and hydroelectric plants accounted for 3.4% of electricity produced. The remaining electric power consumed in the Czech Republic comes from independent power producers, self generators and imports. We operate twenty-five[1] power plants, including ten coal-fired plants, twelve hydroelectric plants and two nuclear power plants. See "Property, Plants and Equipment" on page 28. Of the quantity of electricity we sold in the Czech Republic in 2002, we sold approximately 86.8% to the REAS, 1.6% to *ČEPS, a.s.*, 7.2% to traders, 3.7% to *Operátor trhu s elektřinou, a.s.* (Electricity Market Operator), and the remainder directly to final customers.

We also purchased electric energy from independent producers and traders (*Sokolovská uhelná, a.s., KAUČUK, a.s.,* and *První energetická a.s.*).

The following table sets forth a breakdown of the amounts of electricity that we supplied and which was consumed in and exported from the Czech Republic from 2000 through 2002:

	2000	2001	2002
		(GWh)	
Supplied:			
ČEZ generation	50,842	52,162	54,118
Purchased from IPPs	3,483	3,274	2,018
Purchase of deviations (OTE *)	0	0	882
Purchase within the framework of organized short-term transactions (OTE *)	0	0	19
Purchases to cover own consumption	21	17	18
Imports	814	682	417
Transactions outside of the Czech Republic (purchases)	0	7	921
Total	55,160	56,141	58,392

_____

[1] The calculation of the number of plants that we operate varies depending on whether a plant is counted independently or as part of a larger organizational unit. The number of plants used herein is based upon larger organizational units than may appear elsewhere in our publications.

Consumed:

REAS..	36,565	36,942	31,466
Sale OTE * - regulatory work – positive	0	847	1,356
Sale OTE * - regulatory work – negative	0	0	-385
Sale of deviations - (OTE *)..	0	0	137
Sale within the framework of organized short-term transactions (OTE *)..	0	0	224
Electricity sales to eligible customers **.......................	0	0	69
Electricity sales to traders ***....................................	0	0	2,593
Sales to ČEPS to cover transmission losses	736	546	598
Other domestic sales..	93	386	186
Exports	12,429	12,122	16,008
Transactions outside of the Czech Republic (sales)	0	7	921
Other consumption of ČEZ	5,275	5,231	5,218
of which:			
own consumption for electricity generation.........	4,102	4,218	4,245
consumption for siphoning in siphoning-type hydro-electric power generation stations	749	556	479
other consumption of facilities............................	424	457	494
Losses of ČEZ	62	60	0
Total	55,160	56,141	58,392

*) *Operátor trhu s elektřinou, a. s.* (Electricity Market Operator)

**) Customers pursuant to Section 28 of Act No. 458/2000 Coll. (Energy Act)

***) Electricity traders pursuant to Section 28 of Act No. 458/2000 Coll. (Energy Act)

In addition to electric power, we also generate heat, which we supply to municipalities, district heating companies and industrial consumers via steam/hot water pipelines that we operate with other persons. See "Heat Generation" on page 18.

Until April 1, 2003, we also owned and operated through our subsidiary, *ČEPS, a.s.*, approximately 2,902 kilometers (approximately 1,803 miles) of 400 kV and 1,441 kilometers (approximately 895 miles) of 220 kV high-voltage electrical power transmission lines. These lines comprise all of the high voltage transmission lines in the Czech Republic and transformers which reduce the electrical voltage to 110 kV, the maximum voltage used in the distribution networks owned by the REAS. See "Transmission of Electricity" on page 19 and "Material Contracts" on page 57.

Breakdown of Revenue by Activity

The following table sets forth a breakdown of our principal activities together with the revenue generated from such activities for the years 2000 through 2002:

	2000	**2001**	**2002**
		(CZK millions)	
Electricity and Transmission Sales[1][2] ..	49,675	53,300	52,938
Heat Sales	1,604	1,721	1,673
Other	1,413	1,576	967

_____

(1)   Until December 31, 2000, the Energy Regulatory Office set end-user electricity prices and the prices at which we sell electricity to the REAS at aggregate rates which included both the portion paid for the electricity and transmission. Consequently, the information in this table with respect to electricity and transmission sales represent aggregate sales which combine the prices for transmission and electricity. Additionally, we do not account for our electricity sales from our nuclear, hydro-electric and coal-fired power plants separately.

(2)   In 2002, our revenue from electricity sales amounted to approximately CZK 41,021 million, and our revenue from transmission sales amounted to approximately CZK 11,917 million.

Electricity Generation

In 2002, we produced a total of 54,118 GWh of electricity, which represents approximately 71% of the total electricity produced in the Czech Republic. Revenues from electricity sales and transmission amounted to approximately CZK 52.9 million or 95.2% of our total revenue for 2002.

The following table provides information regarding our installed electricity generating capacity at December 31, 2002 and the method of electricity generation during the year ended December 31, 2002:

| | At December 31, 2002 | | Year Ended December 31, 2002 | |
| | Installed Capacity | Installed Capacity | Electricity Generation | Total Production |
	(MW)	*(%)*	*(GWh)*	*(%)*
Coal-Fired Plants	6,517	58.5	33,543	62.0
Nuclear Plants	2,760	24.8	18,738	34.6
Hydroelectric Plants	1,868	16.7	1,837	3.4
Wind and Solar Power Plant [1]	1	0	0	0
Total	11,146	100	54,118	100

_____

(1) Power plant in the locality of *Mravenečník* near the *Dlouhé Strán*ě hydroelectric power plant.

Coal-Fired Power Generation

We own and operate ten (10) coal-fired power plants which are further described below under "Property, Plants and Equipment" on page 28. In 2002, our coal-fired plants generated 33,543 GWh of electricity representing 62.0% of our total electricity production.

Our coal-fired plants have a diversified age profile, and we have a planned program of regular repairs and overhauls for the generating units. In most cases, parts of these units have already been completely reconstructed and modernized. As of December 31, 2002, we had installed FBB or FGD equipment on all of our coal-fired capacity and we have installed or refurbished electrostatic precipitators (which reduce particulate emissions) on all but two of our coal-fired power plants. The coal-fired plants that we own and operate are situated at various locations throughout the Czech Republic, the largest concentration being in the lignite mining region in the northwest of the Czech Republic. We have decommissioned the *Ledvice I* power plant, two units of the *Mělník II* power plant and three units of the *Tušimice I* power plant. We decided to decommission these plants because, in our judgment, we have sufficient capacity to satisfy demand using our existing plants and plants under construction.

Types and Sources of Coal. The majority of our coal-fired power plants (95.5%) utilize lignite. Currently only one of our power plants uses hard coal. We have four main domestic suppliers of lignite and one domestic supplier of hard coal.

Most of our coal-fired power plants are located in the vicinity of the North Bohemian brown coal basin. Conveyor belts from nearby mines directly supply coal to three power plants, *Ledvice II*, *Tisová I* and *II* and *Tušimice II*. In other cases, rail is primarily used to transport coal supplies over relatively short distances. We maintain coal stocks at a general level of 16% of our annual consumption at plants that are not in direct proximity to coal mines.

Coal Contracts. For the purchase of lignite we have entered into a number of annual, five-year and fifteen-year contracts with *Appian Group, a.s., Sokolovská uhelná, a.s., Severočeské doly, a.s, Lignit Hodonín, s.r.o.*, *GEMEC-UNION, a.s.* and with *OKD, a.s*, for the purchase of hard coal. We have signed a long-term contract with *Severočeské doly, a.s.,* and short term contracts with *Severočeské doly, a.s., Appian Group, a.s., Sokolovská uhelná, a.s. and Lignit Hodonín, s.r.o.* for lignite. We have signed a short term agreement with *OKD, a.s.* for hard coal. See "Equity Interests of ČEZ in Other Companies as of December 31, 2002" on page 28.

We generally enter into contracts for coal deliveries on the basis of tenders. Short-term contracts resulting from such tenders fix prices for one year. Long-term contracts are designed to fix amounts for a period of five years. Although long-term contracts do not set specific prices, they contain guidelines for setting prices.

In October 1997, we signed a long-term contract with the largest producer of lignite in the Czech Republic, *Severočeské doly, a.s.* In 1999, we increased our stake in *Severočeské doly, a.s.* to more than one-third of the capital stock of *Severočeské doly, a.s. Severočeské doly, a.s.* supplies more than 60% of our total consumption of lignite. This contract covers supplies through the year 2015 and reserves certain amounts of stock through 2030. We purchase the largest amount of coal in the Czech Republic, accounting for more than 55% of lignite purchased in 2002 in the Czech Republic.

The following table sets forth the rate of price increases (decreases) for which we purchased lignite and hard coal as compared to inflation rates for the years 2000 through 2002:

Year	Lignite (%)	Hard Coal (%)	Inflation (%)
2000	(18)	6	3.9
2001	0.8	14.1	4.7
2002	0.0	0.7	1.8

Although we have been in a good bargaining position *vis-a-vis* coal suppliers and we have generally been able to keep increases in coal prices below increases in the annual inflation rates, there can be no assurance that we will be able to do so in 2003 or future years. The slight increase in hard coal prices for 2002 was due, among other things, to the low inflation rate which is relevant for the formula for calculation of hard coal prices. The stagnation in lignite coal prices in 2002 was influenced primarily by market conditions and increased competitive pressures among suppliers.

For the importation of hard coal, an import license from the Ministry of Industry and Trade of the Czech Republic is necessary. In instances in which we were not able to obtain such an import license, we purchased hard coal supplies from domestic sources.

We purchase limestone and lime for desulfurization facilities and fluidized-bed boilers under long and medium-term contracts from a total of five domestic suppliers. *LOMY MOŘINA, spol. s r.o.* supplies approximately 50% of the total amount. We hold 51.00% of the registered capital of *LOMY MOŘINA, spol. s r.o.* Our 64.87% owned subsidiary, *KOTOUČ ŠTRAMBERK, spol. s r.o.*, supplies approximately 25% of our total limestone and lime needs at prices which are renegotiated each year. These prices do not differ significantly from market prices.

Historically, prices for lime, limestone and other raw materials have generally risen, but such changes have not been material.

Taking into account geographical restrictions and current estimates of coal-fired generation needs, we estimate there are sufficient lignite reserves in the Czech Republic for the operation of our coal-fired power plants for approximately 30 years.

Total expenses for lignite and hard coal consumed in 2002 amounted to CZK 10,514 million or 23.7% of our total operating expenses. Total expenses for lime and limestone consumed in 2002 amounted to approximately CZK 682 million or 1.5% of our total operating expenses.

Final Disposal of Coal Waste. Pursuant to the 1997 Act on Wastes, effective from January 1, 1998, and related regulations, we dispose of coal ash by depositing it in landfills and disused shafts of existing mines. We sell some of the coal ash residues to certain producers of building materials. In addition, we have been selling a portion of the FGD gypsum remaining after the desulfurization process to certain producers of construction materials. Although such sales have not been material to our revenues, they represent an important element in our environmental initiatives.

Sources of Working Materials. We select suppliers of caustic soda, sulfuric acid, hydrochloric acid, technical gases, turbine and transformer oils and other working materials on the basis of tenders. Individual power plants conclude these supplier contracts. Our total expenditure for such supplies do not represent a material portion of our overall expenses.

Nuclear Power Generation

We currently own and operate one nuclear power plant situated at *Dukovany*, in the South Moravian District of *Třebíč* and we are completing a second nuclear power plant at *Temelín*, in the South Bohemian district of *České Budějovice*. We describe both *Dukovany* and *Temelín* in further detail below under "Property, Plants and Equipment" on page 28 and "Capital Investments" on page 33. In 2002, our nuclear power plants generated 18,738 GWh of electricity, including 1,786.7 GWh of electricity produced by *Temelín* during testing, representing 34.625% of our total electricity production.

Both these nuclear power plants are equipped with VVER reactors. In the former Soviet Union, two designs of nuclear reactors (with various sub-types) were developed: the RBMK reactor, a graphite moderated water-cooled reactor and the VVER, a pressurized water reactor in which water acts as both the moderator and the coolant. The design of a VVER plant is generally considered identical to the design of PWR plants based on U.S. technology (in which water also acts as the moderator and the coolant) and which is the most common reactor type commercially used around the world.

Unlike analogous western nuclear power plants, the units of the *Dukovany* nuclear plant have no full pressure containment, the purpose of which is to prevent the escape of radioactive steam into the atmosphere in case of any breach of the primary circuit (the sealed circuit comprised of the steel pressure vessel containing the reactor, the steam generator and the connecting pipe work). In the *Temelín* nuclear power plant, the two units are provided with containment buildings containing the primary circuit. The *Dukovany* nuclear plant is designed to reduce the pressure and temperature of steam escaping from the primary circuit through a venting process into semi-contained rooms within the tower. This system is contained and without any safety-valve that would permit the escape of radioactive gases into the atmosphere. The system is designed to withstand the maximum projected accident caused by a breakdown of the primary circuit.

Dukovany Nuclear Power Plant. The construction of the *Dukovany* nuclear power plant began in January 1979 and its four units became operational between May 1985 and July 1987. The power plant has been in continuous operation since 1985. The power plant uses four Soviet designed VVER 440-213 pressurized water reactors with a total installed electricity generating capacity of 1,760 MW. Outside the former Soviet Union, such reactors are in operation in the Czech Republic, Finland, Hungary, Bulgaria and the Slovak Republic.

Two units of *Dukovany* are designed to operate until 2016 and two units until 2018. The State Nuclear Safety Authority (the "Nuclear Safety Authority") grants operating licenses that are renewable upon application. The following table sets forth the status of licenses at the *Dukovany* power plant:

Unit	License Valid Until:
1	December 31, 2005
2	December 31, 2006
3	December 31, 2007
4	December 31, 2007

From its initial operation to December 31, 2002, the *Dukovany* nuclear plant has generated approximately 210,623 GWh of electricity at an average load factor per year of 82.6%.

Temelín Nuclear Power Plant. Our second nuclear power plant, currently in trial operation, is located at *Temelín* in South Bohemia. It employs two VVER 1000 pressurized water reactors, each with a capacity of 1000 MW. Like *Dukovany*, the *Temelín* nuclear power plant is a base load plant (a plant that operates at a constant level for a sustained period of time). See "Capital Investments – Nuclear Power Plants" on page 35 for more information about the *Temelín* power plant, including recent developments related to costs of completion and time delays in the completion schedule. From its initial operation to December 31,2002, the *Temelín* nuclear plant has generated approximately 6,597 GWh of electricity. As of June 10, 2002 Unit 1 of the *Temelín* power plant is in an 18-month pilot operation, and Unit 2 is in a similar pilot operation as of April 18, 2003.

Nuclear Fuel Materials and Fuel Procurement. Nuclear fuel materials and services (i.e., uranium, conversion and enrichment) are supplied to us mainly on the middle and long-term contractual basis by several primary suppliers. The main portion of our uranium needs has been covered from domestic sources up to now. Since Czech uranium production has been continuously decreasing in recent years with the perspective of almost full cessation in 2006, we will seek to cover our future needs by increased purchases on the world market. We will aim to create and

maintain a diversified portfolio of uranium suppliers in a similar way as it has already been established regarding conversion and enrichment services. One of our important sources of uranium in the future will be Russia, as we plan to purchase a substantial portion of nuclear fuel for the *Dukovany* nuclear power plant as a package of all contained materials and services within the framework of our long-term fuel agreement with the Russian fabricator OAO TVEL. We are considering optimizing our current uranium stockpiles during the period of 2004-5. This should result in less urgency to seek new supplies in the near term.

Our long-term nuclear fuel supplier for *Temelín* is Westinghouse Electric Corporation which produces nuclear fuel for us at its facilities in Columbia, South Carolina. Shipments of nuclear fuel for the *Temelín* nuclear power plant from Westinghouse are performed according to the requested schedule on the basis of our long term contract. First refuelling at Unit 1 was completed in March 2003 and fuel for the first reload for Unit 2 will be delivered in the second half of 2003. Regarding the *Dukovany* nuclear power plant deliveries of nuclear fuel designated for transition for "five-year fuel cycle" continue under very long-term commitments concluded with Russian OAO TVEL.

Spent Nuclear Fuel Storage. Operation of an interim storage facility for spent nuclear fuel which utilizes transport and storage containers licensed and used in a number of countries (including the United States) at the site of the *Dukovany* nuclear power plant became operational in December 1995. The capacity of this facility is sufficient for the operation of the power plant until 2005. A second stage of the construction of the interim storage facility for spent nuclear fuel at the *Dukovany* power plant site is currently under preparation. Upon the completion of this second stage, we expect that the capacity of the interim storage facility will be sufficient for the planned life of the power plant. In 1999 the State Office for Nuclear Safety issued a zoning permit for the second stage storage facility for spent nuclear fuel and an environmental impact assessment was completed. In 2000 we received a local zoning permit for this interim storage facility and in 2001 we entered into an agreement for the provision of storage containers for this facility. We have already prepared an application for a construction permit which we expect to receive in 2003. We are also planning the construction of an interim storage facility for spent nuclear fuel from the *Temelín* power plant at the *Temelín* site. An underground interim storage facility at the *Skalka* site in South Moravia is being considered as an alternative for the storage of spent fuel from both power plants. We received a local zoning permit for this site in March 2001. In 1999 we sold the repository for disposal of nuclear waste from the operation of both *Dukovany* and *Temelín* nuclear power plants to the Repository Authority (state agency). The Repository Authority has engaged us to continue operating this repository located at *Dukovany* site.

Hydroelectric Power Generation

We operate twelve (12) hydroelectric power plants (small storage or pump storage), which are described in individual detail under "Property, Plants and Equipment" on page 28. In 2002, our hydroelectric power plants generated 1,455 GWh of electricity representing 2.9% of our total electricity generation.

Eight of these plants are situated on dams on the *Vltava* river creating a cascade operation controlled by a central control system. The total of 1,868 MW of hydroelectric power capacity that we operate represents an important and cost-effective source of peak load generation for ČEZ. In recent years, the electricity consumption pattern in the Czech Republic has exhibited increasing intra-day peak demand. Additional development of hydropower generation in the Czech Republic is limited by the topography of the country and we currently are not constructing and do not have plans to construct any new hydroelectric power plants.

Hydroelectric power plants have a high degree of flexibility in the regulation of their output. The ability to control conventional storage hydroelectric power plants and pump storage plants centrally permits the hydroelectric plants to commence operating very rapidly thereby facilitating our regulation of electric output.

Neither conventional storage nor pump storage hydroelectric power plants release polluting emissions into the atmosphere. These plants also represent an inexpensive source of electric energy, particularly in periods of peak demand. In addition, pump storage power plants allow the productive use of excess electricity generated by base load plants by operating storage pumps in periods of low demand.

Heat Generation

In general, heat is a by-product of the generation of electricity. We sell heat to municipalities, district heating companies and industrial consumers. At the present time, we are supplying heat from all of our coal-fired plants and the *Dukovany* nuclear power plant. We also intend to sell heat from our *Temelín* plant once this plant has been

completed. Heat is supplied to customers via steam/hot water pipelines operated by us and other persons. In 2002, sales of heat amounted to CZK 1,673 billion or 3.8% of our total revenues.

Transmission of Electricity

Until April 1, 2003 we controlled the electricity transmission grid in the Czech Republic through our wholly-owned subsidiary, *ČEPS, a.s.* See "Risk Factors" on page 8. We operated through *ČEPS, a.s.* a total of approximately 4,477 km (approximately 2,782 miles) of transmission lines, of which approximately 2,902 km operate at 400kV, 1,441 km operate at 220kV and 134 km operate at 110kV, primarily in connecting the power plants to the transmission grid. The efficiency of the transmission grid in the Czech Republic is comparable to international standards. In 2002, transmission losses of the high-voltage system that *ČEPS, a.s.* operates amounted to 695 GWh representing approximately 1.2% of transmitted electricity.

Currently, dispatching within the electrical power system of the Czech Republic is carried out on a lowest cost producer basis for ČEZ by a control center which is a part of *ČEPS, a.s.* This control center also coordinates the operations of the transmission grid, as well as exchanges of electricity with other power grids. This control center is allocated to *ČEPS, a.s.*

On March 11, 2002 the Czech government decided to sell to us its shares in the eight REAS (regional electric power distribution companies) held by the National Property Fund and the Czech Consolidation Agency. The Czech government also decided to purchase our 66% share in our transmission subsidiary *ČEPS, a. s.* The transactions were approved at our shareholder's meeting held on June 11, 2002. On March 20, 2003, we received an affirmative opinion from the Czech Anti-Monopoly Office approving the sale of the distribution companies to us. After the fulfillment of this last condition precedent for the integration of the electric power industry, we signed promissory notes on March 28, 2003, and on April 1, 2003 the transfer of the shares of the eight distribution companies to us was consummated. Concurrently, we transferred a 51% share in *ČEPS, a. s.* to *OSINEK, a. s.*, a wholly-owned subsidiary of the National Property Fund, and a 15% share in *ČEPS, a. s.* to the Ministry of Labor and Social Affairs. After netting the price we should pay for the REAS against the price that we should receive for *ČEPS, a.s.*, we are required to pay the National Property Fund approximately CZK 15.2 billion by mid-2006. See "Material Contracts" on page 57.

In its affirmative decision on the sale of REAS to us, the Czech Anti-Monopoly Office stated three conditions which we are required to fulfill and which were in the opinion of the Czech Anti-Monopoly Office necessary for the protection of economic competition in the electricity distribution market in the Czech Republic:

- ▪ We have to dispose of our remaining 34% share in *ČEPS, a. s.* to the Czech government;

- ▪ We have to dispose of a majority share in one of the REAS in which we acquired majority shares. The Anti-Monopoly Office did not specify which REAS in particular we should sell, and therefore we can choose to sell any of *Severočeská energetika, a.s.*, *Severomoravská energetika, a.s.*, *Východočeská energetika, a.s.*, *Západočeská energetika, a.s.*, or *Středočeská energetická, a.s.* Our Board of Directors recently decided to sell *Severočeská energetika, a.s.*; and

- ▪ We have to dispose of all our minority shares in the three REAS in which we hold such minority shares, namely in *Jihočeská energetika, a.s.*, *Jihomoravská energetika, a.s.*, and *Pražská energetika, a.s.*

As regards deadlines in which we have to fulfill these conditions, the original non-binding decision of the Anti-Monopoly Office issued on December 10, 2002 stated that we have to fulfill the conditions within one year after the decision becomes binding and effective. We appealed this non-binding decision, and in the final, binding and effective decision of the Anti-Monopoly Office that was issued on March 20, 2003 the deadlines for fulfillment of the above conditions were extended. This gives us greater latitude in finding suitable purchasers of the relevant shares and in negotiating conditions which would be advantageous to us. We can however give no assurance that we will actually achieve advantageous conditions for the disposals, primarily because of the fact that the number of potential purchasers is limited. Also, these potential purchasers know that we are obliged to dispose of the relevant shares in REAS and they may attempt to use this against us in the negotiation process.

After we satisfy the above conditions, out of the eight REAS, we will hold majority shares in four of them (*Severomoravská energetika, a.s.*, *Východočeská energetika, a.s.*, *Západočeská energetika, a.s.*, or *Středočeská*

energetická, a.s. if we sell *Severočeská energetika, a.s.*), and we will have no share interest in the remaining four. Also, we will have no ownership interest in *ČEPS, a.s.*

With respect to the minority shares in those REAS which we have to dispose of, we are considering swapping these minority shares or some of them for the minority shares in those REAS where we own majority and which we intend to keep. We have entered into discussions with the holders of such minority shares, namely E.ON and RWE. With E.ON we have reached a preliminary agreement on the swap of our 35.21% in *Jihomoravská energetika, a.s.* and 34.01% in *Jihočeská energetika, a.s.* for E.ON's 34.4% in *Západočeská energetika, a.s.* and 41.7% in *Východočeská energetika, a.s.* If the swap is consummated, we will increase our majority share in *Západočeská energetika, a.s.* and *Východočeská energetika, a.s.*, and we may be required under Czech law to make mandatory tender offers for the remaining minorities in these two companies. We can give no assurance that the above discussions will be fruitful and the considered swaps will be eventually effected.

Exports, Imports and International Exchange of Power

We imported a small portion of our purchased electricity under long-term contracts, one of which we have assigned to *ČEPS, a.s.* and one which expired in 2002. In 2002, we imported a total of 417 GWh. In 2002, the cost of such imports amounted to approximately 16.5% of total expenses.

In 2002, our revenues from electricity exports amounted to CZK 9.2 billion or approximately 20.7% of revenues from electricity sales. In 2002, we exported a total of 16,008 GWh. Our high-voltage transmission grid is inter-connected with the transmission grids of Germany, Poland, Austria and the Slovak Republic. We export electricity to Germany, Slovakia, Hungary, Croatia and Serbia on the basis of both short and long-term contracts. We consider exports to be an important part of our revenues and we intend to seek further opportunities for expanding and diversifying our exports in the future. However, we can give no assurance that our efforts in this respect will be successful and that we will be able to increase our exports or at least keep them at their current levels.

Sales of Power

We sell most of the electricity we supply (approximately 72% of total revenues from electricity sales in 2002) to the eight REAS. Due to a change in the manner in which electricity trading was conducted, in 2002 our direct sales of electric power to the regional distribution companies declined by 5,476 GWh in comparison with 2001, a fall of 14.8%. Our total sales in the domestic market, however, declined by only 2,476 GWh, a decline of 6.4%, since in 2002 we sold some of the electric power to domestic traders or on the electricity market organized by the Electricity Market Operator (*Operátor trhu s elektřinou, a. s.*).

Changing Conditions in the Electricity Market.

In accordance with the Energy Act, starting from January 1, 2002, a gradual liberalization of the electricity market was initiated in the Czech Republic. The electricity market is based on regulated access to the transmission grid and the distribution systems. The participants in the electricity market include power-generation companies, the operator of the power transmission grid, the market operator, the commodities exchange, traders, and end customers. On January 1, 2002, the first group of end customers (customers with an annual consumption in excess of 40 GWh) obtained the status of eligible customers with the right of access to the transmission grid and the right to choose their supplier of electricity. As of January 1, 2002, government-regulated prices for electricity apply only to protected customers (those who are not yet able to choose their electricity supplier), to prices for the transmission and distribution of electricity and to system-related prices (the prices of network monopolies). The prices at which we supply electricity to the regional distribution companies passed into the category of fully negotiated prices.

We responded to these new conditions, under which the market for domestic power producers had been fully opened up and it became possible to secure power from foreign competitors, by selling electricity in a completely new and fundamentally different way. Under the brand name "Rainbow Energy", we offered electricity in the domestic market in the form of standardized products similar to those sold in the liberalized European markets. The structure of the offered products consists of "building blocks" from which the customers can build the required supply regime. The structure of this offer makes it possible for all of the regional distribution companies to fully satisfy not only the requirements of the protected customers, to whom the law obligates them to supply electricity, but to also fully satisfy other requirements for delivery of electricity from us.

In view of the fundamental change in the conditions for trading with electricity in the Czech market, and the difficulty of anticipating how other participants in the market would react (particularly eligible customers), seven "Rainbow Energy" products were offered to the distribution companies, gradually and in four offer-rounds. Sales began on August 31, 2001 with an offer of year-round supply of "yellow electricity". For the purpose of a supplementary sale of products, we organized a total of three tenders which all qualified interested parties could participate in, that is apart from the regional distribution companies also all eligible customers and traders. Under such offers, about 90% of the domestic market sales targets for "Rainbow Energy" were achieved before the year 2002 even started. In the course of 2002, we also used our available power production capacities for immediate sales of electricity on the Czech spot market that is organized by the Electricity Market Operator (*Operátor trhu s elektřinou, a. s.*) and for the sale of electricity on the basis of bilateral agreements that were concluded for such purpose. In the course of 2002, we expanded the "Rainbow Energy" set of products by four additional products. We participated in the establishment of the Czech and Moravian Commodities Exchange in Kladno, with regard to trading with electricity. The exchange opened for business in November 2002. Electricity exports represented an important component of our business activities, one which had an impact on the overall volume of electricity sold in 2002.

Ancillary Services.

In order to ensure system-related services, *ČEPS, a. s.*, the operator of the transmission grid, announces tenders for the purchase of ancillary services, and based on the results of such tenders concludes bilateral contracts with the providers of such services, and also organizes a short-term (daily) market for ancillary services. In 2002, a total of seven companies, including us, offered ancillary services. We successfully presented our bids for such tenders and also successfully engaged in trading in the short-term market for ancillary services.

Insurance Matters

We maintain several types of insurance against damage of our property and against our potential liabilities. Our insurance includes property insurance of conventional power plants, property insurance of nuclear power plants, nuclear liability insurance, other liability insurance and other property insurance. Our insurance coverage complies with Act No. 18/1997 Coll. (the "Nuclear Act") and the Vienna Convention on Civil Liability for Nuclear Damage (the "Vienna Convention") requirements in respect of responsibility for damage caused by a nuclear incident.

Our coal-fired plants and our hydroelectric plants are covered by property insurance since June 1, 1997. In 2001, we extended the insurance policy for another three years. The policy covers any and all property of the power plants (except for land) duly kept in our accounts. In 2002, the covered risks were reduced to "general natural hazards" and "machinery insurance". As a result of developments in the international insurance and reinsurance markets, the premium has grown significantly over the past two years with the coverage being diminished at the same time. Currently, the maximum coverage under the policy is CZK 2 billion, and the deductible per event is CZK 50 million. Damages we suffered as a result of floods in summer 2002 have had an unfavorable impact on the amount of premium. The floods damaged the majority of our hydro-electric power plants on the *Vltava* river and the coal-fired power plant in *Mělník*. Liquidation of these damages is yet to be completed; according to the most recent estimates, the amount of damages is approximately CZK 730 million. We have received advances from insurance companies in the amount of 50% of the anticipated total damages.

We maintain insurance policies that cover all property of both *Temelín* and *Dukovany* nuclear power plants. These insurance policies were concluded under different conditions of risk coverage, in particular with different limits of insurance proceeds and various deductibles. For *Dukovany*, the maximum coverage is CZK 3 billion, and the deductible per event is CZK 80 million. For *Temelín*, the maximum coverage is CZK 35 billion, and the deductible per event is CZK 180 million. All insurance policies for *Dukovany* and *Temelín* nuclear power plants are maintained with the Czech nuclear pool, which is an association of 11 major insurance companies in the Czech insurance market and which enjoys a monopoly on nuclear risk insurance. The leader of the Czech Nuclear Pool is *Česká pojišťovna, a.s.* Through reinsurance, the Czech Nuclear Pool assigns the majority of risk to other approximately 20 national nuclear pools.

Pursuant to the Nuclear Act and the Vienna Convention, we are obliged to arrange insurance of liability for nuclear damages caused by operation of nuclear power plants and liability for nuclear damages caused during the transport of fresh nuclear fuel. The Nuclear Act also stipulates limits of operators' liability for nuclear damages and the minimum limits of liability insurance. As regards liability for operation of a nuclear facility, the operator is liable for nuclear damages up to CZK 6 billion, with the minimum insurance limit being CZK 1.5 billion. As regards

transport of fuel, the maximum liability is CZK 1.5 billion, the insurance limit being CZK 200 million. As a rule, liability insurance for nuclear damages is concluded separately for each site and transport of fuel, again with the Czech Nuclear Pool.

We have concluded a nuclear third party liability policy for damages connected with the operation of the *Dukovany* nuclear power plant and an insurance policy covering the nuclear third party liability for transport of nuclear fuel to the *Dukovany* power plant. A property insurance policy for the *Dukovany* nuclear power plant was concluded as of December 31, 1998 covering damages up to CZK 3 billion.

We have also concluded a nuclear third party liability policy for damages connected with the operation of the *Temelín* plant covering damages up to CZK 1.5 billion as well as a property insurance policy covering damages up to CZK 35 billion both of which are effective from July 5, 2000. An insurance policy for *Temelín* covers risk connected with the transport of nuclear fuel in accordance with the requirements of the Nuclear Act.

Apart from the above, we maintain other insurance policies, including directors and officers liability insurance to cover certain risks associated with their position.

Seasonality

The electricity generation business is seasonal, with electricity consumption in the Czech Republic increasing during the colder winter months and decreasing during the warmer summer months. Accordingly, sales of electricity and our revenues are generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In addition, unusually warm weather during the winter months in any single year can negatively affect our revenues during such year.

Dependence on Intellectual Property

We own a number of registered tradenames and trademarks, including the marks for "ČEZ" and our company logo. In 2002, we introduced the new brand "Duhová energie". Our tradenames and trademarks are not of material importance to our operations.

Economic, Fiscal, Monetary or Political Policies or Factors Which Impact Our Business

Effect of Czech Economy on Electricity Demand

Our revenues are sensitive to the performance of the Czech economy. Virtually all of our assets and operations are located in the Czech Republic and we derive most of our electricity revenues from domestic sales. The Czech Gross Domestic Product ("GDP"), annual rate of inflation and demand for electricity has fluctuated as follows for the period from 1998 through 2002:

	1998	**1999**	**2000**	**2001**	**2002**
GDP	(1.0)%	0.5%	3.3%	3.1%	2.0%
Inflation[1]	10.7%	2.1%	3.9%	4.7%	1.8%
Electricity Demand	(1.8)%	(2.6)%	2.8%	2.8%	(0.2)%

_____

(1) As measured by the consumer price index reported by the Czech Statistical Office.

Electricity Demand

Electricity demand is the net consumption of the final consumer, which does not include transmission losses and self-consumption (including electricity used by pump storage facilities). In 2002, when GDP rose by 2.0%, industrial demand decreased by 0.3% and residential demand by 0.8% and commercial demand increased by 1.6%. Overall electricity demand decreased in 2002 by 0.2%. Residential and consumer demand decreased as a result of higher average temperatures for 2002. Adjusted for the weather, the overall growth in electricity demand was 0.4%.

Inflation

The rate of inflation in the Czech Republic was 10.7% in 1998, 2.1% in 1999, 3.9% in 2000, 4.7% in 2001 and 1.8% in 2002. Businesses, in general, are adversely affected by inflation because amounts retained after the payment of costs are inadequate to replace the productive assets consumed. Electricity companies in the Czech Republic in particular have been especially affected as a result of their capital intensive nature and regulation which limits capital recovery and prescribes installation or modification of facilities to comply with increasingly stringent environmental requirements. Because the accounting and the revenue establishment processes followed by our regulators limit the amount of depreciation expense to the original cost of utility plant investment, the resulting cash flows are inadequate to provide for replacement of that investment in future years or preserve the purchasing power of stockholders' equity previously invested. Further, prices charged by us to the REAS have increased at a rate substantially lower than the rate of inflation. We are attempting to offset the adverse effects of inflation by reducing employee levels and by attempting to keep price increases with respect to fuel and other goods and services at levels less than the inflation rate.

A large portion of our debt is denominated in foreign currencies while substantial part of our revenues (approximately 80%) are in Czech crowns. While we have hedged against currency fluctuations to a certain degree, the value of the Czech crown has an impact on our financial results. In the first quarter of 2003 the value of the Czech crown has risen against the U.S. dollar and remained at the same level against euro. We can give no assurance that this trend will not reverse and that such events will not affect our financial results adversely.

Czech National Property Fund

The Czech National Property Fund, a property holding agency of the Czech Republic accountable to the Czech Parliament (the "Parliament"), owns approximately 67.6% of our outstanding voting shares. See "Major Shareholders and Related Party Transactions" on page 53. The NPF is headed by a presidium, members of which are appointed by the Chamber of Deputies, which is the lower chamber of the Parliament.

The NPF is a legal entity established pursuant to a special law of the Czech Republic that is accountable to Parliament. The Czech government established the NPF in 1991 for the purpose of, among other things, holding shares of state-owned companies during the distribution and sale of their shares pursuant to government resolutions on a company's privatization. The NPF is managed by a presidium consisting of nine members. The Minister of Finance is the chairman of the presidium and the Chamber of Deputies appoints the remaining members of the presidium.

The NPF, as our majority shareholder, nominates and elects two-thirds of the members of our Supervisory Board. Czech law requires that our employees elect one-third of the members of the Supervisory Board. Our Supervisory Board elects members to the Board of Directors. For a description of the powers and responsibilities of members of the Board of Supervisors and Board of Directors, see "Item 10. Additional Information" on page 54.

The NPF has historically appointed the Minister of Industry and Trade as a proxy to exercise its voting rights in respect of our shares held by the NPF.

The NPF is under the direct control of the government. The NPF owns property, including equity interests, transferred to it in accordance with privatization decisions. The NPF holds significant equity interests in certain of our subcontractors, including Czech coal suppliers and equipment contractors and suppliers for the *Temelín* nuclear power plant, as well as significant equity interests in each of our main customers, the REAS. Consequently, certain of our decisions and the decisions of our suppliers and contractors which are mandated by the NPF reflect Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

Primary Regulators

The primary regulators of the energy industry in the Czech Republic are the Ministry of Industry and Trade, the State Energy Inspection, the Ministry of Environment, the Czech Environmental Inspection, the Energy Regulatory Office and the Nuclear Safety Authority. The Ministry of Industry and Trade and the Energy Regulatory Office have the authority to grant and cancel authorization to engage in business in the energy industry and to issue regulations to implement certain provisions of the Act No. 458/2000 Coll. (the "Energy Act"), effective as of January 1, 2001. The Ministry of Industry and Trade also develops the energy policy for the Czech Republic and

ensures that we comply with the Czech Republic's obligations resulting from international agreements and treaties or obligations resulting from membership in international organizations. The State Energy Inspection, which operates under the Ministry of Industry and Trade, is responsible for enforcing compliance with the Energy Act.

On June 1, 2002, a new Clean Air Act on the protection of air quality entered into force. The Clean Air Act introduces provisions for a "smog situation" where the air is extremely polluted such that the level of air pollution is so high that even a short-term situation may cause a risk of damage to human health or the ecosystem. The emergence of a smog situation is announced publicly by the Ministry of the Environment which is authorized to temporarily restrict or suspend the operation of power generation sources that account for the largest share of air pollution irrespective of whether a particular source meets general air pollution limits or meets the specific air pollution limits stipulated by the Czech government for individual power generation sources. Every operator of an air pollution source (such as ourselves) must comply with the limits so stipulated. The Czech Environmental Inspection monitors compliance and may impose fines for exceeding pollution limits and may prohibit the operation of a pollution source that exceeds the applicable emissions limits. The Clean Air Act also authorizes regional authorities to set, on the basis of a formula specified in the act, annual air pollution fees to be paid by the operator of each pollution source.

The Czech government established the Energy Regulatory Office to support economic competition and protect consumers' interests in energy sector areas where competition is limited or impossible. The Energy Regulatory Office grants and revokes energy producer licences and regulates energy prices. The Energy Regulatory Office also sets quality and service standards, determines the rules regarding the organization of the electricity market and sets pricing principles. In addition, the Energy Regulatory Office resolves disputes arising from the failure to conclude agreements between individual licence holders and/or their customers.

Effective as of January 5, 2001, the Czech government transferred the authority to set electricity prices, as well as gas and heat prices, to the Energy Regulatory Office pursuant to Act No. 526/1990 Coll. (the "Act on Prices"). The Czech government controls the Energy Regulatory Office. Consequently, the electricity prices set by the Energy Regulatory Office reflect Czech Republic government policy.

The Nuclear Safety Authority supervises nuclear-related activities in general and in particular the safety of nuclear facilities. The approval of the Nuclear Safety Authority is required for the operation of nuclear facilities.

Energy Act

The Energy Act regulates the electricity, gas and heat industries in the Czech Republic. Pursuant to this Act, the Ministry of Industry and Trade and the Energy Regulatory Office authorize activities in such industries and determine the rights and obligations of authorization holders. Under the Energy Act and the related regulations promulgated by the Ministry of Industry and Trade and the Energy Regulatory Office, a company must be authorized to operate in the energy industry. Before receiving an authorization an applicant must demonstrate, amongst others, its financial, technical and material qualification for the exercise of the authorized activity, and that such activity does not harm the environment (as defined in environmental regulations).

The Nuclear Safety Authority must also approve any nuclear electricity generation facility before the Energy Regulatory Office may authorize such facility. The Energy Regulatory Office has authorized us to operate nuclear facilities for power generation. The Energy Regulatory Office has also authorized us to operate power generation, power transmission, heat generation and heat distribution facilities.

Pursuant to the Energy Act, the Ministry of Industry and Trade and the Energy Regulatory Office each act independently as the state regulatory authorities and the State Energy Inspection acts as the supervisory body of business activities in the energy industry. The Ministry of Industry and Trade and/or the Energy Regulatory Office can regulate our activity and investment in resources and transmission lines with the aim of achieving a competitive environment depending on the extent of the investment. The Ministry of Industry and Trade and/or the Energy Regulatory Office can also monitor our capital investment plans and activities.

Liberalization of the Electricity Market

The Czech government passed the Energy Act with the aim of harmonizing Czech Law to EU requirements. The Energy Act establishes rules for the liberalization of the Czech electricity market with the aim of securing the reliable and efficient supply of electricity while protecting the environment. The new rules regulate access to the

transmission system and the distribution systems and allow the operation of independent electricity generating plants and transmission lines. Regulated third-party access of electricity transmission and distribution began on January 1, 2002.

The Energy Act liberalizes the Czech electricity market in a step-by-step fashion that can be summarized as follows:

- starting January 1, 2002, if an electricity end user's electricity consumption at one supply point exceeded 40 GWh (including self-generated electricity) in the year 2000 (or in the one-year period from July 1, 2000 to June 30, 2001), then such user may choose its electricity supplier (and prices) from those electricity license holders producing more than 10 MW of electricity per year;

- starting January 1, 2003, if an electricity end user's electricity consumption at one supply point exceeded 9 GWh (including self-generated electricity) in the year 2001 (or in the one-year period from July 1, 2001 to June 30, 2002), then such user may choose its electricity supplier (and prices) from all electricity license holders;

- starting January 1, 2005, if an electricity end user's electricity low voltage consumption at one supply point exceeded 100 MWh (including self-generated electricity) in the year 2003 (or in the one-year period from July 1, 2003 to June 30, 2004), or if the end user is a high voltage user, then such user may choose its electricity supplier (and prices) from all electricity license holders;

- starting January 1, 2006, all end users may choose electricity suppliers (and prices) from all electricity license holders.

For further discussion of the changing conditions in the Czech electricity market, see "Sales of Power" on page 20.

Nuclear Act

On June 24, 1994, the Czech Republic became a party to the Vienna Convention. On the basis of the principles of the Vienna Convention, the government initiated, and Parliament enacted, the Nuclear Act. The Nuclear Act came into force on July 1, 1997 and was amended in January 2002 (with the majority of the amendments taking effect from July 1, 2002). In accordance with the Vienna Convention, the Nuclear Act provides that only the operator of a nuclear facility is liable for any damage caused by a nuclear accident and that the operator's liability for such damage is limited to CZK 6 billion per accident. The Nuclear Act also provides that operators of nuclear facilities, such as ourselves, are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than CZK 1.5 billion. The *Dukovany* power plant is fully insured in accordance with the Nuclear Act and the Vienna Convention. Insurance covering the *Temelín* plant in accordance with the Nuclear Act and Vienna Convention has been in effect since the date fuel was loaded in the *Temelín* reactors. *Temelín* is currently insured in accordance with the Nuclear Act and the Vienna Convention.

The Nuclear Act requires the Ministry of Industry and Trade to establish the Repository Authority (the Radioactive Waste Repository Authority), as the central organizer and operator of facilities for the final disposal of spent fuel and other nuclear waste. The Repository Authority was established on June 1, 1997. The Nuclear Act provides that an owner of nuclear waste (such as ourselves) will remain responsible for all storage costs of nuclear waste, but that the Repository Authority will centrally organize, supervise and be responsible for all final disposal facilities and deposition of nuclear waste therein. The establishment and activities of the Repository Authority are financed through a special fund or "Nuclear Account" funded by the producers of nuclear waste. We contribute CZK 50 per each MWh produced in our nuclear power plant, based on average historical MWh produced, to the Nuclear Account. Since October 1, 1997 we have made regular payments to the Nuclear Account based on the nuclear MWh generated. Since 1997 until the end of December 2002 we have paid CZK 3.4 billion to the Nuclear Account.

The Nuclear Act does not expressly indicate whether the Repository Authority will be liable for nuclear accidents involving nuclear waste under its supervision. The Nuclear Act, however, contains a provision to the effect that, subject to the conditions of the Nuclear Act, the Czech Republic shall guarantee the safe final disposal of nuclear waste.

Nuclear Safety Authority

Under Czech law, the Nuclear Safety Authority is responsible for supervising the safe operation of nuclear power plants. The Nuclear Safety Authority supervises compliance with relevant regulations and decrees and reviews our operating documents, safety reports regarding the operation of nuclear facilities, the quality of selected facilities, repair and maintenance and personnel training. A Nuclear Safety Authority representative is permanently on site at *Dukovany* and *Temelín* to monitor the facility's performance and compliance with safety standards and operating procedures, and to make recommendations for improvements where appropriate. We also submit an annual timetable of operations to the Nuclear Safety Authority for approval. Compliance with regulations and requirements set out in approved documentation is our responsibility. The Nuclear Safety Authority carries out its supervision through inspections. In 2002, there were 158 inspections at the *Dukovany* nuclear power plant and 76 inspections at the *Temelín* nuclear power plant. In its Annual Reports on nuclear safety and protection against radiation presented to the government of the Czech Republic, the Nuclear Safety Authority has evaluated the operation of the *Dukovany* nuclear power plant as reliable and safe. The Nuclear Safety Authority has also evaluated the operation of the *Temelín* nuclear power plant in its Annual Reports. While not commenting on the overall reliability and safety of the plant, the Nuclear Safety Authority has reviewed the technical specifications of the construction, assembly and initial operation of Unit 1 together with malfunctions and control activities. Since their initial operation, the Nuclear Safety Authority has continuously monitored levels of radiation in the immediate vicinity of the *Dukovany* and *Temelín* nuclear power plants. To date, results of monitoring in the ventilation outlets and in the drains of the plants have indicated that radiation levels remain below statutory limits and, in the majority of cases, considerably below these limits.

IAEA, WANO

The Czech Republic is a member of the International Atomic Energy Agency ("IAEA"), a United Nations inter-governmental agency. We are also a member of the World Association of Nuclear Operators ("WANO"), and, like other members of such organization, submit our nuclear power plant to periodic peer review by members of such association. A peer review mission carried out by WANO at the *Dukovany* nuclear power plant in 1997 commended the power plant for a high level of operation. As is our practice for such peer reviews, we have implemented the recommendations of the WANO peer review mission. In 1999 a WANO peer review verified whether its recommendations had been implemented. Such inspection concluded that its recommendations were being implemented according to the recommended timetable.

As a result of the Czech Republic's membership in the IAEA, the IAEA carried out an on-site IAEA assessment mission in October 1993 in order to evaluate the *Dukovany* nuclear power plant's operation with respect to failures, investigation thereof and remedial action in respect thereto. The IAEA mission commended us for a high level of operational safety, citing, among other things, a low occurrence of nuclear safety related incidents and the reduction of such incidents over the years immediately preceding the study. We are also implementing recommendations to improve the operation of the power plant, as ascertained by an IAEA inspection in 1998. The next IAEA inspection of the *Dukovany* power plant which was initially scheduled for 1999 was rescheduled for November 2001. In November 2001, *Dukovany* underwent an OSART review, the results of which were due in 2002. We received 22 "recommendations" and 11 "suggestions", which in overall puts *Dukovany* among well operated nuclear power plants. Based on the review, we prepared action plans and we are currently fulfilling these action plans. In October 2003, a follow-up OSART mission is expected to review the progress in implementing its earlier recommendations. In February 2001 *Temelín* underwent an IAEA inspection (of the PRE OSART type), the results of which commended *Temelín* for its level of safety. As is usual with such inspections, the mission made recommendations regarding additional safety measures and suggested improvements which we are implementing. A follow up mission should take place at the end of 2003. In November 2001, *Temelín* underwent another IAEA safety review mission. This mission concluded that most of the IAEA recommendations have been implemented and noted only a few improvements which are in an advanced stage of implementing. The resolution of these improvements, however, should not preclude our further testing, commissioning and operation of *Temelín*. The IAEA review also noted that in some areas *Temelín* exceeds generally applicable safety standards. In April 2002, a mission IPPAS (International Physical Protection Advisory Service) performed final physical protection assessment of *Temelín*. The final report evaluated well the physical protection of the nuclear plant and stated that the level of the protection is adequate to the current international standards. In March 2003, a Site Seismic Hazard Assessment mission took place in *Temelín* to perform final seismic hazards assessment. The final report of this mission did not contain any negative conclusions as to the seismic hazard at *Temelín*.

In 1991, IAEA and the Nuclear Energy Agency of the OECD introduced a seven-grade international nuclear events scale ("INES"), an internationally recognized standard used to inform the public of the safety significance of a

nuclear event. Grades 5 to 7 mark accidents with a significant radiation exposure off-site, while grades 2 through 4 signify events with effects on the nuclear facilities only. Grade 1 means a deviation from normal operation and Grade 0 an incident not related to safety. According to this scale applied retrospectively throughout its lifetime, the *Dukovany* nuclear power plant has experienced 55 incidents assessed Grade 1 and 1 incident assessed Grade 2 by the end of 2002. The *Temelín* nuclear power plant has experienced 3 incidents assessed Grade 1 by the end of 2002.

Pursuant to the INES, this relatively small number of low-level incidents over a period of over eighteen (18) years of operations at Dukovany reflects a high level of safety. For comparison, the accident at an RBMK reactor at Chernobyl in the former Soviet Union in 1986 was retrospectively classified as level 7. The accident at the PWR reactor at Three Mile Island in the United States in 1979 was retrospectively classified as level 5.

To enhance the performance of and safety at the *Temelín* nuclear power plant, we conducted a bidding process for an instrumentation and control system and supply of nuclear fuel assemblies. Affiliates of the Westinghouse group were selected to supply this system. It is a requirement of the Nuclear Safety Authority and a contractual condition of the Company that the components comply with the relevant licensing standards of their countries of origin as well as the standards applicable in the Czech Republic. We believe that due in large part to the substitution of the instrumentation and control system at the *Temelín* nuclear power plant and the change in the supplier and the design of the fuel, *Temelín* nuclear power plant will reach a technical level assuring compliance with not only existing Czech law and IAEA safety recommendations, but also a level comparable with the standards and recommendations of the U.S. Nuclear Regulatory Commission.

European Monetary Union

The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the euro, in substitution for the national currencies of the member states of the EU that adopt the euro. The euro became a reality on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the 11 member states of the EU that have qualified to participate, and have elected to participate, in the euro at this time and when foreign exchange operations in the euro commenced. In the near term, the introduction of the euro has not had a material effect on our results of operations, cash flow or financial condition. However, we will continue to monitor closely developments with respect to the introduction of the euro. In the long term, however, we believe that adoption of the euro might reduce our risk exposure to currency exchange fluctuations and the management of foreign currency risk.

European Union

In March 1998, Czech Republic launched negotiations with the European Union on becoming a member state of the European Union. The negotiations were successfully concluded on December 13, 2002 and on April 16, 2003 the Accession Treaty was signed between the European Council and the Czech Republic. The treaty is still subject to ratification by all member states of the European Union and all candidate countries. A referendum in the Czech Republic was held on June 13 and 14, 2003 and the citizens of the Czech Republic approved the accession of the Czech Republic to the European Union. After the completion of the ratification procedure, if it is successful, the Czech Republic should finally accede to the European Union on May 1, 2004. Even prior to this date, Czech Republic will have harmonized many of its laws and policies with those of the European Union. If the Czech Republic joins the European Union, it can be expected that gradually more of our laws and governmental policies will be dependent on the laws and policies formulated on the European Union level. These laws and policies may in the future influence the way we conduct our business and the environment in which we conduct it. We can give no assurance that these laws and policies will not adversely affect our business, prospects, financial conditions or results of operations.

Organizational Structure

Subsidiaries

The following table sets forth an overview of our equity interests in other companies as of December 31, 2002:

Equity Interests of ČEZ in Other Companies as of December 31, 2002

Company	Country of Incorporation	Registered Capital[(1)] CZK '000	ČEZ's Interest in %
Shareholdings over 50%:			
ČEPS, a.s.	Czech Republic	17,855,733	100.00
ČEZ ENERGOSERVIS spol. s r.o.	Czech Republic	6,032	100.00
CEZTel, a.s.	Czech Republic	1,000	100.00
CEZ FINANCE B.V.	The Netherlands	574	100.00
HYDROČEZ, a. s.	Czech Republic	412,798	100.00
Energetické opravny, a. s.	Czech Republic	40,000	100.00
I & C Energo s.r.o.	Czech Republic	45,000	100.00
ČEZnet, a.s.	Czech Republic	122,000	100.00
rpg Energiehandel GmbH	Germany	9,480	100.00
AB Michle s.r.o.	Czech Republic	420,100	99.99
OSC, a.s.	Czech Republic	13,900	66.67
KOTOUČ ŠTRAMBERK, spol. s r.o.	Czech Republic	569,259	64.87
Ústav jaderného výzkumu Řež a.s	Czech Republic	524,139	52.46
LOMY MOŘINA, s.r.o.	Czech Republic	333,000	51.00
SIGMA - ENERGO s.r.o.	Czech Republic	4,014	51.00
Shareholdings of 20% - 50%:			
GAPROM, s.r.o. [(2)]	Czech Republic	12,000	50.00
JVCD, a.s.	Czech Republic	100,000	49.00
KNAUF POČERADY, spol. s.r.o.	Czech Republic	452,350	40.00
Severočeské doly a.s.	Czech Republic	8,997,530	37.21
ESE, s.r.o.	Czech Republic	10,000	34.00
VLTAVOTÝNSKÁ TEPLÁRENSKÁ a.s.	Czech Republic	58,820	34.00
ŠKODA PRAHA a.s.	Czech Republic	557,524	29.80
Coal Energy, a.s.	Czech Republic	50,000	20.00
Other :[(3)]			
Jihočeská energetika, a.s.	Czech Republic	1,916,408	0.01
Jihomoravská energetika, a.s.	Czech Republic	3,531,570	1.81
Severočeská energetika, a.s.	Czech Republic	3,257,667	2.95
Severomoravská energetika, a.s.	Czech Republic	3,407,265	10.43
Východočeská energetika, a.s.	Czech Republic	2,549,544	0.45

---

(1)   This table sets forth the amount of the registered capital as indicated on the share registry as of December 31, 2002.
(2)   Currently in liquidation.
(3)   We have acquired minority interests in six out of eight REAS, our major customers. These interests were purchased at the direction of the National Property Fund, our majority shareholder. See also "Major Shareholders and Related Party Transactions" on page.53.

Property, Plants and Equipment

Coal-Fired Power Plants

In 2002, we generated 33,543 GWh of electricity in our coal-fired power plants. Each of our coal-fired power plants are located in the Czech Republic. Our coal-fired plants have a diversified age profile as indicated in the table below.

We own and operate the ten (10) coal-fired power plants in the following table:

Location	Average Load Factor in 2002	Installed Capacity (MW)	Start of Operations
Prunéřov I and II..............................	56.7	4 x 110	1967-1968
	60.7	5 x 210	1981-1982
Tušimice II	69.1	4 x 200	1974-1975
Mělník II and III...........................	60.8	2 x 110	1971
	44.3	1 x 500	1981
Tisová I and II	62.4	1 x 50	1959
		2 x 55	1959
		1 x 12	1960
	82.8	1 x 100	1961
Hodonín..	40.1	1 x 55	1958
		1 x 50	1954
Chvaletice......................................	51.9	4 x 200	1977-1978
Dětmarovice[1]................................	37.6	4 x 200	1975-1976
Ledvice II and III............................	75.7/65.3	3 x 110	1966-1968
Počerady I and II	77.4	5 x 200	1970-1977
Poříčí[2]	47.2	3 x 55	1957-1958
Náchod[3]	42.1	1 x 5	1950
		1 x 12	1969
Dvůr Králové[3]	22.2	1 x 6.3	1955
		1 x 12	1963
Total installed capacity.....................		6,517.3	

_____

(1) Uses hard coal as fuel.
(2) Uses hard and lignite coal as fuel.
(3) Primarily heat generating plants—included under the *Poříčí* power plant organizational unit.

We sold the Náchod heat generation plant in March 2003. We also intended to sell the Dvůr Králové heat generation plant but in the end we cancelled the tender process due to the low bid which we received. However, our management decided that the tender would be repeated.

Hydroelectric Power Plants

In 2002, we generated 1,455 GWh of electricity in our hydroelectric plants. We operate the twelve (12) hydroelectric power plants in the following table. Each of our hydroelectric power plants are located in the Czech Republic.

Location	Average Load Factor in 2001	Installed Capacity (MW)	Type of Plant	Start of Operations
Vrané	51.4	2 x 6.94	Storage	1936
Štěchovice 1 and 2................	36.0	2 x 11.25	Storage	1943
	3.2	1 x 45	Pump Storage	1996
Slapy......................................	44.4	3 x 48	Storage	1954
Lipno 1 and 2.........................	25.7	2 x 60	Storage	1959
		1 x 1.5	Storage	1957
Orlík	11.2	4 x 91	Storage	1961
Kamýk	25.6	4 x 10	Storage	1961
Mohelno[1]	–	1 x 1.2	Storage	1977
		1 x 0.56	Storage	1999
Dalešice	5.3	4 x 112.5	Pump Storage	1978
Hněvkovice..........................	51.3	2 x 4.8	Storage	1992

Kořensko 1 and 2...................	8.3	2 x 1.9	Storage	1992
	24.1	1 x 0.94	Storage	2000
Želina......................................	44.5	2 x 0.315	Storage	1993
Dlouhé Stráně.......................	3.7	2 x 325	Pump Storage	1996
	45.5	<u>1 x 0.16</u>	Storage	2000
Total installed capacity......		<u>1,867.77</u>		

_____

(1)   We calculate the average load factor for Mohelno and Dalešice together as one unit.

We own the dams at the *Dalešice, Mohelno, Dlouhé Stráně* and *Želina* power plants and lease the other dams used at all of our hydroelectric power plants. The leased dams are owned by the Czech Republic and managed by *Povodí Vltavy, a.s.*, a company whose sole shareholder is the Czech Republic. In 1995, we entered into agreements with *Povodí Vltavy, a.s.* to lease the dams. The agreements were concluded for an indefinite period of time and do not permit unilateral termination. The rent we pay is based on a cost model and is agreed upon annually for each succeeding year. In 2002, the rent for all dams amounted to approximately CZK 102 million. We anticipate that the rent will gradually increase.

Nuclear Power Plants

Each of our two nuclear power plants is located in the Czech Republic.

Dukovany. We own and operate a nuclear power plant at *Dukovany,* which has a total installed capacity of 1,760 MW and started operating between 1985 and 1987. In 2002, we generated 13,299 GWh of electricity at *Dukovany*. From its initial operation to December 31, 2002, the *Dukovany* nuclear plant has generated approximately 210,623 GWh of electricity at an average load factor/year of 82.6%. In the years 1998 through 2002, the nuclear plant's average load factor was 86.3%, 86.6%, 87.9%, 88.2%, and 82.5% respectively.

Temelín. We have presently in trial operation second nuclear power plant situated at *Temelín*. Unit 1 has been in trial operation since June 2002 and Unit 2 has been in trial operation since the second half of April 2003. In 2002, we generated 5,439 GWh of electricity at *Temelín* nuclear power plant. See "Capital Investments – Nuclear Power Plants" on page 34 and "Nuclear Power Generation" on page 17.

Agreements regarding the construction of the *Temelín* power plant were concluded in 1986 with general contractors *ŠKODA PRAHA, a.s.* for the delivery of technology and *Vodní stavby Bohemia, a.s.* for the delivery of construction. Both of these contracts were initially governed by the now repealed Economic Code, a law dating back to 1964, under which the contractor had title to the plant until the contracted performance was rendered in full (i.e., until the delivery of the completed plant). In mid 1995, we renegotiated the agreement with *ŠKODA PRAHA, a.s.* to be based on the current Commercial Code, under which we acquire title and ownership to parts of the plant as they are constructed, and to update the scope of work and estimated cost of the plant. The agreement with *Vodní stavby Bohemia, a.s* is still governed by the Economic Code and, accordingly, title to the construction will pass to us upon delivery of the construction. To secure such delivery, *Vodní stavby Bohemia, a.s.* has pledged the construction to us. On April 18, 2004, *ŠKODA PRAHA, a.s.* delivered Unit 2.

The Transmission Grid

Until April 1, 2003, we controlled through our wholly-owned subsidiary, *ČEPS, a.s.*, the electricity transmission grid in the Czech Republic. The high-voltage electrical transmission grid (220/400kV) in the Czech Republic is used for transmission of electricity from source to the REAS 110kV transmission network and, to a much lesser extent, to our direct customers. The transmission grid is also connected with foreign power grids and used for the import, export and transmission of electricity across the territory of the Czech Republic. The grid consists of 400/220kV transformers and transformers that reduce the voltage of the transmission grid to 110kV, the highest electrical voltage used in the distribution systems of the REAS.

Prior to June 1998 we owned the assets of the transmission grid. In June 1998, our shareholders' general meeting assigned our Board of Directors the task of transferring the transmission grid to an independent entity wholly owned by our company and to ensure that such entity commenced its operation by January 1, 1999. This requirement is in accord with a proposed energy policy of the Czech Republic which anticipates, among other things, the opening of the electricity market and the segregation of the transmission grid from the generation and distribution of electricity in compliance with the EU 96/92/ES and 98/30/ES directives.

On August 20, 1998 we founded a new company, *ČEPS, a.s.* which was subsequently incorporated on October 16, 1998 with a cash contribution of CZK 1 million. We gradually transferred the assets used for the transmission of electricity to *ČEPS, a.s.* in the course of 1999 and 2000. The initial registered capital of *ČEPS, a.s.* was valued at CZK 12.6 billion which includes investment of CZK 17.0 billion in assets minus an assumption of liabilities of CZK 4.4 billion. The second contribution of stated capital of *ČEPS, a.s.* was valued at CZK 5.2 billion. *ČEPS, a.s.* now independently owns and operates the transmission grid with the exception of certain shared land lines owned by *ČEPS, a.s.* and ČEZ in common.

On March 11, 2002, the Czech government decided to purchase our 66% share in our transmission subsidiary *ČEPS, a. s.* The transaction was closed on April 1, 2003 when we transferred a 51% share in *ČEPS, a. s.* to *OSINEK, a. s.*, a wholly-owned subsidiary of the National Property Fund, and a 15% share in *ČEPS, a. s.* to the Ministry of Labor and Social Affairs. Currently, as a result of these transfers, we own a 34% share in *ČEPS, a. s.* which we are required to sell to the Czech government eventually. See "Transmission of Electricity" on page 19 and "Material Contracts" on page 57.

Telecommunications

In October 1999, we established a wholly owned subsidiary, *CEZTel, a.s.*, to own and operate all of our telecommunications assets and business. We have not yet contributed our backbone digital network to *CEZTel, a.s.* consisting of approximately 2,400 km of fiber optical cable lines connecting all regions of the Czech Republic, including connections abroad. With the aim of incorporating a strategic partner to cooperate in the development of *CEZTel, a.s.* we signed an option agreement with Vivendi and Vivendi Telecom International on January 20, 2000 pursuant to which we granted them the right, subject to various approvals of *CEZTel, a.s.*, Vivendi and Vivendi Telecom International, to purchase up to 66% of the share capital of *CEZTel, a.s.* This option agreement has since expired and we, together with Vivendi and Vivendi Telecom International, entered into an option cancellation agreement on June 21, 2001 which eliminated further obligations on our part under the option agreement.

During the course of 2001 we gradually contributed the telecommunication activities related to the provision of voice, data and internet services together with ČEZ system integration operated by *CEZTel, a.s.* to a newly founded company which has recently changed its name to ČEZnet. We own all of the issued and outstanding shares of ČEZnet. The core of our development strategy in respect of ČEZnet and our telecommunications activities is focused on:

- completion of the restructuring of our telecommunications assets and activities;

- relatively large-scale investment into the telecommunications system and evaluation of the need for further expansion; and

- introduction of quality telecommunications services for businesses in the ČEZ group and the commercial use of reserve telecommunications capacity.

Title to Land

Under Czech real estate law, in principle the rightful owner of real property is the person in whose name such real property is registered in the local property register. Though we believe that we are the rightful owner of all our material real estate property, due to certain deficiencies in the local property registration of real estate in the Czech Republic and to certain provisions of applicable privatization laws, we were not registered as the rightful owner of all plots of land underlying our generating facilities. We assembled the necessary data regarding such plots of land and attempted to mend the situation by procuring proper registration in the property register and by purchasing the relevant plots where desirable. We do not own certain sites that we use to store of ashes. Where we are not the owners of such sites, we executed a lease agreement to enable us to use such storage sites.

Our legal predecessor has settled all restitution claims and we are not aware of any plot of land under our generating facilities that would be materially affected by a restitution claim. We cannot exclude that a restitution claim could be filed with respect to the storage sites mentioned above.

Environmental Issues

Under Czech law, we are strictly liable for environmental damage that we cause to agricultural producers and forestry companies. Under Czech environmental laws, we are obligated to compensate parties for damage related to our business operations that pollute the environment (as defined in Czech environmental legislation). In 2002, we paid CZK 9 million in such damage compensation out of a total of CZK 39.3 million in damage claims. We are currently litigating environmental compensation claims in the amount of CZK 121.1 million. The reduction of emissions has been reflected in a reduction of damages for air pollution, but other damages for pollution of the environment together with indemnities claimed by legal entities and individuals managing forests and farmland represent a financial burden for us. We have accumulated a provision for future indemnity of damage caused by emissions amounting to CZK 220 million as of December 2002. We accumulate provisions every year based on the amount of expected damage payments for such year. We expect that damages claimed from us by third parties due to air pollution will gradually decrease as a result of the implementation of the program of decommissioning the pollution sources and installation of facilities with limited solid and gaseous emission levels. However, a problematic trend for us has been that courts have tended to allow damage claims against us even when the concentrations of emissions do not reach critical levels that could cause damage as set under applicable Czech environmental laws.

Air Pollution. Pursuant to the Clean Air Act, all sources of air pollution, including coal-fired power plants, had to comply with a series of progressive limits between 1996 and 1998 set by the Czech Environmental Inspection. These limits affect emissions of SO_2, NO_X, CO, solid pollutants (*e.g.*, fly ash) and hydrocarbons. We are currently in compliance with all requirements under the Clean Air Act. As the emission limits set under the Clean Air Act are generally in accordance with the limits in EU countries, the adoption of more stringent limits for existing power plants in connection with the possible membership of the Czech Republic in the EU is not anticipated.

We have a planned program of regular repairs and overhauls for the generating units to maintain our coal-fired power plants. In some cases, parts of these units have already been completely reconstructed and modernized and most of them have been equipped with desulfurization units. Since January 1, 1999, all coal-fired plant units have been in compliance with the requirements of the Clean Air Act.

The Clean Air Act empowers the Ministry of Environment to temporarily restrict emissions from, reduce output of or shut-down certain pollution sources (such as some of our coal-fired power plants) if overall air pollution levels are exceeded even if a given pollution source does not exceed applicable limits. In addition, the Clean Air Act empowers the Czech Environmental Inspection to order any pollution source exceeding pollution limits to be shut down. The Clean Air Act requires the operators of pollution sources exceeding a certain size to pay fees into a special environmental fund, based on the level of emissions released into the environment, whether or not the emission limits for such company have been exceeded. In 2002, our expenses for this fund amounted to approximately CZK 132 million.

Water Pollution. We observe all water pollution limits set by government regulations and applicable water management decisions set by local authorities. We are preparing, but have yet to implement, changes in our water management that will enable power plants to comply with anticipated limits to be put into effect after 2005. In 2002, we paid approximately CZK 6 million to the environmental fund.

Coal Waste Storage. We have prepared a project aimed at the collection of dry ash and desulfurization of end-products and their conversion into solids. This conversion reduces the negative impact of mines on the water table when such solids are deposited in landfills, open cast mines or disused shafts of existing mines. The new de-ashing technology used in the power plants allows us to process the ash and desulfurization end-products into a material with properties that will permit its deposition into existing mud pits without any further measures, or to use a portion of such waste as building material. We paid approximately CZK 568 million for the disposal of dry ash and desulfurization by-products, including costs for third party services, in 2002.

Nuclear Waste Final Disposal. Under the Nuclear Act, the responsibility for securing the final disposal of nuclear waste, including spent fuel, is the responsibility of the Repository Authority. We are required to finance the final disposal through contributions to the Nuclear Account. For a description of funds contributed, see "Nuclear Provisions" on page 37.

Capital Investments

Since enactment of the 1991 Clean Air Act we have undertaken an extensive capital investment program aimed primarily at minimizing the environmental effects of electricity generation, including the diversification of power sources, in order to comply with the Clean Air Act rather than to increase or diversify electricity production.

Since we were established as a new legal entity in 1992, we have embarked on a significant capital expenditure program aimed at reducing the environmental impact of coal-fired electricity generation and complying with Czech environmental laws designed to meet European Union ("EU") standards. The main elements of this program were aimed at reducing sulfur emissions at our coal-fired plants and the continuation of construction and completion of the *Temelín* nuclear power plant. We have completed the installation of desulfurization equipment. As of June 10, 2002 Unit 1 of the *Temelín* power plant is in an 18-month pilot operation, and Unit 2 is in a similar pilot operation as of April 18, 2003. As of January 1, 1999, we have been in full compliance with all Czech environmental laws, some of which are stricter than EU standards.

We have been in compliance with the Clean Air Act since January 1, 1999 and our electricity generating operation is now at a level comparable to western European operational environmental standards.

Upon completion of the environmental program, the updated strategic core of our development is focused on:

- preparation for next steps in the liberalization of the domestic and European energy market with the aim of significantly increasing our share of the domestic electricity market and maintaining our dominant position in the provision of support services to operators of the transmission grid;

- successful completion of the pilot operation of both units at the *Temelín* nuclear power plant which, will add two generating units with a capacity of 1000 MW each;

- commencement of the modernization of the *Dukovany* nuclear power plant, together with its control center and preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at the nuclear plant sites; this process gradually started in April 2003;

- completion of our integration with REAS; and

- evaluation of investment opportunities in the power sector so that we are able to respond flexibly to developments in demand.

Capital Investment Program Implementation Costs. From 2000 through 2002, we made investments totaling approximately CZK 46.1 billion as part of our capital investment program.

The following table sets forth a summary of our capital investments[1] over the past three years:

	2000	2001	2002
	(CZK millions)		
Nuclear power plants:			
Temelín nuclear power plant construction	9,385	4,959	2,693
Dukovany nuclear power plant modernization ...	1,728	1.324	691
Central interim fuel repository	37	53	44
Other	5	4	52
Total nuclear power plants	11,155	6,340	3,480
Environmental improvement investments:			
Desulfurization	20	3	57
Fluidized-bed boilers	66	11	–
Electrostatic precipitators	–	–	–
NO$_x$ reduction	–	–	–
Other	152	143	9
Total environmental investments	238	157	66
Waste management..	260	407	463

Technical improvements	395	457	291
Heat supply..	61	41	30
Hydroelectric power plants.......................................	160	106	6
Transmission grid	711	800	529
Other investments...	975	576	1465
Total additions to plants, property and equipment	13,955	8,884	6,330
Purchase of nuclear fuel	4,243	3,400	1,997
Capitalized interest[(2)]	2,841	2,392	2,037
Total	21,039	14,676	10,364

_____

(1) Excluding financial investments.
(2) The amounts represent interest capitalized for IFRS purposes which are in addition to amounts capitalized under Czech accounting standards.

As of December 31, 2002, the total investment cost for the implementation of our program from 2003 through 2007 is currently projected to be CZK 56.2 billion.

Financing Capital Expenditures. We generally finance our capital expenditures from loans, the issuance of bonds and cash depending on our cash sources and the situation on financial markets at the time in question.

Compliance with Emission Limits for Air Pollution. The Clean Air Act requires us to reduce the concentration levels of certain pollutants produced by our coal-fired power and heating plants and contained in waste gases, including, without limitation, solid emissions (*i.e.*, fly ash), SO_2, NO_x, CO and hydrocarbons, to levels below the law's emission limits. While deciding upon emission limits, the authorities responsible for air protection took into account the condition of the environment, the thermal output, the age of the sources of pollution and technical parameters. The limits were set on a case-by-case basis.

In order to reduce emissions and meet the Clean Air Act compliance standards we undertook a specific program directed primarily toward the decommissioning of obsolete coal-fired power plants and their partial replacement with the new *Temelín* nuclear power plant. To date, this process has included the following efforts:

- construction of desulfurization and denitrification units;
- reconstruction of electrostatic precipitators;
- increase efficiency of fossil fuel-fired power plants;
- installation of new combustion technologies;
- use of lower-sulfur coal; and
- decommissioning of selected coal-fired power plant units.

Construction of Flue Gas Desulfurization Facilities. The construction of flue gas desulfurization units has been an important part of our environmental program. As of December 31, 2002, desulfurization units were in operation at five 200 MW units of the *Počerady* power plant, four 110 MW units of the *Prunéřov I* power plant, five 210 MW units in the *Prunéřov II* power plant, two 110 MW units of the *Ledvice* power plant, four 200 MW units of the *Tušimice II* power plant, four 200 MW units of the *Chvaletice* power plant, one 100 MW unit of the *Tisová* power plant , four 200 MW units of the *Dětmarovice* power plant, two 110 MW units of the *Mělník II* power plant and one 500 MW unit of the *Mělník III* power plant, accounting for a capacity of 5,930 MW out of our total coal-fired capacity of approximately 6,517 MW.

Construction of Fluidized-Bed Combustion Boilers. In addition to the construction of desulfurization facilities, we have replaced the existing boilers of certain smaller 55 MW and 100-110 MW units by modern boilers with the circulating fluidized-bed combustion technology, which reduces sulfur dioxide emissions by adding limestone during the combustion process. As of December 31, 2002, we completed the installation of two new fluidized-bed boilers with a capacity of 350 t/h at *Tisová I,* two boilers with a capacity of 170 t/h at the *Hodonín* power plant, two boilers with a capacity of 250 t/h at the *Poříčí* power plant and one boiler with a capacity of 350 t/h at the *Ledvice* power plant. FBBs installed represent electric power capacity of 497 MW.

Solid Emissions and NO_x. The levels of solid emissions from coal-fired power plants have been reduced as a result of the implementation of a long-term program of refurbishment and replacement of electrostatic precipitators started

as early as the 1970s. A program of combustion process optimization through the adjustment of burners and the control of the combustion air supply into the boilers is aimed at reducing nitrogen oxide emission levels.

Nuclear Power Plants

Temelín Nuclear Power Plant. At present, our most important capital investment project is the construction of a second nuclear power plant at *Temelín* in South Bohemia. As of 31.12.2002, CZK 95.9 billion had been invested in the *Temelín* nuclear power plant. For a discussion of some of the risks associated with *Temelín*, see "Risk Factors" on page 8.

The construction of the *Temelín* nuclear power plant commenced in 1986. According to the original project, the power plant was to have four Soviet designed units with a capacity of 1000 MW each.

Following the Velvet Revolution in 1989, and as a result of an ensuing uncertainty with respect to the energy policy of the Czech Republic, construction of the *Temelín* nuclear power plant was delayed. In March 1993, the government approved the completion of two out of the originally planned four units and at the same time ordered a fundamental change in the design of the reactor, primarily to enhance operational safety of the nuclear power plant. This change consisted of adapting the existing installed Soviet plant technology to function with western instrumentation and control systems. Following the decision to fundamentally change the design, we launched a tender and selected Westinghouse to supply the instrumentation and control technology as well as the nuclear fuel to be used at *Temelín*. Other contracts have been concluded concerning additional technology needed for the completion of the power plant. The adaptation of U.S. technology supplied by Westinghouse to the original Soviet plant construction at *Temelín* is the first such adaptation of its kind and, accordingly, has posed and continues to pose difficult technical challenges beyond what had been anticipated in 1993. As a result of extensive design and construction changes, the estimated completion date for *Temelín* has been delayed several times.

At the time of the government's decision in 1993, we estimated that fuel loading of the first unit of the power plant could take place at the end of 1995, with commercial operation commencing eight months later, and that the total investment costs would amount to CZK 68.8 billion. By year end 1994, as a result of the technical difficulties with the compatibility of U.S. and Soviet technologies becoming more apparent, we changed our estimate of the date of fuel loading of the first unit to September 1996. In early 1995, we announced a further delay of fuel loading to June 1997. In mid 1995, at the time the contract with *ŠKODA PRAHA, a.s* was renegotiated, we performed an extensive review of the required design and technical modifications. As a result, we revised the budgeted cost of the plant to CZK 76 billion with fuel loading to commence in fall of 1997—both subject to final design changes and contract modifications.

In June 1996, we announced that the envisaged date of initial fuel loading of the first unit was likely to be further delayed until mid 1998, again because the design changes resulted in unanticipated and further modifications necessary to make the original project safety standards meet U.S. standards. This delay had arisen, in particular, with regard to cabling, the control system and the primary circuit auxiliary systems. At year-end 1996, the budgeted cost for *Temelín* remained constant at CZK 76 billion. Analysis of the construction schedule shortly after year end, however, indicated that further delays and design changes would be required. At that time additional costs were estimated to be up to CZK 10 billion.

In August 1998, the Czech government commissioned an independent review of the *Temelín* project and, *inter-alia*, the expended and projected cost, financing, existing supply contracts, the risks jeopardizing the completion, social impact and alternative power supply solutions. The report made no clear recommendation on whether to complete or discontinue the construction. The report emphasized risk factors, particularly in relation to future developments in electricity demand in the Czech Republic. On the basis of this report the Czech cabinet decided on May 14, 1999 by a vote of eleven ministers to eight to proceed with the construction of both units of the *Temelín* nuclear power plant. However, government approval was conditioned on the budgeted cost not exceeding CZK 98.6 billion and the two blocks being loaded with fuel by September 2000 and December 2001, respectively.

In July 2000, we loaded Unit 1 of *Temelín* with nuclear fuel and in October 2000 we essentially completed construction on Unit 1 with initial nuclear reaction and testing activities beginning shortly thereafter. In January 2001 we connected the generator from Unit 1 of *Temelín* to the electricity network and test transmitted the first electricity from *Temelín* to the transmission network. By March 2001 we had brought Unit 1 up to 30% of its production capacity. During the month of March 2001, we brought Unit 1 to 55% of its capacity and did so again in early October 2001. In mid-October, after receiving approval from the Nuclear Safety Authority, we performed

tests at 75% of Unit 1's capacity. In January 2002, we continued the energy generation start-up process of Unit 1 that had been commenced in November 2000 and proceeded to the start-up up to 100% of the nominal power output of the reactor. This phase was prolonged by delivery of new armatures and the necessary shut-down for the performance of the work connected with the replacement of the armatures. Following tests at a power output level of 100% and the completion of a 144-hour comprehensive testing process, Unit 1 obtained approval for pilot operation, which commenced on June 11, 2002. At the end of January 2003, a planned two-month shut-down commenced in connection with the replacement of one quarter of the fuel. After the inspection by IAEA and the Nuclear Safety Authority of the correctness of the delivery of fuel into the reactor's active zone and the deposition of spent fuel into the storage pool for spent fuel, the warranty-inspection was completed at the end of April 2003 and the pilot operation continues.

In early 2002, the phase of non-active testing of Unit 2 was completed, a review after an integrated hydro-test was performed, and preparatory work for active testing was completed. In March, the Nuclear Safety Authority issued a permit for the commencement of active testing. Following the delivery of fuel, the reactor was closed and preparatory work and testing for the first activation of fuel was performed in May 2002. At the end of June 2002, following successful physical start-up, the phase of energy-generation start-up commenced. In the course of this phase, repeated defects appeared in the generator rotor. We had the generator rotor repaired, the defects were mended and there are no further consequences for the operation of Unit 2. The first turbo-generator phasing did not take place until December 29, 2002, during a sub-phase when the reactor was run up to a level of 55% of its nominal power output. Pilot testing operation of the block commenced on April 18, 2003.

The contract with *ŠKODA PRAHA, a.s.* was revised and amended to reflect the increased costs and fuel loading dates on June 10, 1998. Since July 1999 the Ministry of Industry and Trade, with the personal participation of Minister Grégr (at that time the head of the Ministry of Industry and Trade), has conducted monthly reviews of the progress of the *Temelín* project focusing on the completion timetable, meeting the projected cost estimate and satisfying the conditions necessary for licensing the *Temelín* nuclear plant and bringing it into operation. Further, we performed hot tests of Unit 1 at the beginning of April 2000 and conducted a general review of the control system. The budgeted investment cost to construct *Temelín* is currently CZK 98.6 billion and this amount is final. We may also incur other testing and adjustment costs but these costs will be accounted for as operational expenses. As a result of past experience, however, we cannot assure that further increases in costs will not occur. Further associated additional costs may arise, for example, from (i) changes necessitated by tests performed during the trial operations of the power plant, and (iii) requirements of supervisory bodies. For example, while assembling the turbine for the secondary circuit for *Temelín's* Unit 1 we discovered certain technical problems that we have currently eliminated. However, we can give no assurance that these difficulties or any other difficulties that arise during testing or otherwise will not adversely affect our business, prospects, financial condition or results of operations.

The Austrian federal land of Upper Austria has filed on July 31, 2001 a lawsuit with the Land Court of Linz, Austria, against us by which it sought a ruling ordering the *Temelín* nuclear power plant to be prohibited from commencing its operations. On May 23, 2002, the court ruled that it had no jurisdiction over a power plant located outside of Austria. The plaintiff has filed an appeal against such decision which has not yet been finally resolved. Even if an Austrian court issued a ruling against us, such ruling would not be automatically enforceable against us in the Czech Republic.

We can provide no assurance that the operation of *Temelín* will not be interrupted as a result of events beyond the control of management. We can provide no assurance that any such interruptions will not adversely affect our business, prospects, financial condition or results of operations.

Dukovany Nuclear Power Plant. We have initiated a study assessing the possibility of the extension of the operating life of units at the *Dukovany* nuclear power plant beyond 2015/2018, the current operating life. The results of this initial study show that it is technically possible to extend the operating life of the *Dukovany* units.

We have been improving the safety standards at the *Dukovany* power plant in accordance with the requirements of the Nuclear Safety Authority and in respect of further operation. In 2002, we spent approximately CZK 0.874 billion on all modifications. As part of our modernization program we have also been progressively implementing recommendations resulting from domestic and foreign technical audits, including recommendations by the International Atomic Energy Agency, including, among others, introducing:

- a multi-function and full scope simulator;

- a main condenser tube exchange using titanium;
- emergency feedwater pumps;
- pump suction filters;
- bus switchboards; and
- vital power system reconstruction.

Additionally, we have accepted and have been implementing measures to improve the economy of operation and to extend the life of the main components of the production equipment including, among others, increasing the efficiency of the main condenser, improvement of the secondary circuit and up-rating the turbo-generator.

In 1996, a pre-feasibility study was started for a refurbishment of the information and control system at the *Dukovany* power plant to improve the reliability of the information and control equipment. During the course of 1998, we continued to carry out work related to the development of this project and invited bids for the first stage of implementation in 1999. In September 2000, we signed an agreement with *ŠKODA JS* for the complete refurbishment of the information and control system at the *Dukovany* power plant. The current project timetable anticipates an initiation of the refurbishment by 2002 and lasting until approximately 2010 with a budgeted cost of approximately CZK 9.8 billion. As this refurbishment progresses, the four units of the *Dukovany* power plant will be brought out of operation on a one-by-one basis for a limited period of time.

Nuclear Provisions. We are responsible for, and have established provisions for, decommissioning our nuclear power plants. A 1997 decommissioning study commissioned by us and verified by the Nuclear Safety Authority estimated that costs for decommissioning *Dukovany* would cost approximately CZK 12.5 billion at 1996 price levels. We expect to submit an updated decommissioning cost estimate for verification by the Nuclear Safety Authority in 2003. A 1999 decommissioning study commissioned by us and verified by the Nuclear Safety Authority estimated that decommissioning of *Temelín* would cost approximately CZK 11.1 billion at 1998 price levels. Pursuant to the Nuclear Act, our provisions for the decommissioning of nuclear plants calculated in accordance with Czech accounting principles have been tax-deductible since October 1, 1997. We are required to contribute funds annually to a special escrow account to cover the future decommissioning costs. These funds are designated for decommission purposes and can be used only with the permission of the Repository Authority.

In addition, we have provided for the estimated costs to cover interim storage and the final disposal of spent fuel. The Nuclear Act provides that the Czech Republic, through the Repository Authority, will be responsible for the final disposal of spent fuel and nuclear waste, and that we must pay certain contributions into the Nuclear Account. Our payments to the Nuclear Account amounted to approximately CZK 674 million in 2002. We are responsible for the interim storage of spent fuel.

We have recorded the provisions for decommissioning, interim and final spent fuel storage in accordance with International Financial Reporting Standards. For a detailed description of the accounting treatment of these provisions, see notes 2.21 and 12 to the consolidated financial statements included herein under Item 18. For 2002 in respect of the nuclear provisions cited above, we charged to income CZK 1,532 million as a separate component of interest expense and CZK 82 million as fuel expense. In 2002, we charged CZK 808 million of current nuclear-related expenditures against our accumulated provision for nuclear decommissioning and fuel storage. In 2002, we revised the estimates of provisions for spent fuel storage and credited CZK 82 million to other operating expenses as a result. Based on revised the estimates of provisions for decommissioning and final fuel storage we added CZK 873 million both to fixed asset and the provisions. Further we have capitalized CZK 873 million to fixed assets as result of activating Unit 2 of *Temelín* nuclear power plant and we have increased the provisions by the same amount.

Item 5. Operating and Financial Review and Prospects

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our Consolidated Financial Statements and the related notes thereto for fiscal years 2000, 2001 and 2002 contained in Item 18 of this Annual Report. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards which differ in certain respects from U.S. GAAP. See Note 26 to the consolidated financial statements, included elsewhere in this Annual Report for a discussion of the principal material differences between IFRS and U.S. GAAP as they relate to us which apply to our Consolidated Financial Statements.

Forward-Looking Statements

For a discussion regarding forward-looking statements, see "Forward-Looking Statements" in the front of this Annual Report under the heading "General Information."

Critical Accounting Policies

International Financial Reporting Standards

Our accounts are initially maintained in accordance with Czech Accounting Standards and for reporting purposes are transformed to International Financial Reporting Standards, or IFRS. IFRS represent our primary reporting standards. This requires the managers to adopt those accounting policies, which are most appropriate for the purpose of the accounts giving a true and fair view.

Our material accounting policies are set out in full in note 2 to our consolidated financial statements. In preparing the accounts in conformity with IFRS, our management is required to make estimates and assumptions which impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of our accounting policies have been identified as the most critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full statement of accounting policies.

Nuclear Provisions

Our nuclear provisions principally relate to the cost of final and interim storage of spent fuel and the cost of decommissioning our nuclear power stations.

In accordance with IFRS, the estimated costs of decommissioning our power plants are provided for when the power stations begin operating commercially, are capitalized as part of the cost of construction and depreciated over the same lives as the plants. The estimated costs of decommissioning are discounted to reflect the timescale before and during which the work will take place (following closure of the power station). We anticipate that after de-fuelling the reactors, dismantling the reactors will not be possible for at least 50 years after the closure of the relevant power station.

The estimated costs are based on decommissioning studies that are approved by the Nuclear Safety Authority and the Repository Authority. The studies are updated regularly to reflect changes in the estimates. We must make annual payments to a special escrow account to cover future decommissioning costs. These payments depend on the estimated decommissioning costs, the estimated time of decommissioning and other factors. If these factors change, our annual payments can change in the future.

Estimated costs of final storage of spend fuel are based on expected annual payments to Nuclear Account. The payments are approved by the authorities and are done in cash. The estimated cash payments include inflation considerations because these payments will not be done for many years. The estimated payments are discounted using the estimated risk free rate. The required annual payments are reviewed by the authorities each year and therefore they can change in the future.

Accounting lifetimes of our nuclear power stations reflect our current assessment of potential life limiting technical factors and independent engineering assessments. The operating lifetime of a nuclear power station is limited principally by the lifetime of items, which are uneconomical to replace such as the boiler and other components inside the reactor pressure vessel. The methodologies and technology used to evaluate the expected lifetimes of nuclear stations is dynamic, resulting in progressively improved measurement capabilities that allow us to determine whether the safety case for an extended accounting life of a nuclear power station can be supported. The estimates of station accounting lives are therefore subjective. The extension of a station's life may improve our results, particularly when accounting for liabilities such as decommissioning.

The actual provisions can vary significantly from our estimate, and as a result, the liabilities we report in our results can vary significantly if our assessment of these costs changes. Many of the factors that are integral to the determination of our estimate, such as governmental regulations and inflation, are beyond our control.

Derivatives

IAS 39, Financial Instruments: Recognition and Measurement, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. IAS 39 requires any changes in the derivative's fair value to be currently recognized in earnings, unless specific hedge accounting criteria are met.

We use derivative financial instruments such as interest rate swaps, options and foreign exchange contracts to manage our exposures related to borrowings. However, we have elected not to designate the derivatives as hedging instruments and we treat them as derivatives held for trading.

The fair value of derivatives is estimated using valuation models. The use of valuation models requires making assumptions and estimates regarding the volatility of underlying and inputs of market data, such as currency rates, interest rate curves, etc. Results of the valuation models could differ significantly from values obtained from other valuation models because of different assumptions, estimates and market data used in those models.

Deferred tax

We have significant deferred tax assets and liabilities which are expected to be realized through the statement of income over extended periods of time in the future. In calculating the deferred tax items, we are required to make certain assumptions and estimates retarding the future tax consequences attributable to differences between the carrying amounts of assets and liabilities as recorded in the Consolidated Financial Statements and their tax basis. Significant assumptions made include the expectation that:

- future operating performance for subsidiaries will be consistent with historical operating results;
- recoverability periods for tax credits and net operating loss carryforwards will not change; and
- existing tax laws and rates which we are subject to will remain unchanged into the foreseeable future.

We believe that we have used prudent assumptions and feasible tax planning strategies in developing the deferred tax balances. However, any changes to the facts and circumstances underlying the assumptions could cause significant change in the deferred tax balances and resulting volatility in its operating results.

Impairment of assets

We undertake periodic reviews of the carrying value of our fixed assets compared with the economic value and net realizable value of those assets. In carrying out the economic valuations an assessment is made of the future cash flows being generated by the assets, taking into account current and expected future market conditions and the expected lives of our power stations. In assessing the value we primary take production capacity as aggregate unit. The assessment of future market conditions includes, for example, a view of likely overcapacity in the market over a number of years and the likely timing of the market returning to new entrant prices. The actual outcome can vary significantly from our future forecasts, thereby affecting our assessment of expected future cash flows. The expected future cash flows are discounted at a rate approximating to our weighted average cost of capital, as this is the rate most representative of those assets. A provision is created against an asset if its net realizable value is greater than the carrying amount.

Operating Results

	Volume of Supplied Electricity (GWh) Year ended December 31,		
	2000	2001	2002
REAS..	36,565	36,942	31,466
OTE *	0	0	1,333
Eligible Customers	0	0	69
Traders..	0	0	2,593
ČEPS to cover losses	736	1,393	598
Other sales in the Czech Republic	93	386	186
Exports..	12,429	12,122	16,008
Total electricity supplied	49,823	50,843	52,253
Electricity trading outside the Czech Republic.....	626	7	921
Total...	50,449	50,850	53,174

	Revenues (CZK millions) Year ended December 31,		
	2000	2001	2002
Electricity revenues:			
REAS..	42,081	46,087	39,230
Exports..	7,138	7,524	9,178
OTE *	0	0	2,458
Traders..	0	0	2,010
Energy trading outside the Czech Republic.....	336	4	578
Revenues capitalized during construction	(1)	(922)	(1,373)
Other...	121	607	857
Total electricity revenues........................	49,675	53,300	52,938
Heat revenues:	1,604	1,721	1,673
Other revenues.....................................	1,152	1,034	967
Total revenues	52,431	56,055	55,578

*) *Operátor trhu s elektřinou, a. s.* (Electricity Market Operator)

Revenues. In 2001, our total revenues were approximately CZK 56.1 billion, an increase of 7.0% from 2000. This increase of approximately CZK 3.6 billion was the result of higher revenues from electric power sold (CZK 53.3 billion), an increase of CZK 3.6 billion (7.3%). In 2002, our total revenues were approximately CZK 55.6 billion, a decrease of 0.9% from 2001. This decrease of approximately CZK 0.5 billion was primarily the result of lower prices in the domestic market.

In 2001, our total revenues from electricity sold were approximately CZK 53.3 billion, an increase of 7.3% above the 2000 level as the result of several reasons, including a change in the fees charged and the calculation base for system services. Regional distribution companies started to pay *ČEPS, a.s.* fees which were higher and which were charged on all electricity delivered by them to the final consumers (and not, as was the case in 2000, just on electricity sold by us to regional distribution companies). Electricity sold by our Company in the Czech Republic increased from 37.4 TWh in 2000 to 38.7 TWh in 2001 (by 3.5 %), while exports slightly decreased to 12.1 TWh, a decrease by 0.3 TWh (2.5%). The increased total volume of electricity sold (50.8 TWh) favorably influenced the load factor of our power plants. In 2002, our total revenues from electricity sold were approximately CZK 52.9 billion, a decrease of 0.7 % below the 2001 level, primarily as the result of lower prices in the domestic market, due to the "Rainbow Energy" offer. The decline in domestic revenues was partly compensated by higher exports. However, the results for 2001 are not directly comparable with those for 2002 due to substantial institutional changes that occurred in the domestic market in 2002. In particular, the replacement of the simple model consisting of a "producer – grid – distribution" by the new model "producer – organized market for electricity – trader – grid – distribution – eligible/protected customer" lead to the change in the structure of our customers.

In 2001, our revenues from sales of heat were approximately CZK 1.72 billion, an increase of 7.3% from 2000. The amount of heat sold increased by 6.2% in 2001 from 2000 levels. The increase of revenues from sales of heat in 2001 was primarily due to rising demand for heat by residential, business and industrial consumers. We also experienced lower than average temperatures in the Czech Republic during 2001. In 2002, our revenues from sales of heat were approximately CZK 1.67 billion, a decrease of 2.8 % from 2001. The amount of heat sold decreased by 7.2 % in 2002 from 2001 levels. The decrease of revenues from sales of heat in 2002 was primarily due to declining demand for heat by residential, business and industrial consumers and by the increased energy efficiency in the industrial sector. We also experienced higher than average temperatures in the Czech Republic during 2002.

In 2001, other revenues amounted to approximately CZK 1.03 billion, an decrease of 10% below 2000. In 2002, other revenues amounted to approximately CZK 0.97 billion, a slight decrease in comparison with the level of 2001. The year-on-year decrease of CZK 67 million was primarily the result of lower revenues from sales of services other than ancillary services.

| | Operating Expenses (CZK millions) Year ended December 31, | | |
	2000	2001	2002
Fuel	12,800	13,220	12,894
Purchased power and related services	5,436	6,389	7,328
Repairs and maintenance	3,316	3,476	3,847
Depreciation and amortization	9,377	9,366	11,721
Salaries and wages	3,793	3,946	3,854
Material and supplies	1,954	1,851	1,838
Other operating expenses	3,127	3,129	2,842
Total operating expenses	39,803	41,377	44,324

Operating Expenses. In 2001, our total operating expenses were approximately CZK 41.4 billion, an increase of 1.0% from 2000. In 2002, our total operating expenses were approximately CZK 44.3 billion, an increase of 7.1% from 2001.

In 2001, the cost of fuel consumption was approximately CZK 13.2 billion, an increase of 3.3% from 2000 mainly due to the higher production of electricity from fossil and nuclear power plants (by 2.9%). In 2002, the cost of fuel consumption was approximately CZK 12.9 billion, a decrease of 2.5% from 2001 mainly due to the lower production of electricity from fossil power plants and higher production from nuclear power plants.

In 2001, our purchase of power and related services amounted to approximately CZK 6.4 billion, an increase of 17.5% from 2000 was mainly due to higher purchases of ancillary services by *ČEPS, a.s.* from other producers. In 2002, our purchase of power and related services amounted to approximately CZK 7.3 billion, an increase of 14.7% from 2001 was again mainly due to higher purchases of ancillary services by *ČEPS, a.s.* from outside suppliers other than ČEZ.

In 2001, costs for repairs and maintenance amounted to approximately CZK 3.5 billion, an increase of 4.8% from 2000 primarily due to a higher volume of repairs and maintenance in 2001 in comparison with 2000. In 2002, costs for repairs and maintenance amounted to approximately CZK 3.8 billion, an increase of 10.7% from 2001. The increase of approximately CZK 0.3 billion is attributable to ČEZ, and the remaining increase of approximately CZK 0.1 billion is attributable to *ČEPS, a.s.* due to a higher volume of repairs and maintenance in 2002 in comparison with 2001.

In 2001, depreciation and amortization expenses amounted to approximately CZK 9.4 billion and remained at the same level. In 2002, depreciation and amortization expenses amounted to approximately CZK 11.7 billion an increase of 25.1% from 2001 due to commencement of use of our investments, particularly of Unit 1 of the *Temelín* nuclear power plant.

In 2001, salaries and wages expenses were CZK 3.9 billion, an increase of 4.0% from 2000 due mainly to increases in our union-negotiated employee wages effective after January 1, 2001 and increases in management salaries. In 2002, salaries and wages expenses were CZK 3.9 billion, a decrease of 2.3% from 2001 due to reduction in the number of our employees.

In 2001, our materials and supplies expenses were approximately CZK 1.9 billion, a decrease of 5.3% from 2000. In 2002, our materials and supplies expenses were approximately CZK 1.8 billion, a decrease of 0.7% from 2001.

In 2001, our other operating expenses which include environmental charges and claims and purchased services, among other things, were approximately CZK 3.1 billion and remained at the same level as in 2000. In 2002, our other operating expenses were approximately CZK 2.8 billion, a decrease of 9.2% from 2001. This decrease was mainly due to lower cost of purchased services.

Income before Other Expense (Income) and Income Taxes. In 2001, our income before other expense (income) and income taxes amounted to approximately CZK 14.7 billion, an increase of 16.2% from 2000. The increase of approximately CZK 2.1 billion was a result of higher operating revenues by CZK 3.6 billion accompanied by higher operating expenses by CZK 1.6 billion. In 2002, our income before other expense (income) and income taxes amounted to approximately CZK 11.3 billion, a decrease of 23.3% from 2001. The decrease of approximately CZK 3.4 billion was a result of a decrease in operating revenues by CZK 0.5 billion accompanied by an increase in operating expenses by CZK 2.9 billion.

Other Expense (Income). In 2001, other expenses/income (net), which include interest on debt, net of capitalized interest, interest on nuclear provisions, interest income, foreign exchange rate losses/gains, other expenses, and income from our associate, amounted to approximately CZK 1.4 billion, while in 2000 we had other expenses of approximately CZK 2.3 billion. The decrease is the result of the increase of other expenses (net) by CZK 1.7 billion (mainly due to a loss on financial derivatives), which was counter-balanced by the influence of a stronger CZK exchange rate against foreign currencies. While the exchange rate losses in 2000 were CZK 0.2 billion, exchange rate gains in 2001 were CZK 2.1 billion, i. e. an improvement of CZK 2.3 billion. In 2002, other expense/income (net) amounted to approximately CZK 0.5 billion. The improvement compared to 2001 is mainly the result of exchange rate gains due to the rapid appreciation of Czech Crown during 2002. While the exchange rate gains in 2001 were CZK 2.1 billion, exchange rate gains in 2002 were CZK 3.3 billion, i. e. an improvement of CZK 1.2 billion.

Income Taxes. In 2001, income taxes amounted to approximately CZK 4.2 billion, an increase of 23.9% from 2000. This increase was primarily a result of higher income before income taxes by CZK 2.7 billion in comparison with 2000. In 2002, income taxes amounted to approximately CZK 3.4 billion, a decrease of 19.0% from 2001. This decrease was primarily a result of our decreased tax basis due to investment tax relief on technological property, in particular Unit 1 of the *Temelín* nuclear power plant. Our effective corporate income tax rate in 2000, 2001, and 2002 was 32%, 31%, and 29% respectively.

Net Income. In 2001, net income amounted to approximately CZK 9.1 billion, an increase of 26.1% (CZK 1.9 billion) from 2000. This improvement was due to higher operating profit by CZK 2.1 billion, lower other expenses by CZK 0.6 billion and higher income taxes by CZK 0.8 billion. In 2002, net income amounted to approximately CZK 8.4 billion, a decrease of 7.7% (CZK 0.7 billion) from 2001. This deterioration was due to lower operating profit by CZK 3.4 billion, lower other expenses by CZK 1.9 billion and lower income taxes by CZK 0.8 billion.

Earnings per common share were CZK 12.2, CZK 15.4, and CZK 14.3 in fiscal years 2000, 2001, and 2002 respectively, representing an increase of 26.2% in 2001 and a decrease of 7.1% in 2002.

Inflation

The rates of inflation on an annual average basis in the Czech Republic during 2000, 2001 and 2002 were 3.9%, 4.7%, and 1.8% respectively. The effects of inflation on our operations have not been significant in recent years.

For a discussion of the impact of currency fluctuations on our business and hedging or other mechanisms that we use, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk" on page 63.

For a discussion on government economic, fiscal, monetary and political policies or factors that have or could materially affect our operations, see "Risk Factors" on page 8 and "Economic, Fiscal, Monetary or Political Policies or Factors Which Impact Our Business" on page 22.

Liquidity and Capital Resources

We expect our principal capital requirements to consist of the following:

- commencement of the modernization of the *Dukovany* nuclear power plant, together with its control center; and

- preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at our nuclear plant sites;

- participation in investment opportunities in the power sector so that we are able to respond flexibly to developments in demand;

- purchase of stakes in the distribution companies; and

- investments to replace our aging brown-coal-fired power plants (at least in the amount of two-thirds of the present installed power output of such power plants) after the year 2010. At that time, the present power plants will be at the end of their useful lives and consequently they will be replaced by newer, more efficient plants.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our service, react to market conditions, and to diversify our generating capacity. We believe that our existing financing together with cash flows provide us with sufficient financial capacity to fund our business and capital expenditure program and represent a source of working capital sufficient to meet our future short-term and long-term financing of our ongoing operations.

In 2001, our capital investments totaled approximately CZK 14.7 billion, 30.2% less than in 2000. We spent a significant portion of this amount on the construction of the *Temelín* nuclear power plant. In 2002, our capital investments, except for financial investments, totaled approximately CZK 10.4 billion, 29.4% less than in 2001.

Financing Obligations

The following table presents our principal long-term financing obligations as at December 31, 2002:

		Payments Due By Period[(1)]			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	39,964	4,235	15,897	11,944	7,888
Total	39,964	4,235	15,897	11,944	7,888

_____

(1) In CZK millions.

We do not have significant obligations resulting from capital and operating lease contracts.

The following table summarizes our estimated capital expenditures, including uncommitted amounts, for the next five years (in CZK billions):

		Expected Capital Expenditures By Period[(1)]				
	Total	2003	2004	2005	2006	2007
Capital expenditures	56,170	10,907	11,237	11,281	11,431	11,313

_____

(1) In CZK millions.

The capital expenditures presented above do not include financial investments such as, for example, payments in connection with the purchase of shares in the REAS (see "Material Contracts" on page 57).

Sources of Financing

The financing of our capital investment program is obtained from cash flows from operating activities and financing. The primary sources of financing available to us consist of the following:

- cash flow from operating activities;
- financing from banks; and
- the issuance of bonds.

Cash Flow and Liquidity

Net cash generated from our operating activities provides us with a significant source of liquidity. Our operating activities generated net cash of approximately CZK 21.7 billion in fiscal 2000, approximately CZK 21.8 billion in fiscal 2001, and approximately CZK 19.0 billion in fiscal year 2002. In 2000, 2001, and 2002, we generated 100% of our capital investment needs from operations.

At year end 2001, our net receivables amounted to approximately CZK 3.9 billion, an approximately CZK 0.1 billion (2.5%) decrease against the level at the end of 2000. At year end 2001, the largest portion of our receivables was from the REAS in the amount of approximately CZK 1.5 billion. At year end 2002, our net receivables amounted to approximately CZK 4.1 billion, an approximately CZK 0.2 billion (4.7%) increase against the level at the end of 2001. At year end 2002, the largest portion of our receivables were from the REAS, in the amount of CZK 1.3 billion, and from our exports, in the amount CZK 0.8 billion.

Our cash balances decreased from approximately CZK 2.9 billion at year end 2000 to approximately CZK 2.3 billion at year end 2001. In 2002, our cash balances increased to approximately CZK 4.2 billion at year end 2002. Cash balances can fluctuate substantially on the basis of the timing of borrowings and repayments of debt.

Our total consolidated long-term debt (including current portion) decreased by 11.4% (approximately CZK 6.2 billion) during 2001 and totaled approximately CZK 48.2 billion at year end 2001. Total debt from bonds issued decreased by CZK 0.5 billion. Long-term bank loans and other loans (including current portion) decreased by approximately CZK 5.7 billion. Our total consolidated long-term debt (including current portion) decreased by 17.1% (approximately CZK 8.2 billion) during 2002 and totaled approximately CZK 40.0 billion at year end 2002. Total debt from bonds issued decreased by CZK 0.9 billion. Long-term bank loans and other loans (including current portion) decreased by approximately CZK 7.3 billion.

Short-term loan balances decreased by 53.4% and totaled approximately CZK 0.5 billion at year-end 2001. Long-term debt due within one year increased from approximately CZK 4.7 billion to approximately CZK 5.1 billion (or by 9.0%) primarily due to the beginning of principal payments on loans incurred between 1995 and 1998, but which did not require payments to be made until 2000. We had no short-term loans at the end of 2002. Current portion of long-term debt decreased to approximately CZK 4.2 billion (or by 17.4%) primarily due to repayment of the loans or part of the loans.

Loans and Bonds

The following table shows our outstanding long-term indebtedness as at December 31, 2002:

Creditor	Interest Rate	Currency	Facility Amount	Indebtedness as of December, 31, 2002[1]	Maturity
			(millions)	*(CZK millions)*	
Bank Austria AG	fixed	EUR	20	183	2005
Citibank International	floating	USD	317	3,843	2007-2008
ČSOB	fixed	EUR	35	150	2003-2004
Erste Bank AG	fixed/floating	EUR	20	234	2004-2006
European Investment Bank	fixed	USD	55	1,403	2013
European Investment Bank	fixed	EUR	44	1,198	2013
European Investment Bank	floating	CZK	3,441	2,912	2012-2013

Fortis Bank	floating	USD	55	865	2008-2009
ING Bank	Floating	EUR	27	248	2005
IBRD	Floating	USD	246	2,509	2007
Nordic Investment Bank	Floating	USD	50	1,507	2007
Komerční banka	Floating	CZK	114	10	2003
Konsolidační agentura	None	CZK	80	55	2003
The Sumitomo Mitsui Banking Corporation	Floating	EUR	102	659	2003
The Sumitomo Mitsui Banking Corporation	Floating	CZK	3,115	1,246	2003
Total				17,022	
Amount payable by December 31, 2003				4,235	
Balance				12,787	

(1) Amounts have been translated into CZK at the CNB Exchange Rate at December 31, 2002.

The following table shows our outstanding bonds as at December 31, 2002:

Maturity	Interest Rate	Original Nominal Value	Indebtedness as of December 31, 2002	Pre-payment	Issue Date
		(*millions*)	(*CZK millions*)		
2014	9.22 %	CZK 2,500	2,493	–	1999
2009	zero coupon	CZK 4,500[(1)]	2,832	–	1999
2008	11 1/6 %	CZK 3,000	2,987	2003 and 2006	1996
2007	7.125 %	USD 200[(2)]	5,336	–	1997
2006	7.250 %	EUR 200	6,299	–	1999
2004	8.750 %	CZK 3,000	2,995	–	1999
Total			22,942		

(1) We realized proceeds of CZK 1,863 million on this zero coupon bond.

(2) Open-market purchase by us in the amount of USD 22 million.

On April 19, 2000, we began a CZK 9.0 billion domestic commercial paper program with a consortium of banks to cover short-term financing differences of cash inflows and outflows. We had no outstanding indebtedness under this program as of December 31, 2002. We applied the proceeds from this facility to the refinancing of several of our environmental refurbishment projects and pre-paid our 11.3% domestic bonds of CZK 4.0 billion on June 6, 2000. The interest rates on indebtedness under this program range from the Prague inter-bank offering rate ("PRIBOR") to PRIBOR plus .20%, each .01% being a basis point ("b.p.").

On May 30, 2000, we entered into a syndicated multi-currency EUR 85 million guarantee facility in favor of the European Investment Bank due 2013. Our outstanding indebtedness under this credit facility as of December 31, 2002 was CZK 2.6 billion at a floating interest rate of PRIBOR minus 5 b.p.

On October 20, 1999, ČEZ Finance B.V., a wholly owned subsidiary of ČEZ organized under the laws of The Netherlands and acting as a financing vehicle for ČEZ, issued Euro 200,000,000 7.25 percent Guaranteed Notes due 2006. These notes are unconditionally and irrevocably guaranteed by ČEZ.

On January 27, 1999, we exercised a call option for CZK 4.0 billion 14.375% bonds. We repaid the bonds using a portion of proceeds from two bond issues in aggregate amount of CZK 7 billion, an issue of CZK 4.5 billion domestic discounted bonds (with a zero coupon so that immediate funds due 2009 were obtained in an amount of CZK 1.9 billion), as well as an issue of CZK 2.5 billion domestic 9.22%[(1)] bonds due 2014. On June 7, 1999 we

(1) In 2006 these bonds will bear interest at a variable interest rate defined as CPI + 4.2%.

issued CZK 3.0 billion domestic 8.75% bonds due 2004 and the proceeds were used to exercise the call option for CZK 3.0 billion 10.9% bonds. On June 6, 2000 we exercised a call option for CZK 4.0 billion 11.3% bonds. On June 27, 2003 we intend to exercise a call option for CZK 3.0 billion 11 1/16% bonds. We intend to repay these bonds using proceeds from new CZK 3.0 billion domestic 3.35% bonds due 2008 issued on June 23, 2003.

On November 11, 1998, we entered into a syndicated credit facility agreement for an aggregate amount of DEM 280 million with a consortium of thirteen banks with Sumitomo Bank Limited being the Facility Agent. For DEM portion of this facility we pay interest of LIBOR plus 50 b.p. and for the CZK portion, PRIBOR plus 50 b.p.

On January 27, 1998, we entered into a credit facility agreement with the Nordic Investment Bank for a total amount of USD 50 million. We pay interest of LIBOR plus 50 b.p. on this facility.

On December 14, 1995, we entered into a long-term multi-currency loan provided by the European Investment Bank in the amount of 200 million ECU (European Currency Unit). On July 11, 1996, we obtained a guarantee valid until 2003 from a consortium of commercial banks required by the loan agreement with the European Investment Bank allowing us to draw-down up to ECU 100 million under such agreement. We have made four drawdowns on this loan in denominations and with interest rates as follows: USD 7.05%, DEM 6.33%, EUR 5.17% and CZK PRIBOR minus 15 b.p. A new guarantee for next 5 years was obtained from the manager of the consortium on April 8, 2003.

On December 3, 1996, we entered into two syndicated credit facility agreements to secure financial resources for the completion of the *Temelín* nuclear power plant. The first facility, arranged by Citibank, is for USD 317 million and is guaranteed by the Export-Import Bank of the United States and by the Czech Republic. In 2000 we drew down a total of approximately USD 92 million from this facility to pay Westinghouse for the delivery of the information and control systems for Unit I and II of *Temelín*. In 2001, we had expected to make additional draw downs from this facility of approximately USD 61 million, of which we anticipated that approximately USD 32 million would be drawn down for the information and control system of Unit 2 and approximately USD 29 million for nuclear fuel. However, due to our financial position in 2001 we decided to cancel the undisbursed balance of the loan, or USD 61 million. In 2002, we made principal payments on this facility of approximately USD 26.6 million. The interest rate on this loan is LIBOR plus 30 b.p. The second facility, arranged by Generale Bank (now operating under the name Fortis Bank), is for USD 55 million and guaranteed by the Belgium Office of National du Ducroire and by the Czech Republic. In 2002, we drew down approximately USD 0.6 million for the information and control system. As at December 31, 2002 approximately USD 4.7 million of the principal had been paid and no amount remained to be drawn down under this facility as we cancelled the undisbursed balance of the loan. The interest rate on this loan is LIBOR plus 50 b.p. In consideration for the Czech Republic guarantees of these two credit facility agreements, we have agreed to pledge to the Czech Republic (i) certain of our receivables from one of the REAS, within 30 days of demand by the Czech Republic under the applicable guarantee and (ii) the buildings at the *Temelín* nuclear power plant, upon transfer of title thereto to us (due upon completion of construction thereof).

On July 17, 1992, we entered into a multi-currency loan agreement with the International Bank for Reconstruction and Development for an amount equal to USD 246 million. We currently have Deutsche mark ("DEM") and USD portions outstanding with applicable interest rates of DEM London inter-bank offering rate ("LIBOR") plus 50 b.p. and World Bank variable rate plus 50 b.p., respectively. On December 31, 2002 our outstanding indebtedness under this multi-currency loan agreement consisted of (i) a DEM portion of approximately EUR 11.2 million with an applicable interest rate of 3,56% and (ii) a USD portion of approximately USD 71.5 million with an applicable interest rate of 6.24%. This agreement contains several financial covenants relating to, among other things, interest coverage and revenues/expense ratio. This revenue/expense ratio requires us to maintain operating costs at a level no higher than 60% of our operating revenues and to furnish on a semi-annual basis to the International Bank for Reconstruction and Development forecasts for the next following year in respect of whether we expect to comply with the ratio. In the past our operating cost to operating revenue ratio has neared the 60% level. With the aim of avoiding a breach of this contract we successfully requested the International Bank for Reconstruction and Development to waive this revenue/expense ratio requirement for 1999 and 2000. In 2001, we met all of the financial covenants on this loan. In 2002, we also met all of the financial covenants on this loan.

To manage short-term financing differences of cash inflows and outflows, we utilize a number of instruments, including commercial paper programs, T-bills, revolving multi-currency credit facilities and bank overdrafts. Our long-term liquidity depends on the future prices of electricity and on the demand for electricity. With respect to managing long-term liquidity, we believe that we will be able to secure necessary sources of funding.

Certain of our loans and the terms and conditions of guarantees issued by us include covenants that require us to be controlled by the Czech Republic. As part of the anticipated sale of ČEZ, a.s., we plan to negotiate amendments to

these covenants to allow the sale of ČEZ, a.s. by the National Property Fund. As indicated above, certain of our loans required the proceeds to be used for the construction of *Temelín* or the refurbishment of some of our coal power plants to meet new environmental laws. In each case, we have used the proceeds in accordance with the restrictions on use as provided in such loans.

We hold cash and cash equivalents in EUR, USD and CZK.

For 2002 we hedged against foreign currency exchange rate fluctuations affecting our expenses of operations by using an option strategy (zero cost premium). We believe this is the most effective strategy in situations where it is not possible to accurately predict the amount and maturity of expenses. For more information on hedging activities, see notes 10 and 11 to the Consolidated Financial Statements included herein.

Material Commitments for Capital Expenditures

Our existing fixed material commitments for capital expenditures for the last financial year and from January 1, 2003 relate to the construction of *Temelín* and the commencement of the modernization of the *Dukovany* nuclear power plant, together with its control center. See "Property, Plants and Equipment" on page 28 for a full discussion of capital expenditures related to *Temelín*.

Research and Development

We currently do not run any material research and development programs.

Trend Information

Electricity consumption in the Czech Republic was on the rise at an average rate of approximately 3% per year in the period between 1980 and 1989. Between 1990 and 1993 consumption began to decline, eventually dropping to 90% of the 1989 consumption level. In large part, decreases in industrial consumption produced this decline. In the period 1994 to 1996, total electricity consumption in the Czech Republic began to rise, primarily due to climatic conditions and the government's energy price policy. This trend was reversed in 1997 when consumption dropped by 1.8% from its 1996 levels. Net electricity consumption (adjusted by the export/import trade balance) in 1998 was down 1.8% from 1997 levels. In 1999, total consumption declined 2.6% compared to 1998. In 2000 consumption increased approximately 2.8% compared to 1999. In 2001, consumption increased approximately 2.8% compared to 2000. In 2002, consumption decreased approximately 0.2% compared to 2001. In the first quarter of 2003, consumption increased approximately 3.3% compared to the first quarter of 2002.

As a consequence of the liberalization of the energy market in the Czech Republic, we have seen a decrease in the profitability on energy sold as the Czech energy market has faced competition from energy imports. This trend has been exacerbated by the lack of free competition and non-reciprocal rules applicable for the export of electricity from the Czech Republic to neighboring countries (as opposed to the import of electricity to the Czech Republic). As a consequence, fees imposed in neighboring countries on our exported electricity result in an energy price that is higher than prices for electricity imports from such countries to the Czech Republic. The REAS have reacted to this imbalance by purchasing imported cheaper electricity. This has required us to respond by lowering our energy prices and decreasing our profitability. In 2002, for example, we have sold electricity to the REAS at lower prices than for the similar period in 2001 in an effort to improve our competitive position and improve market share. If this trend continues, we may respond by temporarily reducing our production of electricity.

On April 1, 2003, we sold our 66% share in *ČEPS, a.s.*. Our book value of the 66% share was CZK 2.7 billion. Expert valuation set the purchase price for the share at CZK 15.2 billion for which we sold the share. The difference CZK 12.5 billion represents our gain on the sale of the shares in *ČEPS, a.s.* which will appear in our financial statements for 2003.

On April 1, 2003, we also purchased shares in REAS held by government. This purchase triggered our obligation under Czech law to make mandatory tender offers to the minority shareholders of *Západočeská energetika, a.s.* and *Středočeská energetická, a.s.* We are currently in the process of making these mandatory tender offers. If all minority shareholders in the two REAS involved tendered they shares to us, our maximum payment obligation would be approximately CZK 7.5 billion. Depending on the number of shares tendered, we intend to finance our payment obligations using our short-term funds first and eventually to obtain financing on the financial markets.

Item 6.   Directors, Senior Management and Employees

We have a two-tier board system consisting of a Board of Directors and a Supervisory Board. The Board of Directors represents us in all matters and is charged with our management, while the Supervisory Board oversees our Board of Directors and our executive officers. Our executive officers manage our daily operation. Under the Czech Commercial Code, the Supervisory Board may not make management decisions. Our highest governing body is the General Meeting of Shareholders.

The Board of Directors must inform the Supervisory Board on certain matters, and the Supervisory Board may request information at any time. The Czech Commercial Code prohibits simultaneous membership on the Board of Directors and the Supervisory Board of any company.

Board of Directors and Executive Officers

Set forth below are members of our Board of Directors and our Executive Managers (Executive Officers).

Board of Directors:

Name	Position	Held Since	Age
Jaroslav Míl	Chairman of the Board of Directors	2000	44
Petr Vobořil	Vice-Chairman of the Board of Directors	2002	52
Pavel Hejkal	Member of the Board of Directors	2000	45
Josef Sedlák	Member of the Board of Directors	2000	43
David Svojitka	Member of the Board of Directors	2003	41

Executive Managers:

Name	Position	Held Since	Age
Jaroslav Míl	General Manager (Chief Executive Officer)	2000	44
Petr Vobořil	Executive Manager – Strategic Development	2002	52
David Svojitka	Chief Financial Officer	2002	41
Pavel Hejkal	Business Executive Manager	1999	45
Henning Probst	Executive Manager – Distribution	2003	45
Pavel Klika	Executive Manager – Conventional Power	2000	49
Zdeněk Linhart	Executive Manager – Nuclear Power	2003	49

Jaroslav Míl. Graduated from the Czech Technical University's Faculty of Electrical Engineering *(ČVUT),* where he majored in power industry economics and management, and performed postgraduate work in nuclear power. He was awarded an M.B.A. from the Sheffield Hallam University, UK, in 1998. From 1985 to March 2000 he worked for ČEZ in various technical capacities, most recently as director of the purchasing and fuel cycles section. In late March and early April 2000 he was elected Chairman of the Board of Directors and appointed to the office of Chief Executive Officer of the largest independent producer of electricity and heat in the Czech Republic, *Elektrárny Opatovice, a.s.*, which is owned by UK-based International Power. From 1993 to 1999 he was a member of the Board of Governors of the World Nuclear Market, from February 1994 to March 2000 he was on the Board of *ŠKODA-ÚJP Praha, a.s.* and from September 1997 to March 2000 he was Chairman of the Board of the Radioactive Waste Repositories Authority of the Czech Republic. In 1998 - 1999 he was a member of the Supervisory Board of *Severočeské doly, a.s.* and from July/August 2000 he has been a member of the board of the Czech Power Industry Employers' Association; Member of the Board of the Czech Association of Employers in Energy Sector; Member of the Board of Directors in EURELECTRIC; Member of the European Nuclear Council (chairman for 2003); Member of the International Advisory Committee in the Society for Strategic Management; Member of the International Chamber of Commerce; Member of the Czech Institute of Directors; Member of the Czech Management Association; and member of the Supervisory Board of *Západočeská energetika, a.s.* He is a member of our Audit Committee.

Petr Vobořil. Graduated from the Department of Mechanical Engineering of the Czech Technical University (*ČVUT*), majoring in environmental engineering; for post-graduate studies he majored in heat supply development. In 1997, he graduated from InterManager (European-standard management course). Since 1980, he has been employed at state enterprise *České energetické závody, s.p.*, first in the Operation Management and Heating Technology Development Department, and he subsequently held various positions in the economic departments of

the company. Since January 1995, he has been the Managing Director of the Planning and Analysis Division, ČEZ, a. s., headquarters. He is on the Supervisory Board of *Středočeská energetická, a.s.*

Pavel Hejkal. Graduated from the Production Economics Faculty of the Prague University of Economics *(VŠE)*. In 1982 -1985 he worked as head of the finance department at the *Nosek Tuchlovice* Mine. In 1985 -1998 he was an employee of *METALIMEX*, where he held various executive positions, including Director of the Fuels and Energy Division. From 1992 he worked for two years as *METALIMEX*'s representative at the German-based BIG Bayreuth operating in the fossil fuels and electricity trade. From 1998 to July 2000 he was Managing Director of *CARBOUNION BOHEMIA, s.r.o.* He is on the Supervisory Board of *Severočeská energetika, a.s.*

Josef Sedlák. Graduated from the National Economy Faculty of the Prague University of Economics *(VŠE)*. In 1982-1987 he worked as Enterprise Economist at *Královopolské strojírny* Brno's *Moravské Budějovice* Plant. He has been with ČEZ since 1987, when he accepted a position at the *Dukovany* Nuclear Power plant. There he held various positions until 1993, when he became one of *Dukovany* Nuclear Power plant's two directors in the position of Director for Finance and Administration. Currently he is attending the InterManager European standard management skills course. He is a member of the Board of the Repository Authority, a member of the Board of *ESE, s.r.o.* and *Severočeské doly, a.s.,* and a member of the Supervisory Board of *Severomoravská energetika, a.s.* He is a member of our Audit Committee.

David Svojitka. Graduated from the National Economy Faculty of Julius-Maximilians-Universität in Würzburg, Germany. From 1989 to 2000, he worked for *Vereinsbank AG*, first in Munich then, from 1992, in Prague. From 2000 to 2002 he was a member of the board of Directors of *Komerční banka, a. s.* He has been with our company from 2002 when he became our Chief Financial Officer.

Henning Probst. Graduated from the Business School of Technical University in Braunschweig, Germany, and School of Economics of University of Hamburg. From 1990 to 2000 he worked for a German multi-utility company, and from 2000 to 2002 he held positions, including a CEO position, in several German energy companies. He became our Executive Manager of Distribution in 2003. He is on the Supervisory Board of *Východočeská energetika, a.s.*

Pavel Klika. Graduated from the Czech Technical University's School of Electrical Engineering. Mr. Klika also received a Masters in Business Administration from the Prague International Business School. From 1976 to 1981, he worked as a shift technician at the *Tušimice* Power Plant's organizational unit. From 1981 to 1985 he worked at the *Prunéřov II* power station as the head of two generating units. From 1985 to 1990, he worked as the head of maintenance at the *Prunéřov II* power station turbine hall. In 1990 he was named Director of the *Prunéřov II* power station. In 1993 he was named as the Director of the *Prunéřov II* power station's organizational unit. Mr. Klika currently serves as the Director of Conventional Power and also serves as Chairman of the Board of Directors of CEZTel, a member of the Supervisory Board of *GAPROM, s.r.o., v likvidaci*, *Severomoravská energetika, a.s.* and Chairman of the Supervisory Board of CEZnet, a.s.

Zdeněk Linhart. Graduated from the Czech Technical University's School of Mechanical Engineering. In 1978 he became closely involved with the construction of the *Dukovany* nuclear power plant, and performed various functions there since then, including deputy director of the operational manager.   He is a member of the Supervisory Board of *JVCD, a.s.* He became our Executive Manager for Nuclear Power in 2003.

Supervisory Board

Set forth below are the incumbent members of the Supervisory Board:

Name	Initially Appointed	Current Term Expires	Age
Stanislav Kázecký (Chairperson)	2003	2007	54
Zdeněk Hrubý (Vice-Chairperson)	2003	2007	46
Václav Krejčí [1] (Vice-Chairperson)	1993	2006	49
Jan Demjanovič	2003	2007	49
František Haman [1]	2000	2004	45
Jan Juchelka	2002	2006	31
Jaroslav Košut	2003	2007	42
Martin Pecina	2003	2007	34

Jan Ševr[1]	1999	2004	56
Václav Srba	2002	2006	61
Pavel Suchý	2003	2007	48
Zdeněk Židlický[1]	2002	2006	56

_____

(1) Employee representative.

Stanislav Kázecký. Graduated from the Prague School of Economics. Since 1994 he is the chairman of the Board and the Chief Executive Officer of *ZVVZ, a. s.* He is also a member of the Supervisory Board of *EKOKLIMA akciová společnost*. Since 2001, he is the president of the Industry and Transportation Union of the Czech Republic. In 2003 he was elected to our Supervisory Board and became its Chairperson. He is a member of our Audit Committee.

Zdeněk Hrubý. Graduated from the Czech Technical University's School of Electrical Engineering. Currently, he holds the office of a Deputy Minister of Finance. He is a vice-president of the presidium of the *Fond národního majetku*, and a member of the Board of Directors of *Sokolovská uhelná, a.s.*, *ČESKÝ TELEKOM, a.s.* and of *Kongresové centrum Praha, a.s.* He was elected Vice-Chairperson of our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder *Fond národního majetku*.

Václav Krejčí. Graduated from the Secondary Industrial School of Chemical Technology. Mr. Krejčí has seven years experience working for *Chemické závody Litvínov* and is an employee representative on the Supervisory Board. Since 1982, he has worked at the Dukovany Nuclear Power Station. He has also served as an officer of the Internal Communication Department. In 1992 he was elected to the ČEZ Supervisory Board. Since 2000 he has been the Vice-Chairperson of the Supervisory Board. He is a member of the Supervisory Board of *Rainbow Energy Foundation*.

Jan Demjanovič. Graduated from the Faculty of Mechanical Engineering of the Technical and Textile University in Liberec. He is a member of the Board of *Severočeské doly, a.s.*, *Coal Energy, a.s.*, *Teplárna Ústí nad Labem, a.s.* He is also a member of the Supervisory Boards of *Severozápadní ENERGO GROUP, a.s.*, *SD - Kolejová doprava, a.s.*, and *SD – Humatex, a.s.*

František Haman. Graduated from the Secondary Industry School of Building Construction. Mr. Haman has worked for ČEZ since August 1984 and is an employee representative on the Supervisory Board. Mr. Haman worked in *Temelín's* investment department during the construction of the *Temelín* Nuclear Power Station. Since 1992 he has been on leave, acting as the Chairman of the Labor Organization at the *Temelín* Nuclear Power Station. In 2000 he was elected to the ČEZ Supervisory Board.

Jan Juchelka. Graduated from the Department of Business at Slezká University in Karviná. From June 1995 until the present he has been employed by the National Property Fund. He has held positions as the Director of the Securities Trading Department, the Director of the Securities Department, Director of the Company Holdings Department and the Second Vice-Chairperson of the Executive Committee of the National Property Fund. Mr. Juchelka holds a broker's license. He is a member of the Board of Directors of *ČESKÝ TELEKOM, a.s.* and a member of the Supervisory Board of *Komerční banka, a.s.* He was elected to our Supervisory Board pursuant to an understanding with the National Property Fund, our majority shareholder.

Jaroslav Košut. Graduated from the Faculty of Mathematics and Physics of the Charles University in Prague. In 1994 he obtained an M.B.A. from the U.S. Business School in Prague. He is the Chairman of the Board of Directors of *UNIPLET Třebíč, a.s.*, *STAFIN, a.s.*, *ZVI, a.s.*, and *Via Net, s.r.o.* He is a member of the Board of Directors of *SLEZAN Frýdek-Místek, a.s.* and *PSP Engineering a.s.*

Martin Pecina. Graduated from Mechanical Faculty of VŠB – Technical University in Ostrava, and obtained an M.B.A. from Sheffield Business School. Until 2003 he was the CEO of *HUTNÍ PROJEKT Frýdek Místek a.s.* Since February 2003 he is a deputy minister of industry and trade. Mr. Pecina was elected to our supervisory board in June 2003 pursuant to an understanding with the National Property Fund, our majority shareholder.

Jan Ševr. Graduated from the Secondary Industrial School of Mechanical Engineering. Mr. Ševr has worked at the *Mělník* Power Station since 1966 and is an employee representative on the Supervisory Board. He has worked as the head of the shift operations management department and is also the Chairman of the labor union organization at *Mělník* Power Station. In 1999 he was elected to the ČEZ Supervisory Board.

Václav Srba. Graduated from the Prague University of Economics (Department of Industrial Economics) and graduated from the Management Institute. From 1958 until 1972 he worked at ČKD Tatra Smíchov holding various positions and ending his tenure as the Director of the Finance and Expenditure Department. From 1972 until 1990 he worked in the State Planning Commission as, among other things, the Director in the Finance and Prices Department. In the following two years he worked at the Federal Ministry for Strategic Planning as a Director for Evaluating Economic Policy. In 1992 he became the A Deputy General Director of *TOP INVEST EMPIRE, a.s.* and from 1992 until 2000 a Deputy General Director of the Spořitelní investiční společnosti, a.s. group. Since February 2001 he worked at the Ministry of Finance and is currently a Deputy Minister of Industry and Trade. He is Deputy Chairman of the Government Council – Investment Council, member of the Presidium of the National Property Fund. He is the Chairman of the Board of Directors of *THERMAL-F, a.s.*, and is on the Supervisory Board of *UNIPETROL,,a.s.*, *ČEPS, a.s.*, *Severočeská energetika,a.s.*, and *ŠKODA HOLDING a.s.*

Pavel Suchý. Graduated from the Prague School of Economics. Since 1994 he works for the National Property Fund. He is a member of the Board of Directors of *AERO HOLDING a.s. v likvidaci*, and a member of the Supervisory Board of *UNIPETROL, a.s.* He was elected to our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund.

Zdeněk Židlický. Graduated from Secondary Technical School. Mr. Židlický has held various positions in our company since 1979. Since 1993 he has been the chairman of the ČEZ-EPR II union organization. Mr. Židlický also holds the position of vice-chairman of the second largest trade union in the Czech Republic, the Independent Union Association. He is also a representative of the trade union for energy issues in the Economic and Social Agreement Council of the Czech republic, where he serves on the working team for economic policy and on the consultation team for electric power sector privatization. He is a member of our Audit Committee.

Compensation

For the year ended December 31, 2002, the aggregate compensation of all members of our Board of Directors paid or accrued for all services in all capacities was approximately CZK 11.7 million, including salary, bonuses and pension plans.

For the year ended December 31, 2002, the aggregate compensation of all members of our Supervisory Board paid or accrued for all services in all capacities was approximately CZK 28.9 million, including salary, bonuses and pension plans.

For the year ended December 31, 2002, the aggregate compensation of our management (totaling 43 people, excluding members of the Board of Directors and members of the Supervisory Board) paid or accrued for all services in all capacities was approximately CZK 168 million, including salary, bonuses and pension plans.

Board Practices

As of January 29, 1998, we restructured our management organizational structure, creating a distinction between our Board of Directors and our executive officers. The members of the Board of Directors were nominated by the National Property Fund of the Czech Republic and elected at an Extraordinary General Meeting of the Shareholders on January 5, 1999. Members of our current Board of Directors are appointed by the Supervisory Board. See "Articles of Association (*Stanovy*)" on page 54.

Pursuant to the Czech Commercial Code, our shareholders are entitled to appoint and recall two-thirds of the members of the Supervisory Board. Members of the Supervisory Board are appointed for a four-year term. The remaining members of the Supervisory Board are (by law) employee representatives and are appointed and recalled by ČEZ employees. The shareholders and employees elect members of the Supervisory Board for a period beginning at the end of the General Meeting of Shareholders at which a resolution is adopted appointing them and serve until the following General Meeting of Shareholders at which a resolution is adopted discharging them. The Supervisory Board is responsible to the shareholders and employees for the general supervision of ČEZ's business.

Audit Committee. We have an Audit Committee whose statutes state that it is composed of the Chairman of the Board and General Director of the Company (currently, Jaroslav Míl), a member of the Board of Directors (currently, Josef Sedlák), the Chairman of the Supervisory Board (currently, Stanislav Kázecký), a member of the Supervisory Board (currently, Zdeněk Židlický), and the director of our internal audit department (currently, Radek

Pomije). The chairman of the Audit Committee is the Chairman of the Board and General Director of the Company. Pursuant to these statutes, the Audit Committee is charged with the task of ensuring regular communication with and supervision of the internal audit department. Specifically, the Audit Committee should discuss and evaluate the audit department's reports, annual audit plan, quarterly action plans and should ensure that the internal audit department follows the ethics code for internal company auditors. It is also responsible for, among other things, regular communication and supervision of our external auditors and prepares for the Board of Directors and Supervisory Board an evaluation of our external auditors. The Audit Committee also evaluates the correctness and completeness of our quarterly, half-year and annual reports.

Severance Pay. In the event that a member of our Board of Directors is recalled from office or the office otherwise terminates prior to the end of the period for which the member was originally appointed or elected to the board, other than as a result of a willful criminal act committed in connection with the performance of his duties or certain other gross violations of such duties, he or she is entitled to receive a lump sum payment from ČEZ, a.s. equal to the aggregate amount of his or her salary calculated for the entire remaining term of office.

Employees

The average number of our employees and our consolidated subsidiaries was 9,553, 8,532, and 7,806 for the year 2000, 2001, and 2002 respectively. As of December 31, 2002 our company, excluding *ČEPS, a.s.*, had 7,250 employees, approximately 52.5% of which are members of trade unions. The present collective bargaining agreement between the Company and the employees, legally represented by trade unions, expires on December 31, 2003.

We do not offer a defined benefit pension or other such post employment benefits to our employees. Instead, we pay a payroll related tax (similar to FICA) to the government. The Czech government provides pension payments to retired employees (similar to the U.S. Social Security Program). The government also compensates, directly, employee absences from work due to illness. We accrue for unused available vacation pay at year end. We expense as incurred any severance pay incurred; two months salary as required by law.

We do not have a history of strikes or work stoppages and no material labor related claims are pending. We believe that relations with our employees are good. There have been no strikes or work stoppages since the foundation of the Company in 1992. Although we have experienced strike alerts in the past these did not result in actual strikes or work stoppages. Since the date of our foundation in 1992 we have reduced the number of employees by approximately 9,033 which represents a 55% reduction from our 1992 level. This reduction has brought the ratio of employees to installed MW closer to ratios found in other advanced European power companies. The reduction has also resulted in an increase in the average level of education of our employees. We have completed the process of an organizational audit which resulted at lowering the number of our employees, and we are weighing other options aimed at further lowering the number of our employees. Czech law entitles all employees dismissed by reason of redundancy or organizational changes to a severance payment in the amount of two months' pay.

Share Ownership

Our members of the Board of Directors hold 440 of our common shares. Our members of the Supervisory Boards hold, in aggregate, 3,513 of our common shares. None of the members of the Board of Directors or the Supervisory Board holds more than 1% of our outstanding common shares.

Share Options. Our shareholders approved stock option agreements in 2001 with each member of our Board of Directors and Supervisory Board as part of their compensation package. Pursuant to such agreements, the members have the right to purchase, in aggregate, 3.9 million common shares of ČEZ, a.s. at a price equal to the six-month weighted average of our share price on the Prague Stock Exchange measured from the date the member signs the option agreement. The members of the Board of Directors and Supervisory Board received these options from us as part of their compensation package and without paying consideration therefor. Each member may exercise its call option rights, in full or in part, at any time during the period specified in the relevant stock option agreement, such period being generally set to correspond with the term for which the member was elected or appointed to the respective board. The stock option agreements do not restrict a member's right to exercise call rights in the event that the member is recalled from office or resigns prior to the original term. Our members of the Board of Directors hold, in aggregate, call options for 1,050,000 of our common shares. Our members of the Supervisory Board hold, in aggregate, options for 300,000 of our common shares. None of the members of the Board of Directors or the Supervisory Board holds call options for more than 1% of our outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions

As of December 31, 2002, our registered capital was equal to CZK 59,221,084,300 in denominations of nominal value CZK 100. All of these shares have been paid in full and are book-entry shares in bearer form. Our common stock is publicly traded on the two largest organized trading markets in the Czech Republic, the *Burza cenných papírů Praha, a.s.* (the "Prague Stock Exchange") and the *RM System, a.s.*

Major Shareholders

The following table sets forth shareholdings in our company according to the records of the Commercial Register by all owners of more than 5% of our voting shares and by all officers and directors of the Company as a group as of June 11, 2003:

Identity of Person or Group	Shares Owned	Percentage of Total Shares Outstanding
National Property Fund	400,407,897	67.61
Members of the Board of Directors, members of the Supervisory Board, and other Executive Officers as a group (20 persons)	29,383	0.005

With the exception of the NPF, to our knowledge, no other individual shareholder owns more than 5% of our outstanding shares.

Voting rights of shareholders owning more than 5% of our shares do not differ from other shareholders.

Twenty-two (22) persons with U.S. addresses directly hold a total of 9,735,576 of our common shares. It is difficult and impractical to determine what portion of our common shares is beneficially held in the United States and the number of such beneficial holders in the United States.

The Czech government has passed several resolutions calling for the sale of ČEZ. The Czech government controls our majority shareholder, the NPF. While the government has expressed its intention through such resolutions and otherwise, there can be no assurance that the Czech government will, in fact, instruct the NPF to sell all or part of the NPF's shareholding in ČEZ.   For more information on the proposed privatization of ČEZ, see "Risk Factors" on page 8.

The Notes and Guarantees are held in fully registered global form in the name of Cede & Co. as the nominee of the Depository Trust Company ("DTC"). Thus, Cede & Co. is the only record holder of the Notes and Guarantees.

Transfer of beneficial interests of the Notes and Guarantees are effected through the records of DTC (for transfers among DTC participants) and through the records of individual DTC participants (for transfers among the clients of such DTC participants). Thus, it is difficult and impractical to determine what portion of the Notes and Guarantees is beneficially held in the United States and the number of such beneficial holders in the United States.

Related Party Transactions

We purchase products from related parties in the ordinary course of business. *Severočeské doly, a.s.*, a company in which we hold an approximately 37% share, supplies approximately 60% of our fossil fuel needs. In 2000, 2001, and 2002, coal purchases (including value-added tax) from *Severočeské doly, a.s.*, amounted to approximately CZK 6,530 million, CZK 6,565 million, and CZK 5,967 million, respectively. The prices of fossil fuel supplies from *Severočeské doly, a.s.* do not differ significantly from market prices.

ŠKODA PRAHA, a.s. is our general supplier of technology and equipment for *Temelín* and is 55% owned by the National Property Fund. In February and July 1999, we purchased 166,122 shares of *Škoda Praha, a.s.*, which

represents an approximately 30% interest in the company. Our purchases from *Škoda Praha, a.s.*, including value added tax, amounted to approximately CZK 8,237 million, CZK 4,862 million, and CZK 3,461 million in 2000, 2001, and 2002, respectively. Our purchases from *Škoda Praha, a.s.* relate primarily to the construction of *Temelín*.

As of April 1, 2003, we own majority interests in five REAS and minority interests in three REAS, all of whom are our primary customers. We also control certain strategic decisions of the REAS where we hold majority interests. See "Material Contracts" on page 57.

Item 8. Financial Information

See the selected consolidated financial data presented under "Item 3. Key Information" and financial statements presented under "Item 18. Financial Statements". We prepare the Consolidated Financial Statements in accordance with IFRS which differ in certain important respects from U.S. GAAP. Note 26 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

Dividends. Prior to our general meeting of shareholders on June 19, 2001, we have never paid dividends. Our general meeting of shareholders on June 19, 2001 approved a dividend distribution of CZK 2.0 per share to be paid to shareholders of record as of June 13, 2001 to be paid on August 1, 2001. Our general meeting of shareholders on June 11, 2002 approved a dividend distribution of CZK 2.5 per share to be paid to shareholders of record as of June 5, 2002 to be paid on August 1, 2002. Our general meeting of shareholders on June 17, 2003 approved a dividend distribution of CZK 4.50 per share to be paid to shareholders of record as of June 11, 2003 to be paid on or after August 1, 2003.

Export Sales

In 2002, we exported a total of 16,008 GWh which generated revenues of CZK 9.2 billion. In 2002, the revenues from electricity exports represented approximately 17.3% of total revenues from electricity sales.

Litigation

We are involved in legal proceedings that are incidental to the normal conduct of our business. We do not believe that liabilities relating to such proceedings will have a material adverse effect on our business, prospects, financial condition or results of operations.

Item 9. The Offer and Listing

The Notes and Guarantees are not listed on any U.S. or foreign securities exchange or other organized trading market. Thus, no reliable pricing information is available and we can give no assurance as to the existence or the liquidity of the trading market for the Notes.

On March 18, March 23, April 15 and June 11, 1998, we repurchased USD 2 million, USD 10 million, USD 7 million and USD 3 million, in nominal value of the Notes, respectively, at prices of USD 97.25, USD 96.97, USD 97.10 and USD 98.40, respectively, per Note plus accrued interest.

Item 10. Additional Information

Articles of Association (*Stanovy*)

Organization and Register

ČEZ, a.s. is a stock corporation organized in the Czech Republic under the Commercial Code. ČEZ, a.s. is registered in the Commercial Register (*Obchodní rejstřík*) maintained by the local court in Prague, Czech Republic, under the entry number "B1581".

Corporate Governance

Czech stock corporations are governed by three separate bodies: the general meeting of shareholders, the supervisory board and the board of directors. Their roles are defined by Czech law and by our articles of association (*stanovy*), and may be described generally as follows:

- *The General Meeting of Shareholders* approves the amount of the annual dividend, if any, amendments to the Articles of Association, liquidation, capital increases, electing and recalling of Supervising Board members (other than those elected by employees), our financial statements, and certain significant corporate transactions.

- *The Supervisory Board* appoints and removes the members of the board of directors and oversees the management of our company. This differs from the default provisions of the Czech Commercial Code, which state that Members of the Board of Directors are appointed by the general meeting. Czech law permits the Articles of Association to empower the Supervisory Board to appoint the Board of Directors. Although prior approval of the Supervisory Board may be required in connection with certain significant matters, the law prohibits the Supervisory Board from making management decisions.

- *The Board of Directors* manages our business and represents us in dealings with third parties. The board of directors submits regular reports to the Supervisory Board about our operations and business strategies, and prepares special reports upon request. A person may not serve on the Board of Directors and the Supervisory Board of a corporation at the same time.

Several additional corporate governance provisions applicable to ČEZ, a.s. are summarized below.

Objects and Purposes

Our Articles of Association state our scope of business in Article 5. Our object is to pursue, directly or indirectly, business in the fields of the energy industry, in particular in the following lines of business:

- generation, transmission, sale, transit, import and export of electricity;
- generation, distribution, and sale of heat;
- electrical equipment design;
- production and installation of, and repairs to electrical machines and devices;
- automated data processing;
- installation, repair, maintenance of designated electrical equipment;
- reprographic services;
- testing of electrical equipment;
- production of de-mineralized water; analyses of oils, water and coal;
- lease of goods;
- purchase of goods for resale and sale - except for goods listed in the appendices to Act No. 455/1991 Coll. on Trades, and goods excluded thereby;
- installation, repairs, reconstruction and periodic testing of designated pressure equipment;
- installation and repairs of electronic equipment; and
- production of machinery, trading in goods, transport, quality consulting and other related support activities.

The Articles of Association authorize ČEZ, a.s. to take all actions that serve the ends of its objects.

Directors

Under Czech law, our Supervisory Board and Board of Directors members owe a duty of loyalty and care to ČEZ, a.s. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Those who violate their duties may be held jointly and severally liable for any resulting damages.

Under the Articles of Association, the general meeting of the shareholders decides on the Board Directors compensation. Directors may not award compensation to themselves. However, the Board of Directors may decide

on the distribution of director compensation awarded by the general meeting, unless the general meeting has already done so.

See also "Item 6. Directors, Senior Management and Employees" on page 48 for further information about the Supervisory Board and the Board of Directors.

Ordinary Shares

The capital stock of ČEZ, a.s. consists of ordinary shares, nominal value CZK 100, which are issued in registered form. Record holders of ordinary shares are registered in the share register maintained by the Czech Securities Center (*Středisko cenných papírů*).

Some of the significant provisions under Czech law and our Articles of Association relating to ordinary shares may be summarized as follows:

- *Capital Increases*. The share capital may be increased in consideration for contributions in cash or in property, or by establishing authorized capital or conditional capital. Authorized capital provides the Board of Directors with the flexibility to issue new shares for a period up to five years under certain conditions. Conditional capital allows the Board of Directors to issue new shares for a specific purpose. Capital increases require a decision of General meeting of shareholders approved by 2/3 of the votes present at the shareholders' meeting. Our Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

- *Redemption*. The share capital may also be reduced by a decision of the general meeting of shareholders approved by 2/3 of the votes present at the shareholders' meeting.

- *Preemptive Rights*. Our Articles of Association provide that the preemptive right of shareholders to subscribe for any issue of additional shares in proportion to their share holdings in the existing capital may be excluded under certain circumstances.

- *Liquidation*. If ČEZ, a.s. were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

- *No Limitation on Foreign Ownership*. There are no limitations under Czech law or in our Articles of Association on the right of persons who are not citizens or residents of the Czech Republic to hold or vote ordinary shares.

Dividends

Dividends in respect of ordinary shares may be declared once a year at the general meeting of shareholders. The Supervisory Board discusses the financial statements for each fiscal year and recommends the disposition of all unappropriated profits for approval by shareholders at the general meeting of shareholders. Shareholders registered in the share register on the date of the meeting are entitled to receive the dividend, if any. Dividends, if any, are paid to shareholders in proportion to their percentage ownership of the outstanding capital stock.

Our Articles of Association state that we may distribute our profit in the following manner: we must contribute at least 5% of profit to our non-distributable reserve fund until the reserve fund reaches a level of 20% of the amount of our registered capital, into other funds of the Company, dividends, and benefits for members of the Supervisory Board and the Board of Directors.

Voting Rights

Each ordinary share represents one vote. Cumulative voting is not permitted under Czech law. Our Articles of Association provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law or our Articles of Association. Our Articles of Association require that the following matters, among others, be approved by the affirmative vote of 2/3 of the issued shares present at the shareholders' meeting at which the matter is proposed:

- amendments to the Articles of Association;
- capital increases and capital decreases; and
- dissolution.

Czech law requires that, among other things, the limitation or exclusion of preemptive rights of shareholders to subscribe for new shares under certain conditions or to acquire convertible or priority debt shall be approved by a 3/4 majority of votes of all shareholders present at the shareholder's meeting at which the matter is proposed. Furthermore, Czech law requires that, among other things, (i) a change of form and type of shares, (ii) a change of rights related to certain types of shares, (iii) restrictions of the disposability of shares and (iv) cancellation of public tradability shall be approved, in addition to the simple majority of votes of all attending shareholders, also by at least a 3/4 majority of votes of attending shareholders holding the shares to be affected by such change.

General Meetings of Shareholders

The Board of Directors, the Supervisory Board under specific circumstances, or shareholders owning in the aggregate at least 3% of the issued shares may call a meeting of shareholders. There is a 30% minimum quorum of outstanding shares requirement for shareholder meetings. Among other things, the general meeting approves the amount of the annual dividend, if any, amendments to the Articles of Association, and certain significant corporate transactions. Eight members of the Supervisory Board are appointed by the general meeting of shareholders and four members are elected by employees.

In order to be entitled to participate and vote at the general meeting of shareholders, a shareholder must be registered in the share register six days prior to the meeting date. Shareholders may vote by proxy. As a foreign private issuer, ČEZ, a.s. is not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders is similar to the process utilized by publicly held companies incorporated in the United States.

Change in Control

There are no provisions in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of ČEZ, a.s. However, general principles of Czech law may restrict business combinations under certain circumstances.

Disclosure Of Share Holdings

Our Articles of Association do not require shareholders to disclose their share holdings. The Czech Commercial Code, however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation, Czech Securities Commission and Czech Securities Center of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5 %, 10%, 15%, 20%, 25%, 30%, 1/3, 40%, 45%, 50%, 55%, 60%, 2/3, 70%, 75%, 80%, 90% and 95% of the corporation's outstanding voting rights.

Material Contracts

Purchase of REAS and Sale of ČEPS, a s.

At our June 11, 2002 shareholders' meeting, our shareholders approved the sale of 66% of our shares in *ČEPS, a.s.* in exchange for the National Property Fund's shares in the eight REAS. At the same shareholders' meeting, our shareholders also approved the purchase of 1.98% of the outstanding shares of *Západočeská energetika, a.s.* from Česká konsolidační agentura. On March 20, 2003, we received an affirmative opinion from the Czech Anti-monopoly Office approving the sale of the distribution companies to us. On April 1, 2003 the transfer of the shares of the eight distribution companies to us was consummated. Concurrently, we transferred a 51% share in *ČEPS, a. s.* to *OSINEK, a. s.*, a wholly-owned subsidiary of the National Property Fund, and a 15% share in *ČEPS, a. s.* to the Ministry of Labor and Social Affairs.

To procure this transaction we have entered into several contracts with the entities involved, in particular:

- Share Purchase Agreement between the National Property Fund as Seller and ČEZ, a. s. as Purchaser, dated June 28, 2002;

- Share Purchase Agreement between ČEZ, a. s. as Seller and OSINEK, a.s. as Purchaser, dated June 28, 2002;
- Share Purchase Agreement between Česká konsolidační agentura as Seller and ČEZ, a. s. as Purchaser, dated July 22, 2002; and
- Share Purchase Agreement between ČEZ, a. s. as Seller and Ministry of Labor and Social Affairs as Purchaser, dated August 19, 2002.

Pursuant to these contracts we purchased the following stakes in the individual REAS:

- 34.00% in *Jihočeská energetika, a.s.*, and we increased our share in this REAS to 34.01%;
- 33.40% in *Jihomoravská energetika, a.s.*, and we increased our share in this REAS to 35.21%;
- 48.05% in *Severočeská energetika, a.s.*, and we increased our share in this REAS to 51.00%;
- 48.65% in *Severomoravská energetika, a.s.*, and we increased our share in this REAS to 59.08%;
- 49.62% in *Východočeská energetika, a.s.*, and we increased our share in this REAS to 50.07%;
- 50.26% in *Západočeská energetika, a.s.*, and we increased our share in this REAS to 50.26%;
- 58.30% in *Středočeská energetická, a.s.*, and we increased our share in this REAS to 58.30%; and
- 34.00% in *Pražská energetika, a.s.*, and we increased our share in this REAS to 34.00%.

We purchased the REAS for CZK 32.1 billion and we sold 51% of our stake in *ČEPS, a.s.* for CZK 12.1 billion to a wholly-owned subsidiary of the National Property Fund, *OSINEK, a.s.* We sold further 15% in *ČEPS, a.s.* for CZK 3.1 billion to the Ministry of Labor and Social Affairs. We also purchased 1.98% stake in *Západočeská energetika, a.s.* from Česká konsolidační agentura for CZK 0.2 bilion. After netting the price we should pay for the REAS against the price that we should receive for *ČEPS, a.s.*, we are required to pay the National Property Fund approximately CZK 15.2 billion. We have issued four promissory notes for this amount and we will pay the amount in four installments until mid-2006. We paid the first installment in the amount of CZK 1.5 billion on April 1, 2003. In mid-2003 we will pay another CZK 3.85 billion, and other payments will take place gradually until the year 2006. Czech government expressed interest in accelerating the payment schedule. One of the considered options is to pay the whole amount at the end on 2003. In such case, we could use our short-term funds and eventually we would probably seek to obtain long-term financing of the paid amount from financial markets. We do not expect that such adjustment of the payment schedule would significantly influence our business, prospects, financial condition or results of operations.

Originally, the 66% share in *ČEPS, a.s.* was valued by an expert valuator at CZK 15.0 billion. At the request of *OSINEK, a.s.* a new valuation was done and the new expert valuator valued the 66% share in *ČEPS, a.s.* at CZK 15.2 billion. The amounts above reflect this new valuation of *ČEPS, a.s.*

No Other Material Contracts

Apart from the above transactions, in the years 2001 and 2002, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

Exchange Controls

The CZK is a fully convertible currency. We are not required to have any foreign exchange license or other authorization under Act No. 219/1995 Coll. (the "Foreign Exchange Act") for direct or indirect payment of the principal and interest on the Notes or the Guarantees. The Foreign Exchange Act sets forth certain exchange controls, which include both direct and indirect tools. Most importantly, any person (other than licensed banks operating in the Czech Republic) who wants to carry out transactions in foreign exchange values or arrange payments to or from abroad needs a foreign exchange license if such activity is to be carried out as a business activity. Furthermore, certain transactions effected by Czech residents (as well as foreign residents carrying out business activity in the Czech Republic) are subject to a notification duty.

The Foreign Exchange Act has established equal access to foreign exchange for all residents, whether individuals or legal entities and whether or not the exchange is for business purposes. The Foreign Exchange Act no longer requires residents to convert any acquired foreign exchange funds into crowns, and allows all entities (whether residents or non-residents) to open foreign exchange accounts with Czech banks or, subject to a notification duty, with foreign banks.

Currently, the Foreign Exchange Act allows Czech and foreign residents to purchase or sell an unlimited amount of Czech or foreign currency from or to any person for any purpose. Prior to making any payment abroad, banks are authorized to require the production of documents evidencing the purpose of the requested payment.

The Foreign Exchange Act introduced the possibility of a "compulsory deposit," which would impose a duty upon certain entities (which could include the Company) to keep a certain amount of cash in a special account with a Czech bank in the interests of stabilizing the Czech currency. Such moneys include, among others, funds raised by Czech residents through foreign bond issues or loans provided by non-residents. The Czech National Bank, in consultation with the Ministry of Finance, must establish and promulgate in full in the Collection of Laws, an administrative ruling for the compulsory deposit obligation. The Czech National Bank has not issued any such administrative ruling measure.

The Foreign Exchange Act authorizes the government to declare a state of emergency in the foreign exchange economy in the event of an imminent and serious danger to (i) the paying capacity with respect to foreign countries or to (ii) the internal currency balance of the Czech Republic. The government must announce any state of emergency in the foreign exchange economy in the mass media and it may not last for longer than three months from the date of the announcement. In the event of a danger to the paying capacity with respect to foreign countries, it would be prohibited, *inter-alia*, to make any payments from the Czech Republic abroad, including any transfers of funds between banks and their branch offices, except as specifically permitted by the applicable foreign exchange authority. In the event of a danger to the internal currency balance, it would be prohibited, *inter-alia*, to sell domestic securities to non-residents, to open accounts for non-residents in the Czech Republic, to deposit funds into non-residents' accounts or to transfer funds from abroad to the Czech Republic between banks and their branch offices, except as permitted in each of the above cases by the applicable foreign exchange authority.

Taxation General

The information set out below is only a summary description of certain material Dutch, Czech and United States Federal income tax consequences of the purchase, ownership and disposition of the Notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than The Netherlands, the Czech Republic and the United States.

This summary is based on the tax laws of The Netherlands, the Czech Republic and the United States as in effect on the date of this Annual Report, as well as regulations, rulings and decisions of The Netherlands, the Czech Republic and the United States and their respective taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, holders of the Notes should consult their own tax advisors as to the Dutch, Czech, United States or other tax consequences of the purchase, ownership and disposition of the Notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Netherlands Taxation

All payments under the Notes may be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

A holder of a Note will not be subject to Dutch taxation on (deemed) income or capital gains in respect of the holding of a Note, income such holder derives from a Note or a gain such holder realizes on the disposal or redemption of a Note unless: (i) such holder is, or is deemed to be, resident in The Netherlands, or is an individual who has elected to be taxed as a resident of the Netherlands; (ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands; or (iii) such holder is an individual who performs activities in the Netherlands with respect to the Notes that exceed normal asset management; or (iv) such holder is an individual who has, or certain persons related or deemed related to that holder have, directly or indirectly, a substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the issuer of the Notes, or in any company that legally or in fact, directly or indirectly, has the disposition of any part of the proceeds of the Notes; or (v) such holder is not an

individual and has, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the Company, or, in the event that that holder does have such interest, it forms part of the assets of an enterprise; or (vi) such holder is entitled to a share in the profits of, or has an interest in, an enterprise effectively managed in The Netherlands other than by way of the holding of securities or through an employment contract and the Note, the income or the gain is attributable to such enterprise. If a holder of a Note is not a resident or a deemed resident in the Netherlands, but is a resident in another country the following may apply. If a double taxation convention is in effect between the Netherlands and the country in which such holder of a Note is resident, such holder, may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from Netherlands taxes (if any) on (deemed) income or capital gains in respect of the a Note provided such holder is entitled to the benefits of that treaty.

Dutch gift, estate or inheritance taxes will not be levied on the transfer of a Note by way of gift by, or on the death of, a holder unless: (i) such holder is, or is deemed to be, resident in The Netherlands; or (ii) the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or his death, is, or is deemed to be, resident in The Netherlands; or (iii) such holder owns an enterprise or an interest in an enterprise which is carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Note is attributable; or (iv) such holder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of the holding of securities or through an employment contract and the Note is income or the gain are attributable to such enterprise.

There is no Dutch registration tax, capital tax, stamp duty or any other similar tax or duty other than court fees and contributions for the registrations with the Trade Register of the Chamber of Commerce, payable in The Netherlands by a holder of a Note in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of the Notes or the performance of the ČEZ' obligations under the Notes.

There is no Dutch value added tax payable in respect of payments in consideration for the issue of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes.

A holder of a Note will not become resident, or be deemed to be resident, in The Netherlands by reason only of the holding of a Note or the execution, performance, delivery and/or enforcement of the Notes.

The Council of the European Union has on June 3, 2003 adopted a directive regarding the taxation of savings income. Under this directive Member States will be required to provide to the competent authorities of another Member State information (including the identity of the recipient) regarding payments of interest or other similar income if the paying agent (as defined in the directive, this not necessarily the debtor of the debt-claim producing the interest) is resident in that Member State and the individual who is beneficial owner of the interest payment is resident in that other Member State, subject to the right of Belgium, Luxembourg and Austria to opt instead for a withholding system during a transitional period. Under this directive the Member States of the European Union are required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These laws, regulations and administrative provisions will, subject to a number of important conditions being met, have to be applied from January 1, 2005. At least six months before January 1, 2005 the Council of the European Union will decide, by unanimity, whether these conditions have been met.

Czech Republic Taxation

Payments Under the Guarantee to Holders of the Notes. In general, Czech withholding tax is levied at a flat rate of 15% on payments by the Guarantor to holders of the Notes who are not resident in the Czech Republic under the Guarantee that are referable to interest payable on the Notes. Pursuant to the applicable tax treaty between the Czech Republic and the United States, the withholding tax is not levied if the beneficial owner of the interest is resident in the United States, is eligible for the benefits of the tax treaty between the Czech Republic and the United States, and does not have a permanent establishment in the Czech Republic.

Repayment of the principal amount of the Notes by the Guarantor under the Guarantees to holders of the Notes not resident in the Czech Republic is, to the extent that such payment exceeds the issue price of the Notes, subject to 15% withholding tax. Pursuant to the applicable tax treaty between the Czech Republic and the United States, the withholding tax is not levied if the beneficial owner of the principal amount is resident in the United States, is

eligible for the benefits of the tax treaty between the Czech Republic and the United States and does not have a permanent establishment in the Czech Republic.

In general, Czech withholding tax is levied at a flat rate of 15% on interest payments of CEZ to CEZ Finance B.V. to enable CEZ Finance B.V. make payments of interest in respect of the Notes (payment of principle is not subject to withholding tax). Pursuant to the applicable tax treaty between the Czech Republic and the Netherlands, the withholding tax is not levied if CEZ Finance B.V. qualifies as the beneficial owner of the interest, is eligible for the benefits of the tax treaty between the Czech Republic and the Netherlands and does not have a permanent establishment in the Czech Republic.

United States Federal Income Taxation

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and retirement of Notes by a holder thereof. This summary only applies to Notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations or dealers or traders in securities or currencies, or to holders that will hold a Note as part of a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for U.S. federal income tax purposes or that have a "functional currency" other than the U.S. dollar. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership or retirement of Notes and does not address the U.S. federal income tax treatment of holders that do not acquire Notes as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of Notes.

This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes who for U.S. federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation or a partnership organized in or under the laws of the United States or any State thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. A "Non-U.S. Holder" is a beneficial owner of Notes other than a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partnership or partner should consult its own tax advisor as to its consequences.

Interest

Interest paid on a Note or under the ČEZ guarantee thereof (including the amount of any Dutch or Czech withholding tax thereon and any Additional Amounts) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting. In addition, interest on the Notes will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income," while interest paid under the Guarantee would constitute "high withholding tax interest" payments if such interest is subject to withholding tax at a rate of 5% or more.

Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," payments of interest on a Note to a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale, Exchange or Retirement

Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than accrued but unpaid interest which will be taxable as such) and the U.S. Holder's adjusted tax basis in such Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of such Note to the Holder. Such gain or loss generally will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such Note exceeds one year (other than, with respect to taxable years of a U.S. Holder that begin after the year 2002, certain dividends). Any gain or loss realized on the sale, exchange or retirement of a Note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," any gain realized by a Non-U.S. Holder upon the sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement and certain other conditions are met.

U.S. Backup Withholding Tax and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain non-corporate holders of Notes that are United States persons. Information reporting generally will apply to payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation made within the United States to a holder of an obligation (other than an "exempt recipient", including a corporation and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States on a Note to a holder of a Note that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of principal and interest to a holder of a Note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 30% for the year 2002 and 28% for years 2003 through 2010.

In the case of such payments made within the United States to a "foreign simple trust," a "foreign grantor trust" or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF NOTES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

Payment of Additional Amounts

ČEZ is required to make all payments in respect of the Notes and the Guarantor is required to make all payments in respect of the Guarantees, free and clear of, and without withholding or deduction for any present or future taxes, duties or fines (or interest thereon) imposed by The Netherlands, the Czech Republic or any political subdivision thereof (collectively, "Tax" or "Taxes"), unless such withholding or deduction is required by law. In such event CEZ Finance B.V. or ČEZ is required to pay such additional amounts ("Additional Amounts") as may be necessary

to ensure that the amounts received by the holders of the Notes after such withholding or deduction shall equal the amounts of principal, interest and premium, if any, which would have been receivable in respect of the Notes in the absence of such withholding or deduction.

No such Additional Amounts shall be payable, however, in respect of any Note or Guarantee (i) in the case of payments for which presentation of such Note is required, presented for payment more than 30 days after the later of (a) the date on which such payment first became due and (b) if the full amount payable has not been received in the Place of Payment by the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder of the Notes would have been entitled to such Additional Amounts on presenting such note for payment on the last day of such period of 30 days, (ii) held by or on behalf of a holder of the Notes who is liable for Taxes in respect of such Notes by reason of having some present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, trust a partnership or a corporation) and The Netherlands or the Czech Republic including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, other than the mere holding of such notes or the receipt of amounts in respect thereof, (iii) as a result of any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax, (iv) as a result of any Tax which is payable otherwise than by withholding from payments on or in respect of any Note, or (v) as a result of any Tax which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of The Netherlands or the Czech Republic or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such Tax and requested by the Company or CEZ Finance B.V.; nor shall Additional Amounts be paid with respect to any payment on a Note to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required to be included in the income, for tax purposes, of a beneficiary or settler with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

Documents on Display

ČEZ, a.s. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk identification and analyses

In the ordinary course of business, we are exposed to foreign currency risks, interest rate risk, commodity price risks, and counterparty (or repayment) risk. These risks create volatility in equity, earnings and cash flow from period to period. We make use of derivative instruments in order to manage currency risk and interest rate risk. We generally utilize established and widely used foreign exchange and interest rate derivatives.

As part of our risk management system, we utilize instruments such as interest rate swaps, cross currency swaps and foreign exchange forwards and options, seeking to reduce our risk exposure by entering into offsetting market positions.

Foreign Exchange Rate Risk Management

Due to international nature of our certain business activities, we are exposed to foreign exchange risk related to sales, purchases, financial assets and liabilities denominated in currencies other than CZK. According to our foreign

exchange policy guidelines, we hedge material foreign exchange transaction exposure. This exposure is mainly hedged with derivative financial instruments such as forwards, swaps and options. However, we elected not to treat the derivatives as hedging instruments in the financial statements. Financial instruments that are used to hedge foreign exchange risk have maximum maturity till year 2007.

The following diagram shows a break-down by currency of our underlying foreign exchange transaction exposure at December 31,2002:



We use the Value at Risk (or VaR), methodology to assess the foreign exchange risk related to the treasury management exposure. The VaR figure represents the potential losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data.

The VaR figures for the whole portfolio including loans and derivatives in a one-year horizon and 95 % confidence interval are shown in Table 1, below.

Table 1 Transaction foreign exchange position Value at Risk

Value at Risk (VaR)	2001	2002
	(in million of CZK)	
At December 31	1,689	1,612
Average for the year	2,315	1,538
Range for the year	1,689 – 2,710	1,316 –1,788

Interest Rate Risk Management

Several financial assets and liabilities in our balance sheet, as well as the derivatives, bear fixed interest rates and are therefore subject to changes in fair value resulting from changes in market interest rates. We also face a similar risk with regard to balance sheet items bearing floating interest rates, as changes in the interest rates will affect our cash flows. We seek to maintain a desired mix of floating-rate and fixed-rate debt in its overall debt portfolio. We use interest rate swaps, cross currency interest rate swaps and interest rate options to allow us to diversify our sources of funding and to reduce the impact of interest rate volatility on our financial condition.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows in corresponding year and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Fair values are calculated as at December 31, 2002. The information is presented in CZK, which is our reporting currency.

Table 2 Variable to variable derivatives

Outstanding notional amounts

Derivatives	**2003**	**2004**	**2005**	**2006**	**2007**	**Fair Value**
	(in million of CZK, except percentages)					
Variable to Variable (USD 12M Libor / USD 6M Libor)						
Notional Amounts	652	539	425	312	199	(13)
Average Pay Rate	12M Libor*	12M Libor*	12M Libor*	12M Libor*	12M Libor*	
Average Receive Rate	6M Libor	6M Libor	6M Libor	6M Libor	6M Libor	
Variable to Variable (USD 12M Libor / USD 6M Libor)						
Notional Amounts	754	754	754	754	754	(15)
Average Pay Rate	12M Libor**	12M Libor**	12M Libor**	12M Libor**	12M Libor**	
Average Receive Rate	6M Libor	6M Libor	6M Libor	6M Libor	6M Libor	
Variable to Variable (CZK Pribor / EUR Euribor)						
Notional Amounts	7,011	6,451	6,451	6,451	-	(63)
Average Pay Rate	6M Pribor +0.64%	6M Pribor +0.65%	6M Pribor +0.65%	6M Pribor +0.65%	-	
Average Receive Rate	6M Euribor -3.27%	6M Euribor -3.59%	6M Euribor -3.59%	6M Euribor -3.59%	-	
Variable to Variable (CZK Pribor / USD Libor)						
Notional Amounts	3,336	2,658	1,980	1,302	623	(485)
Average Pay Rate	6M Pribor -0.11%	6M Pribor -0.10%	6M Pribor -0.24%	6M Pribor -0.21%	6M Pribor -0.10%	
Average Receive Rate	6M Libor +0,3%	6M Libor +0,3%	6M Libor +0,3%	6M Libor +0,3%	6M Libor +0,3%	

* If interest rate is in interval from 4.92% to 4.97%, we pay 4.92%
** If interest rate is in interval from 4.83% to 6.9%, we pay 4.83%

Table 3 Fixed to variable derivatives

Outstanding notional amounts

Derivatives	**2003**	**2004**	**2005**	**2006**	**2007**	**Fair Value**
	(in million of CZK, except percentages)					
Fixed to Variable (EUR Euribor)						
Notional Amounts	1,580	1,580	1,580	1,580	-	23
Average Pay Rate	6M Euribor*	6M Euribor*	6M Euribor*	6M Euribor*	-	
Average Receive Rate	7.25%	7.25%	7.25%	7.25%	-	
Fixed to Variable (EUR Libor)						
Notional Amounts	5,365	5,365	5,365	5,365	5,365	1,107
Average Pay Rate	6M Libor +0,35%	6M Libor +0,35%	6M Libor +0,35%	6M Libor +0,35%	6M Libor +0,35%	
Average Receive Rate	7.125%	7.125%	7.125%	7.125%	7.125%	
Fixed to Variable (EUR Euribor)						
Notional Amounts	8,008	7,641	7,275	6,909	183	(907)
Average Pay Rate	6M Euribor -3.18%	6M Euribor -3.16%	6M Euribor -3.13%	6M Euribor -3.10%	6M Euribor -3.71%	
Average Receive Rate	0%	0%	0%	0%	0%	

Fixed to Variable (CZK Pribor)

Notional Amounts	2,296	2,296	2,296	2,296	2,296	(339)
Average Pay Rate	5.575%	5.575%	5.575%	5.575%	5.575%	
Average Receive Rate	6M Pribor +1.25%	6M Pribor +1.25%	6M Pribor +1.25%	6M Pribor +1.25%	6M Pribor +1.25%	

Fixed to Variable (CZK Pribor)

Notional Amounts	1,000	1,000	1,000	1,000	-	194
Average Pay Rate	Pribor +1,69%	Pribor +1,69%	Pribor +1,69%	Pribor +1,69%	-	
Average Receive Rate	9.22%	9.22%	9.22%	9.22%	-	

* If interest rate is lower than 7.25%, we pay 6.665%.

Table 4   Variable to fixed derivatives

Outstanding notional amounts

Derivatives	**2003**	**2004**	**2005**	**2006**	**2007**	**Fair Value**
	(in million of CZK, except percentages)					

Variable to Fixed (EUR Libor)

Notional Amounts	5,163	5,163	5,163	5,163	5,163	(378)
Average Pay Rate	5.575%	5.575%	5.575%	5.575%	5.575%	
Average Receive Rate	6M Libor +0.35%	6M Libor +0.35%	6M Libor +0.35%	6M Libor +0.35%	6M Libor +0.35%	

Remaining derivatives with their fair value of minus 1,191 million CZK as at December 31, 2002 represent fix to fix currency swaps, which are not subject to significant interest rate risk.

Table 5   Debt obligations denominated in USD

Expected Maturity Date

Obligations	**2003**	**2004**	**2005**	**2006**	**2007**	**Thereafter**	**Total**	**Fair Value**
	(in million of CZK, except percentages)							

Fixed rate debt denominated in USD

Yankee bonds due 2007 at 7.125%	-	-	-	-	5,365	-	-	5,956
Long-term debt	128	128	128	128	128	763	1,403	1,621
Weighted average interest rate, related to long-tem debt	7.1%	7.1%	7.1%	7.1%	7.1%	7.1%		

Variable rate debt denominated in USD

Long-term debt	1,340	1,340	1,528	1,528	2,231	404	8,371	8,371
Weighted average interest rate	Libor +0,37%	Libor +0,37%	Libor +0,39%	Libor +0,39%	Libor +0,43%	Libor +0,38%		

Table 6 Debt obligations denominated in EUR

Expected Maturity Date

Obligations	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in million of CZK, except percentages)							
Fixed rate debt denominated in EUR								
Euro bonds due 2006 at 7.25%	-	-	-	6,320	-	-	6,320	6,712
Long-term debt	352	281	197	160	109	654	1,753	1,852
Weighted average interest rate, related to long-tem debt	6.4%	6.3%	5.9%	5.6%	5.6%	5.6%		
Variable rate debt denominated in EUR								
Long-term debt	841	181	131	81	39	-	1,273	1,273
Weighted average interest rate	Euribor +0,44%	Euribor +0,23%	Euribor +0,21%	Euribor +0,16%	Euribor +0,16%	-		

Table 7 Debt obligations denominated in CZK

Expected Maturity Date

Obligations	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in million of CZK, except percentages)							
Fixed rate debt denominated in CZK								
5th issue due 2006 at 11,0625%	-	-	-	3,000	-	-	3,000	3,144
6th issue of zerocoupon bonds due 2009	-	-	-	-	-	4,500	4,500	3,367
7th issue due 2014 at 9,22%, since 2006 variable rate CPI + 4,2%	-	-	-	-	-	2,500	2,500	2,959
8th issue due 2004 at 8,75%	-	3,000	-	-	-	-	3,000	3,251
Long-term debt	64	-	-	-	-	-	64	63
Weighted average interest rate, related to long-tem debt	8.0%	-	-	-	-	-		
Variable rate debt denominated in CZK								
Long-term debt	1,511	265	265	265	265	1,587	4,158	4,158
Weighted average interest rate	Pribor +0,4%	Pribor -0,06%	Pribor -0,06%	Pribor -0,06%	Pribor -0,06%	Pribor -0,06%		

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) within 90 days of the date of this Annual Report, have concluded that, as of the date of such evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported on a timely basis.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for the fiscal year ended December 31, 2002 and the related information pursuant to Item 18.

Item 18. Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F:

Report of independent auditors	F-1
Consolidated balance sheets as of December 31, 2002 and 2001	F-3
Consolidated statements of income for the years ended December 31, 2002, 2001, and 2000	F-4
Consolidated statements of shareholders' equity for the years ended December 31, 2002, 2001, and 2000	F-5
Consolidated statements of cash flows for the years ended December 31, 2002, 2001, and 2000	F-6
Notes to consolidated financial statements as of December 31, 2002.	F-8

Item 19. Exhibits

1.   Articles of Association (*Stanovy*) of ČEZ, a. s.

4.1   Share Purchase Agreement between Fond národního majetku České republiky as Seller and ČEZ, a. s. as Purchaser, dated June 28, 2002

4.2   Share Purchase Agreement between ČEZ, a. s. as Seller and OSINEK, a.s. as Purchaser, dated June 28, 2002

4.3   Share Purchase Agreement between Česká konsolidační agentura as Seller and ČEZ, a. s. as Purchaser, dated July 22, 2002

4.4   Share Purchase Agreement between ČEZ, a. s. as Seller and Czech Republic – Ministry of Labor and Social Affairs as Purchaser, dated August 19, 2002

8.   List of Subsidiaries

10(a).1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[1]

_____

(1) This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and the Supervisory Board of ČEZ, a. s.:

We have audited the accompanying consolidated balance sheet of ČEZ, a. s. (a Czech joint-stock company, "the Company") and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations and whose report dated March 12, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ČEZ, a. s., and subsidiaries as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with International Financial Reporting Standards, as published by the International Accounting Standards Board.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with International Financial Reporting Standards, as published by the International Accounting Standards Board but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and shareholders' equity to accounting principles generally accepted in the United States are set forth in Note 26.

Ernst & Young ČR, s.r.o.

Prague, Czech Republic
February 24, 2003 (except with respect
to certain matters discussed in Note 1, 21 and 24,
as to which the date is June 17, 2003)

The audit report set forth below is a copy of the original audit report dated March 12, 2002 rendered by Arthur Andersen that was included in Annual Report on Form 20-F for 2001 and has not been reissued by Arthur Andersen since that date. We are including this copy of the prior year report of independent public accountant, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Supervisory Board of ČEZ, a. s.:

We have audited the accompanying consolidated balance sheets of ČEZ, a. s. (a Czech joint-stock company, "the Company") and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ČEZ, a. s., and subsidiaries as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with International Financial Reporting Standards, as published by the International Accounting Standards Board. Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with International Financial Reporting Standards, as published by the International Accounting Standards Board but do not conform with accounting principles in the United States. A description of these differences and a reconciliation, as restated, of consolidated net income and shareholders' equity to accounting principles generally accepted in the United States are set forth in Note 22.

As discussed in Note 2.3 to the consolidated financial statements, in 2001 the Company adopted International Accounting Standard IAS 39, Financial Instruments: Recognition and Measurement.

Arthur Andersen Česká republika, k.s.

Prague, Czech Republic
March 12, 2002

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 and 2001
(The accompanying notes are an integral part of these consolidated financial statements)

CZK in Millions

	2002	2001
Assets		
Property, plant and equipment:		
Plant in service	242,338	180,252
Less accumulated provision for depreciation	103,355	92,614
Net plant in service (Note 3)	138,983	87,638
Nuclear fuel, at amortized cost	7,931	5,967
Construction work in progress (Note 23)	56,513	111,929
Total property, plant and equipment	203,427	205,534
Investment in associate (Note 2.2)	5,880	5,518
Investments and other financial assets, net (Note 4)	5,631	5,195
Intangible assets, net (Note 5)	1,174	1,144
Total non-current assets	216,112	217,391
Current assets:		
Cash and cash equivalents (Note 6)	4,225	2,280
Receivables, net (Note 7)	4,117	3,933
Income tax receivable	1,994	-
Materials and supplies, net	2,464	2,489
Fossil fuel stocks	618	657
Other current assets (Note 8)	1,935	2,277
Total current assets	15,353	11,636
Total assets	231,465	229,027
Shareholders' equity and liabilities		
Shareholders' equity:		
Stated capital	59,041	59,050
Retained earnings	84,634	77,676
Total shareholders' equity (Note 9)	143,675	136,726
Long-term liabilities:		
Long-term debt, net of current portion (Note 10)	35,729	43,081
Accumulated provision for nuclear decommissioning and fuel storage (Note 12)	23,866	21,396
Total long-term liabilities	59,595	64,477
Deferred income taxes, net (Note 16)	12,541	9,870
Current liabilities:		
Short-term loans (Note 13)	-	514
Current portion of long-term debt (Note 10)	4,235	5,126
Trade and other payables (Note 14)	8,934	8,651
Income taxes payable	256	953
Accrued liabilities (Note 15)	2,229	2,710
Total current liabilities	15,654	17,954
Commitments and contingencies (Note 23)		
Total shareholders' equity and liabilities	231,465	229,027

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

(The accompanying notes are an integral part of these consolidated financial statements)

CZK in Millions

	2002	2001	2000
Revenues:			
Sales of electricity	52,938	53,300	49,675
Heat sales and other revenues	2,640	2,755	2,756
Total revenues	55,578	56,055	52,431
Operating expenses:			
Fuel	12,894	13,220	12,800
Purchased power and related services	7,328	6,389	5,436
Repairs and maintenance	3,847	3,476	3,316
Depreciation and amortization	11,721	9,366	9,377
Salaries and wages	3,854	3,946	3,793
Materials and supplies	1,838	1,851	1,954
Other operating expenses (income), net (Note 17)	2,842	3,129	3,127
Total expenses	44,324	41,377	39,803
Income before other expense (income) and income taxes	11,254	14,678	12,628
Other expense (income):			
Interest on debt, net of capitalized interest (Note 2.8)	582	796	1,015
Interest on nuclear provisions (Note 2.21 and 12)	1,532	1,463	1,265
Interest income	(149)	(177)	(188)
Foreign exchange rate losses (gains), net	(3,340)	(2,110)	216
Other expenses, net (Note 18)	1,330	1,774	38
Income from associate (Note 2.2)	(497)	(360)	(319)
Income before income taxes	11,796	13,292	10,601
Income taxes (Note 16)	3,375	4,169	3,364
Net income	8,421	9,123	7,237
Net income per share (CZK per share) (Note 22)			
Basic	14.3	15.4	12.2
Diluted	14.2	15.4	12.2
Average number of shares outstanding (000s) (Notes 9 and 22)			
Basic	590,363	591,926	592,088
Diluted	592,150	592,088	592,088

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
(The accompanying notes are an integral part of these consolidated financial statements)

CZK in Millions

	Number of Shares (in thousands)	Stated Capital	Retained Earnings	Total Equity
December 31, 1999	592,088	59,209	62,996	122,205
Net income	-	-	7,237	7,237
December 31, 2000, as previously reported	592,088	59,209	70,233	129,442
Effect of adopting IAS 39 (Note 2.3)	-	-	(496)	(496)
January 1, 2001, as restated	592,088	59,209	69,737	128,946
Net income	-	-	9,123	9,123
Acquisition of treasury shares	(1,950)	(159)	-	(159)
Dividends declared	-	-	(1,184)	(1,184)
December 31, 2001	590,138	59,050	77,676	136,726
Non-cash capital contribution	123	12	-	12
Net income	-	-	8,421	8,421
Acquisition of treasury shares	(1,950)	(181)	-	(181)
Sale of treasury shares	1,965	160	17	177
Dividends declared	-	-	(1,480)	(1,480)
December 31, 2002	590,276	59,041	84,634	143,675

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
(The accompanying notes are an integral part of these consolidated financial statements)

CZK in Millions

	2002	2001	2000
Operating activities:			
Income before income taxes	11,796	13,292	10,601
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation, amortization and asset write-offs	11,735	9,429	9,406
Amortization of nuclear fuel	2,071	1,644	1,630
(Gain)/loss on fixed asset retirements	(363)	50	23
Foreign exchange rate loss (gain)	(3,340)	(2,110)	216
Interest expense, interest income and dividend income, net	356	555	785
Provision for nuclear decommissioning and fuel storage	641	387	398
Provisions for doubtful accounts, environmental claims and other adjustments	(53)	217	92
Income from associate	(497)	(360)	(319)
Changes in assets and liabilities:			
Receivables	(211)	(1,034)	(520)
Materials and supplies	38	48	(246)
Fossil fuel stocks	39	56	85
Other current assets	340	(387)	(70)
Trade and other payables	264	1,809	550
Accrued liabilities	(363)	421	(260)
Cash generated from operations	22,453	24,017	22,371
Income taxes paid	(3,395)	(1,820)	26
Interest paid, net of capitalized interest	(434)	(744)	(1,072)
Interest received	149	178	189
Dividends received	210	131	160
Net cash provided by operating activities	18,983	21,762	21,674
Investing activities:			
Additions to property, plant and equipment and other non-current assets, including capitalized interest (Note 2.8)	(10,330)	(15,318)	(21,621)
Proceeds from sales of fixed assets	1,007	163	313
Change in decommissioning and other restricted funds	(594)	(788)	(297)
Total cash used in investing activities	(9,917)	(15,943)	(21,605)

<continued on the next page>

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
(The accompanying notes are an integral part of these consolidated financial statements)

<continued from the previous page>

	2002	2001	2000
Financing activities:			
Proceeds from borrowings	8,446	6,737	12,797
Payments of borrowings	(13,864)	(11,776)	(14,287)
Dividends paid	(1,480)	(1,174)	-
Acquisition / sale of treasury shares	(4)	(159)	-
Total cash used in financing activities	(6,902)	(6,372)	(1,490)
Net effect of currency translation in cash	(219)	(89)	(14)
Net increase (decrease) in cash and cash equivalents	1,945	(642)	(1,435)
Cash and cash equivalents at beginning of period	2,280	2,922	4,357
Cash and cash equivalents at end of period	4,225	2,280	2,922

Supplementary cash flow information

Total cash paid for interest	2,562	3,527	4,402

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

1.   The Company

ČEZ, a. s. ("ČEZ" or "the Company") is a Czech Republic joint-stock company, owned 67.6% at December 31, 2002 by the Czech Republic National Property Fund . The remaining shares of the Company are publicly held. The address of the Company's registered office is Duhová 2/1444, Praha 4, 140 53, Czech Republic. The average number of employees of the Company and its consolidated subsidiaries was 7,806 and 8,532 for the year 2002 and 2001, respectively.

ČEZ is an electricity generation and transmission company, which produced approximately 70% of the electricity and a minor portion of the district heating in the Czech Republic in 2002. The Company sells a substantial portion of its electricity to eight distribution companies ("REAS") in the Czech Republic (see Note 19). The Company operates ten fossil fuel plants, thirteen hydroelectric plants and two nuclear plants. One unit of the Temelín nuclear plant is still under construction.

In November 2000 the Czech Parliament passed The Act on Conditions of Business Activity and State Administration in the Energy Industries and on State Power Inspection (the "Energy Law") which replaced the previous Energy Law effective from January 1, 1995. The Energy Law provides the conditions for business activities, performance of public administration and regulation in the energy sectors, including electricity, gas and heat, as well as the rights of and obligations of individuals and legal entities related thereto. The business activities in the energy sectors in the Czech Republic may only be pursued by individuals or legal entities upon the basis of government authorization in the form of licenses granted by the Energy Regulatory Office.

Responsibility for public administration in the energy sectors is exercised by the Ministry of Industry and Trade (the "Ministry"), the Energy Regulatory Office and the State Energy Inspection Board.

The Ministry, as the central public administration body for the energy sector, issues state approval to construct new energy facilities in accordance with specified conditions, develops the energy policy of the state and ensures fulfillment of obligations resulting from international agreements and treaties binding on the Czech Republic or obligations resulting from membership in international organizations.

The Energy Regulatory Office was established as the administrative office to exercise regulation in the energy sector of the Czech Republic, to support economic competition and to protect consumers' interests in sectors where competition is not possible. The Energy Regulatory Office decides on the granting of a license, imposition of the supply obligation beyond the scope of the license, imposition of the obligation to let another license holder use energy facilities in cases of emergency to exercise the supply obligation beyond the scope of the license and price regulation based on special legal regulations.

The State Energy Inspection Board is the inspection body supervising the activities in the energy sector.

Third-party access is being introduced gradually between 2002 and, at the latest, 2006 at which time electricity customers will be able to purchase electricity from any distributor, eligible generator, or trader.

On March 11, 2002 the Government decided to sell its shares in the eight REAS, which are held by the National Property Fund and Czech Consolidation Agency, to ČEZ and to purchase from ČEZ a 66% share in its transmission subsidiary ČEPS. The purchase would be made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs. The transactions were approved at the shareholder's meeting of ČEZ, which was held on June 11, 2002 (see Note 21).

On March 18, 2003 The Economic Competition Protection Authority approved the transaction and on April 1, 2003 the transaction was registered at The Czech Securities Commission.

According to the signed contracts the total purchase price of the shares in REAS will be 32,140 million CZK and the total selling price of ČEPS amounts to 15,039 million CZK. The selling price of ČEPS can be adjusted based on the value determined by an independent valuator.

Through this transaction ČEZ acquired a majority share in five REAS, and a minority share in three REAS. However, the Economic Competition Protection Authority has ruled that ČEZ should sell its shares in one of the REAS in which it will hold a majority share and in three of the REAS in which it will hold a minority share. The Economic Competition Protection Authority has also decided that ČEZ should sell its remaining equity share in ČEPS.

2. Summary of Significant Accounting Policies

2.1. Basis of Accounting

The Company is required to maintain its books and records in accordance with accounting principles and practices mandated by the Czech Law on Accounting. The accompanying consolidated financial statements reflect certain adjustments and reclassifications not recorded in the accounting records of the Company in order to conform the Czech statutory balances to financial statements prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. The adjustments are summarized in Note 25.

2.2. Financial Statements

The accompanying consolidated financial statements of ČEZ are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the IASC that remain in effect. They are prepared under the historical cost convention, except when IFRS requires that certain financial assets and liabilities be stated at fair value (see Note 2.18).

The financial statements include the accounts of ČEZ, a. s., its wholly owned subsidiary, CEZ Finance B.V, incorporated under the law of The Netherlands and its wholly owned transmission subsidiary, ČEPS, a. s. (see Notes 20 and 28), incorporated under the law of the Czech Republic. All significant intercompany transactions and accounts have been eliminated in consolidation. The Company has an ownership interest of 37.21% in Severočeské doly, a.s. (see Note 19), which is accounted for using the equity method.

Other investments are excluded from the consolidation because the impact on the consolidated financial statements would not be significant. These investments are included in non-current assets and are stated at cost net of provision for diminution in value (see Note 4).

The financial statements were approved for issue by David Svojitka, Chief Financial Officer of ČEZ, on February 24, 2003.

2.3. Change in Accounting Principle

In 2001 the Company adopted International Accounting Standard IAS 39, Financial Instruments: Recognition and Measurement. Following the introduction of IAS 39, available-for-sale investments are carried at fair value and all derivative financial instruments are recognized as assets or liabilities. The opening balance of retained earnings at January 1, 2001 was adjusted. In accordance with IAS 39, the comparative figures for the years prior 2001 have not been restated.

Certain prior year financial statement items have been reclassified to conform to the current year presentation.

2.4. Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the company, the measurement currency of the Company has been determined to be the Czech crown (CZK).

2.5. Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.6. Revenues

The Company recognizes revenue from supplies of electricity and related services based on contract terms. Any differences between contracted amounts and actual supplies are estimated from meter readings and settled through the market operator.

Approximately 72% of the Company's total electricity sales, and 88% of domestic sales, are to the eight REAS (see Note 1).

2.7. Fuel Costs

Fuel costs are expensed as fuel is consumed. Fuel expense includes the amortization of the cost of nuclear fuel. Amortization of nuclear fuel charged to fuel expense was 2,071 million CZK, 1,644 million CZK and 1,630 million CZK for the years ended December 31, 2002, 2001 and 2000, respectively. The amortization of nuclear fuel includes charges in respect of additions to the accumulated provision for interim storage of spent nuclear fuel (see Note 12). Such charges amounted to 82 million CZK, 107 million CZK and 97 million CZK in 2002, 2001 and 2000, respectively.

2.8. Interest

The Company capitalizes all interest costs incurred in connection with its construction program that theoretically could have been avoided if expenditures for the assets had not been made. Such capitalized interest costs amounted to 2,128 million CZK, 2,783 million CZK and 3,330 million CZK, which was equivalent to an interest capitalization rate of 7.5%, 7.5% and 8.0% in 2002, 2001 and 2000, respectively.

2.9. Property, Plant and Equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation. Cost of plant in service includes materials, labor, payroll-related costs and the cost of debt financing used during construction. The cost also includes the estimated cost of dismantling and removing the asset and restoring the site, to the extent that it is recognized as a provision under IAS 37, Provisions, Contingent Liabilities and Contingent Assets. In case that during the construction of an asset the constructed asset produces products or services, which are sold, the revenues from such sales are deducted from the original cost of that asset. Government grants received for construction of certain environmental installations decrease the acquisition cost of the respective items of property, plant and equipment.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and improvements are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

The Company periodically reviews the recoverable amounts of its property, plant and equipment to determine whether such amounts continue to exceed the assets' carrying values.

<u>Depreciation</u>

The Company depreciates the original cost of property, plant and equipment by using the straight-line method over the estimated economic lives. The depreciable lives used for property, plant and equipment are as follows:

	Lives
Buildings and structures	25 - 50
Machinery and equipment	4 - 25
Vehicles	4 - 20
Furniture and fixtures	8

Average depreciable lives based on the functional use of property are as follows:

	Average Life
Hydro plants	
Buildings and structures	44
Machinery and equipment	16
Fossil fuel plants	
Buildings and structures	32
Machinery and equipment	14
Nuclear power plant	
Buildings and structures	32
Machinery and equipment	17
Transmission lines	30
Transformer stations	12

Depreciation of plant in service was 11,375 million CZK, 9,127 million CZK and 9,141 million CZK for the years ended December 31, 2002, 2001 and 2000, which was equivalent to a composite depreciation rate of 5.6%, 5.3% and 5.4%, respectively.

2.10. Nuclear Fuel

Nuclear fuel is stated at original cost, net of accumulated amortization. Amortization of fuel in the reactor is based on the amount of power generated.

Nuclear fuel includes capitalized costs of provisions (see Note 2.21). Such capitalized costs at net book value amounted to 217 million CZK at December 31, 2002.

2.11. Intangible Assets, Net

Intangible assets consist mainly of software and are valued at their acquisition cost and related expenses. Intangible assets are amortized over their useful life using the straight-line method. The estimated useful life of intangible assets ranges from 4 to 15 years.

2.12. Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

All purchases and sales of investments are recognized on the settlement date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date. Equity securities classified as available-for-sale and trading investments that do not have a quoted market price in an active market are measured at cost (see Note 4). The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in other expense (income).

Held-to-maturity investments are carried at amortized cost using the effective interest rate method.

2.13. Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, current accounts with banks and short-term bank notes with a maturity of three months or less (see Note 6). Foreign currency deposits are translated at December 31, 2002 and 2001 exchange rates, respectively.

2.14. Cash Restricted in Its Use

Restricted balances of cash shown under other non-current financial assets as restricted funds (see Note 4) relate to deposits for ash storage reclamation, funding of nuclear decommissioning liabilities and cash guarantees given to swap transaction partners. The non-current classification is based on the expected timing of the release of the funds to the Company.

2.15. Receivables, Payables and Accruals

Receivables are stated at the fair value of the consideration given and are carried at original invoice amount less allowance for uncollectable amounts. At December 31, 2002 and 2001 the allowance for uncollectable receivables amounted to 728 million CZK and 715 million CZK, respectively.

Payables are recorded at invoiced values and accruals are reported at expected settlement values.

2.16. Materials and Supplies

Materials and supplies are principally composed of power plant maintenance materials and spare parts. Cost is determined by using weighted average cost, which approximates actual cost. These materials are recorded in inventory when purchased and then expensed or capitalized to plant, as appropriate, when used. The Company records a provision for obsolete inventory as such items are identified.

2.17. Fossil Fuel Stocks

Fossil fuel stocks are stated at weighted average cost, which approximates actual cost.

2.18. Derivative Financial Instruments

Derivative financial instruments that are not designated as effective hedging instruments are classified as held-for-trading and carried at fair value under other current assets and trade and other payables, with changes in fair value included in other expense (income).

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative ; and

- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

2.19. Income Taxes

The provision for corporate tax is calculated in accordance with Czech tax regulations and is based on the income or loss reported under Czech accounting regulations, adjusted for appropriate permanent and temporary differences from Czech taxable income. In the Czech Republic, income taxes are calculated on an individual company basis as the tax laws do not permit consolidated tax returns. Current income taxes are provided at a rate of 31% for each of the years ended December 31, 2002, 2001 and 2000, after adjustments for certain items which are not deductible, or taxable, for taxation purposes.

Certain items of income and expense are recognized in different periods for tax and financial accounting purposes. Deferred income taxes are provided on temporary differences between financial statement and taxable income at the subsequent year's tax rate using the liability method. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Income tax rates are published the year preceding their effectiveness and for 2003 the rate will be 31% (see Note 16).

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse. Deferred tax assets and liabilities are not discounted. Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. A deferred tax liability is recognized for all taxable temporary differences, except goodwill for which amortization is not deductible for tax purposes.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2.20. Long-term Debt

Borrowings are initially recognized at the amount of the proceeds received, net of transaction costs. They are subsequently carried at amortized cost using the effective interest rate method, the difference between net proceeds and redemption value being recognized in the net income over the life of the borrowings as interest expense.

Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges.

2.21. Nuclear Provisions

ČEZ has recognized provisions for its obligations to decommission its nuclear power plants at the end of their operating lives, to store the related spent nuclear fuel initially on an interim basis and provision for its obligation to provide financing for subsequent permanent storage of spent fuel and irradiated parts of reactors.

The provisions recognized represent the best estimate of the expenditures required to settle the present obligation at the current balance sheet date. Such cost estimates, expressed at current price levels, are discounted using a long-term real rate of interest of 2.5% per annum to take into account the timing of payments. The initial discounted cost amounts are capitalized as part of property, plant and equipment and are depreciated over the lives of the nuclear plants. Each year, the provisions are increased to reflect the accretion of discount and to accrue an estimate for the effects of inflation, with the charges being recognized as a component of interest expense. The estimate for the effect of inflation is approximately 4.5%, which is based on the current rate of interest on long-term Czech government bonds of approximately 7% and the estimated 2.5% real rate of interest.

The decommissioning process is expected to continue for approximately a sixty-year period subsequent to the final operation of the plants. Furthermore, spent nuclear fuel will be stored on a temporary basis until approximately 2060 when permanent storage facilities are planned to become available. While the Company has made its best estimate in establishing its nuclear provisions, because of potential changes in technology as well as safety and environmental requirements, plus the actual time scale to complete decommissioning and fuel storage activities, the ultimate provision requirements could either increase or decrease significantly from the Company's current estimates.

Since 2002, pursuant to a new interpretation of the International Financial Reporting Interpretation Committee ("IFRIC"), changes in a decommissioning liability that result from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate are added to (or deducted from) the amount recognized as the related asset to the extent the change relates to future periods. However, to the extent that such a treatment would result in a negative asset, the effect of the change should be recognized in the income for the current period. To the extent the change relates to the current or prior periods, it is reported as income or expense for the current period. Until 2001 the changes in a decommissioning liability were recognized as income or expense for the period.

2.22. Treasury Shares

Treasury shares are presented in the balance sheet as a deduction from equity. The acquisition of treasury shares is presented in the statement of equity as a reduction to equity. No gain or loss is recognized in the income statement on the sale, issuance, or cancellation of treasury shares. Consideration received is presented in the financial statements as an addition to equity.

2.23. Share Options

Board of directors, certain members of management of the Company and the Supervisory Board members have been granted options to purchase common shares of the Company. Employee compensation expense is measured on the date of the grant to the extent the quoted market price of the shares exceeds the exercise price of the share options.

2.24. Translation of Foreign Currencies

Assets whose acquisition or construction costs were denominated in foreign currencies are translated to Czech crowns at the exchange rates prevailing at the date of each acquisition or at the date on which the related items were included in assets.

Foreign currency on hand, bank accounts, receivables and payables denominated in foreign currencies are translated to Czech crowns at the exchange rates existing at the transaction date and are adjusted at year-end to exchange rates at that date as published by the Czech National Bank.

Exchange rate differences arising on settlement of transactions or on reporting foreign currency transactions at rates different from those at which they were originally recorded are included in the Statement of Income as they occur.

3. Net Plant in Service

Net plant in service at December 31, 2002 and 2001 is as follows (in millions CZK):

	Buildings	Plant and Equipment	Land and Other	Accumulated Depreciation and Impairment Losses	Net Plant in Service
December 31, 2000	58,831	110,167	8,363	(84,408)	92,953
Plant additions	1,595	1,871	517	-	3,983
Retirements	(384)	(615)	(93)	924	(168)
Depreciation	-	-	-	(9,127)	(9,127)
Change in provisions	-	-	-	(3)	(3)
December 31, 2001	60,042	111,423	8,787	(92,614)	87,638
Plant additions	14,953	46,605	1,785	-	63,343
Retirements	(632)	(541)	(84)	699	(558)
Depreciation	-	-	-	(11,375)	(11,375)
Change in provisions	-	-	-	(65)	(65)
December 31, 2002	74,363	157,487	10,488	(103,355)	138,983

At December 31, 2002, 2001 and 2000, plant and equipment included the capitalized costs of nuclear provisions with a net book value of 7,565 million CZK, 5,222 million CZK and 5,413 million CZK, respectively (see Note 2.21). Capitalized costs of provisions related to second unit of Temelín nuclear power plant are included in construction work in progress. At December 31, 2002, such capitalized costs amount to 873 million CZK, of which 619 million CZK relates to plant and equipment and 254 million CZK relates to nuclear fuel.

In 2002, 2001 and 2000 the Company capitalized 1,373 million CZK, 922 million CZK and 1 million CZK of revenues, which were earned during the construction of assets (see Note 2.9).

None of the Company's plant in service is pledged as security for liabilities.

4. Investments and Other Financial Assets, Net

Investments at December 31, 2002 and 2001 consist of the following (in millions CZK):

	2002	2001
Investments in REAS, net (see Notes 1 and 19)	1,937	1,946
Other shareholdings, net	1,969	2,115
Restricted funds for nuclear decommissioning	944	-
Other restricted funds	735	1,085
Long-term receivables, net	46	49
Total	5,631	5,195

Investments and other shareholdings consist of majority and minority shareholdings in operationally related companies and minor interests in shares and share rights of certain of the Company's electric distribution company customers. There is currently no active market for any of the equity investments held by the Company. The Company therefore measures those investments at their acquisition cost net of impairment provisions and no changes in fair value of investments have been recognized in equity.

At December 31, 2002 and 2001 impairment provisions for investments in REAS and other shareholdings amounted to 190 million CZK and 221 million CZK, respectively. At December 31, 2002 and 2001 impairment provisions for long-term receivables amounted to 13 million CZK and 13 million CZK, respectively.

5. Intangible Assets, Net

Intangible assets at December 31, 2002 and 2001 were as follows (in millions CZK):

	Software	Rights	Accumulated Amortization	Net Intangible Assets
December 31, 2000	1,193	32	(633)	592
Additions	521	4	-	525
Retirements	(7)	(1)	4	(4)
Amortization	-	-	(239)	(239)
December 31, 2001	1,707	35	(868)	874
Additions	271	11	-	282
Retirements	(1)	-	1	-
Amortization	-	-	(346)	(346)
December 31, 2002	1,977	46	(1,213)	810

At December 31, 2002 and 2001, intangible assets presented on the balance sheet included intangible assets in progress in the amount of 364 million CZK and 270 million CZK, respectively.

6. Cash and Cash Equivalents

The composition of cash and cash equivalents at December 31, 2002 and 2001 is as follows (in millions CZK):

	2002	2001
Cash on hand and current accounts with banks	356	750
Short-term bank notes	3,520	1,502
Term deposits	349	28
Total	4,225	2,280

At December 31, 2002 and 2001, cash and cash equivalents included foreign currency deposits of 1,346 million CZK and 933 million CZK, respectively.

The weighted average interest rate on short-term bank notes and term deposits at December 31, 2002 and 2001 was 2.6% and 4.2%, respectively. For the years 2002, 2001 and 2000 the weighted average interest rate was 3.0%, 4.8% and 5.1%, respectively.

7. Receivables, Net

The composition of receivables, net, at December 31, 2002 and 2001 is as follows (in millions CZK):

	2002	2001
Trade receivables	4,374	4,220
Other	471	428
Less allowance for doubtful receivables	(728)	(715)
Total	4,117	3,933

At December 31, 2002 and 2001, the total receivables included receivables from associates and unconsolidated subsidiaries in the net amount of 341 million CZK and 477 million CZK, respectively.

8. Other Current Assets

The composition of other current assets at December 31, 2002 and 2001 is as follows (in millions CZK):

	2002	2001
Advances granted	178	158
Prepayments	261	153
Derivatives	1,404	1,933
Embedded derivatives	92	33
Total	1,935	2,277

9. Shareholders' Equity

The Company's stated capital as of December 31, 2002 and 2001 is as follows:

	Number of Shares Outstanding	Par Value per Share (CZK)	Total (millions CZK)
		2002	
Registered shares	592,210,843	100	59,221
Treasury shares	(1,935,000)	100	(180)
Total	590,275,843		59,041
		2001	
Registered shares	592,088,461	100	59,209
Treasury shares	(1,950,000)	100	(159)
Total	590,138,461		59,050

In November and December 2001 the Company acquired 1,950,000 of its own shares ("treasury shares"). In October 2002 these treasury shares were sold. In December 2002 the Company acquired another 1,950,000 treasury shares and at the same time sold 15,000 treasury shares. The remaining 1,935,000 treasury shares are reflected in the balance sheet at cost as a deduction from stated capital. The profit on sale of treasury shares was included in retained earnings.

In accordance with Czech regulations, joint stock companies are required to establish an undistributable reserve fund for contingencies against possible future losses and other events. Contributions must be a minimum of 20% of after-tax profit in the first year in which profits are made and 5% of profit each year thereafter, until the fund reaches at least 20% of capital. The fund can only be used to offset losses. As of December 31, 2002 and 2001, the balance was 8,872 million CZK and 8,528 million CZK, respectively, and is reported as a component of retained earnings.

10. Long-term Debt

Long-term debt at December 31, 2002 and 2001 is as follows (in millions CZK):

	2002	2001
7.125% Notes, due 2007	5,336	6,419
7.25% Eurobonds, due 2006	6,299	6,368
8.75% Debentures, due 2004	2,995	2,990
9.22% Zero Coupon Debentures, due 2009 [1]	2,832	2,623
9.22% Debentures, due 2014 [2]	2,493	2,492
11.0625% Debentures, due 2008	2,987	2,984
Long-term bank loans:		
less than 4.00%, due 2003 to 2013	11,550	5,749
4.00% to 4.99%, due 2004 to 2006	13	5,440
5.00% to 5.99%, due 2004 to 2013	1,010	7,038
6.00% to 6.99%, due 2003 to 2013	2,589	553
7.00% to 7.99%, due 2004 to 2013	1,850	5,532
8.00% and more, due in 2003	10	19
Total long-term debt	39,964	48,207
Less: Current portion	(4,235)	(5,126)
Long-term debt, net of current portion	35,729	43,081

[1] Nominal value of these zero coupon debentures is 4,500 million CZK
[2] From 2006 the interest rate changes to consumer price index plus 4.2%.

The interest rates indicated above are historical rates for fixed rate debt and current market rates for floating rate debt. The actual interest payments are affected by interest rate risk hedging carried out by the Company. For fair values of interest rate hedging instruments see Note 11.

The future maturities of long-term debt are as follows (in millions CZK):

2003	4,235
2004	5,189
2005	2,247
2006	8,461
2007	8,107
Thereafter	11,725
Total long-term debt	39,964

The following table analyses the long-term debt at December 31, 2002 and 2001 by currency (in millions):

	2002		2001	
	Foreign currency	CZK	Foreign currency	CZK
USD	502	15,111	553	20,017
EUR	296	9,325	355	11,330
CZK	-	15,528	-	16,860
Total long-term debt		39,964		48,207

In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and with currency rate movements on non-Czech crown denominated liabilities. The Company regularly assesses these risks and has established policies and business practices to partially protect against the adverse effects of these and other potential exposures.

As currency rate movements expose the Company to significant risk, the Company uses sensitivity analyses to determine the impacts that market risk exposures may have on the fair values of the Company's financial instruments. To perform sensitivity analyses, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates and interest rates on market sensitive instruments and considers the expected costs and benefits of various hedging techniques. The Company will continue to explore cost-effective possibilities to reduce its current exchange rate movement and other market risks.

The Company has entered into a number of currency swap contracts to hedge its long-term debt against currency risk (see Note 11). Although these swaps represent effective economic hedges of the currency risk, the Company elected not to apply hedge accounting for these transactions.

Long-term debt with floating interest rates exposes the Company to interest rate risk. The following table summarizes long-term debt with floating rates of interest by contractual reprising dates at December 31, 2002 and 2001 (in millions CZK):

	2002	2001
Floating rate long-term debt		
with interest rate fixed for 1 month	2,354	6,554
with interest rate fixed from 1 to 3 months	6,941	5,736
with interest rate fixed from 3 months to 1 year	4,517	7,276
with interest rate fixed for more than 1 year	2,493	2,492
Total floating rate long-term debt	16,305	22,058
Fixed rate long-term debt	23,659	26,149
Total long-term debt	39,964	48,207

11. Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, current investments

The carrying amount of cash and other current financial assets approximates fair value due to the relatively short-term maturity of these financial instruments.

Investments

The fair values of instruments, which are publicly traded on active markets, are estimated based on quoted market prices. The management believes that for instruments for which there are no quoted market prices the carrying amount approximates the fair value of such investments.

Receivables and Payables

The carrying amount of receivables and payables approximates fair value due to the short-term maturity of these financial instruments.

Short-term loans

The carrying amount approximates fair value because of the short period to maturity of those instruments.

Long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar issues or on the current rates available for debt with the same maturity profile. The carrying amount of long-term debt and other payables with variable interest rates approximates their fair values.

Derivatives

The fair value of derivatives is based upon mark to market valuations.

Carrying amounts and the estimated fair values of financial instruments at December 31, 2002 and 2001 were as follows (in millions CZK):

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Assets:				
Investments	5,631	5,631	5,195	5,195
Receivables	4,117	4,117	3,933	3,933
Cash and cash equivalents	4,225	4,225	2,280	2,280
Liabilities:				
Long-term debt	(39,964)	(42,726)	(48,207)	(49,074)
Short-term loans	-	-	(514)	(514)
Accounts payable	(5,333)	(5,333)	(4,660)	(4,660)
Derivatives:				
Currency swaps				
Assets	1,110	1,110	1,693	1,693
Liabilities	(3,201)	(3,201)	(3,583)	(3,583)
Currency swaps, net	(2,089)	(2,089)	(1,890)	(1,890)
Forward currency contracts – liabilities	(12)	(12)	-	-
Interest rate swaps				
Assets	294	294	228	228
Liabilities	(50)	(50)	(43)	(43)
Interest rate swaps, net	244	244	185	185
Other interest rate derivatives				
Assets	-	-	12	12
Liabilities	(221)	(221)	(91)	(91)
Other interest rate derivatives, net	(221)	(221)	(79)	(79)
Embedded forward currency contracts				
Assets	92	92	33	33
Liabilities	(117)	(117)	(274)	(274)
Embedded forward currency contracts, net	(25)	(25)	(241)	(241)

12. Nuclear Decommissioning, Radioactive Waste and Spent Fuel Disposal

ČEZ's fully operating nuclear plant, Dukovany, consists of four 440 MW units which were placed into service from 1985 to 1987. ČEZ is also finalizing construction of a second nuclear power plant, Temelín, where one of the two 981 MW units started commercial operation in June 2002. The Czech government has enacted a Nuclear Act ("Act"), which defines certain obligations for the decontamination and dismantling ("decommissioning") of the Company's nuclear power plants and the final disposal of radioactive waste and spent fuel ("disposal"). The Act requires that all nuclear parts of plant and equipment be decommissioned following the end of the plant's operating life, currently 2018 for Dukovany and approximately 2033 for Temelin. An updated 2002 Dukovany estimate and a 1999 Temelin decommissioning cost study estimate that nuclear decommissioning will cost 16.2 billion CZK and 11.1 billion CZK, respectively.

Pursuant to the Act, the Ministry of Industry and Trade established the Radioactive Waste Repository Authority ("RAWRA") as the central organizer and operator of facilities for the final disposal of radioactive waste and spent fuel. The RAWRA centrally organizes, supervises and is responsible for all disposal facilities and for disposal of radioactive waste and spent fuel therein. The activities of the RAWRA are financed through a "nuclear account"

funded by the originators of radioactive waste (such as the Company). Contribution to the nuclear account was stated by a government resolution in 1997, at 50 CZK per MWh produced at nuclear power plants. Since October 1, 1997, ČEZ has made regular payments to the nuclear account based on its average nuclear MWh generated during the last 5 years. From 2003 ČEZ is making these payments based on the actual quantity of electricity generated in nuclear power plants. The originator of radioactive waste directly covers all costs associated with interim storage of radioactive waste and spent fuel. Actual costs incurred are charged against the accumulated provision for interim and long-term spent fuel storage.

ČEZ has established provisions as described in Note 2.21, to recognize its estimated liabilities for decommissioning and spent fuel storage. The following is a summary of the provisions for the years ended December 31, 2002, 2001 and 2000.

		Accumulated provisions		
	Nuclear Decommis-sioning	Spent fuel storage		
		Interim	Long-term	Total
Balance at December 31, 1999	3,130	2,225	13,102	18,457
Movements during 2000				
Discount accretion	79	54	319	452
Effect of inflation	141	97	575	813
Provision charged to income statement	-	97	-	97
Capitalized cost of Temelin provisions	1,695	254	-	1,949
Current cash expenditures	-	(225)	(641)	(866)
Balance at December 31, 2000	5,045	2,502	13,355	20,902
Movements during 2001				
Discount accretion	126	63	334	523
Effect of inflation	227	112	601	940
Provision charged to income statement	-	107	-	107
Effect of change in estimate charged (credited) to income statement (Note 2.21)	-	57	(288)	(231)
Current cash expenditures	-	(190)	(655)	(845)
Balance at December 31, 2001	5,398	2,651	13,347	21,396
Movements during 2002				
Discount accretion	144	70	334	548
Effect of inflation	258	126	600	984
Provision charged to income statement	-	82	-	82
Effect of change in estimate credited to income statement (Note 2.21)	-	(82)	-	(82)
Effect of change in estimate added to (deducted from) fixed assets (Note 2.21)	932	-	(59)	873
Capitalized cost of Temelin provisions	619	254	-	873
Current cash expenditures	-	(135)	(673)	(808)
Balance at December 31, 2002	7,351	2,966	13,549	23,866

The current cash expenditures for the long-term storage of spent nuclear fuel represent payments to the state controlled nuclear account and the expenditures for interim storage represent mainly the purchase of interim fuel storage containers.

The actual decommissioning and spent fuel storage costs could vary substantially from the above estimates because of new regulatory requirements, changes in technology, increased costs of labor, materials, and equipment and/or the actual time required to complete all decommissioning, disposal and storage activities.

13. Short-term Loans

Short-term loans at December 31, 2002 and 2001 are as follows (in millions CZK):

	2002	2001
Short-term loans	-	514
Total	-	514

Interest on short-term loans is variable. The weighted average interest rate was 3.0% at December 31, 2001. For the years 2002, 2001 and 2000 the weighted average interest rate was 3.0% and 4.1%, 8.0%, respectively.

14. Trade and Other Payables

Trade and other payables at December 31, 2002 and 2001 are as follows (in millions CZK):

	2002	2001
Trade payables	4,999	4,156
Other payables	334	504
Derivatives	3,484	3,717
Embedded derivatives	117	274
Total	8,934	8,651

15. Accrued Liabilities

Accrued liabilities at December 31, 2002 and 2001 consist of the following (in millions CZK):

	2002	2001
Accrued interest	951	1,042
Provision for ash storage reclamation	432	395
Estimated environmental claims (Note 23)	220	254
Social and bonus funds	167	201
Unbilled goods and services	186	232
Other accrued liabilities	273	586
Total	2,229	2,710

16. Income Taxes

Income Tax Legislation

Corporate income tax is calculated in accordance with Czech tax regulations at the rate of 31% in 2002, 2001 and 2000. The corporate income tax rate for 2003 will be 31%.

The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value-added tax, corporate tax, and payroll (social) taxes, together with others. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains those relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

The tax authorities have completed audits of income tax returns of the Company through 2000. However, according to Czech legislation the audited periods can be reopened for review by the tax authorities.

Income Tax Provision

The components of the income tax provision are as follows (in millions CZK):

	2002	2001	2000
Current income taxes charge	450	2,047	1,572
Adjustments in respect of current income tax of previous periods	254	87	-
Deferred income taxes	2,671	2,035	1,792
Total	3,375	4,169	3,364

The differences between income tax expense computed at statutory rate and income tax expense provided on earnings are as follows (in millions CZK):

	2002	2001	2000
Income before income taxes	11,796	13,292	10,601
Statutory income tax rate	31%	31%	31%
"Expected" income tax expense	3,657	4,121	3,286
Add (deduct) tax effect of:			
Czech/IFRS accounting differences	282	17	15
Non deductible provisions, net	(30)	4	109
Investment tax relief	(1,181)	(43)	(79)
Other non deductible (nontaxable) items, net	(117)	62	34
Tax credits	(103)	(79)	(1)
Additional tax assessments	254	87	-
Deferred tax on undistributed profits of subsidiary	613	-	-
Income taxes	3,375	4,169	3,364
Effective tax rate	29%	31%	32%

Deferred Income Taxes, Net

Deferred income taxes at December 31, 2002 and 2001 consist of the following (in millions CZK):

	2002	2001
Accumulated provision for nuclear decommissioning and spent fuel storage	6,129	5,656
Foreign exchange	-	352
CASTOR containers write off	367	347
Derivatives	8	628
Other provisions	300	292
Other deductible differences	187	202
Total deferred tax assets	6,991	7,477
Tax depreciation in excess of financial statement depreciation	8,226	7,399
Capitalized interest	6,227	5,808
Capitalized cost of provisions	2,683	2,223
Repairs and maintenance accrual	967	891
Penalty receivables	164	187
Additional foreign exchange rate differences under IAS 39	-	259
Other IAS 39 differences	25	64
Investment in associate	627	516
Investment in subsidiary	613	-
Deferred tax liabilities	19,532	17,347
Total deferred tax liabilities, net	12,541	9,870

17. Other Operating Expenses (Income), Net

Other operating expenses (income), net, for the year ended December 31, 2002, 2001 and 2000 consist of the following (in millions CZK):

	2002	2001	2000
Services	3,199	2,872	2,793
Costs of ash storage, air and water pollution and environmental claims	365	328	43
Loss on sale of property, plant and equipment	20	52	24
Loss (gain) on sale of material	136	381	(27)
Capitalization of expenses to the cost of fixed assets	(437)	(430)	(505)
Fines and penalties revenue	(260)	(871)	(43)
Change in provisions and valuation allowances	(19)	320	334
Other, net	(162)	477	508
Total	2,842	3,129	3,127

18. Other Expenses, net

Other expenses, net, for the year ended December 31, 2002, 2001 and 2000 consist of the following (in millions CZK):

	2002	2001	2000
Derivative losses (gains), net	1,643	1,720	-
Loss (gain) on sale of financial investments	(385)	3	-
Other, net	72	51	38
Total	1,330	1,774	38

19. Related Parties

The Company purchases products from related parties in the ordinary course of business. Approximately 60% of the brown coal consumption is supplied by Severočeské doly a.s. (SD), a company in which ČEZ holds a 37% share. In 2002, 2001 and 2000, coal purchases from SD amounted to 4,921 million CZK and 5,416 million CZK, 5,388 million CZK, respectively. Receivables from SD amounted to 11 million CZK and 11 million CZK as of December 31, 2002 and 2001, respectively. Payables to SD amounted to 560 million CZK and 515 million CZK as of December 31, 2002 and 2001, respectively. The prices of fossil fuel supplies from SD do not differ significantly from market prices.

Škoda Praha, a.s. is the Company's general supplier of technology and equipment for the Temelín nuclear power plant and is 55 % owned by the National Property Fund. In February and July 1999, the Company purchased 166,122 shares of Škoda Praha, a.s., which represents a 30% interest in the company. The Company's purchases from Škoda Praha, a.s., including value added tax, amounted to 3,461 million CZK, 4,862 million CZK and 8,237 million CZK in 2002, 2001 and 2000, respectively. The purchases from Škoda Praha, a.s., are mainly for construction of Temelín nuclear power plant.

Between 1999 and 2002 the Company acquired minority interests ranging from 0.01% to 10.43% in six out of the eight REAS, the Company's major customers. The interests were purchased at the direction of the Ministry of Industry and Trade to enable the National Property Fund, together with the Company, to regain majority interests for the government in the REAS. During 2002 the Company signed contracts for the purchase of majority shareholdings in five and minority shareholdings in three of the eight REAS (see Note 1).

During 2001 and 2002 the Company granted share options to the Board of Directors, certain members of the management of the Company and Supervisory Board members. The following table shows changes during 2001 and 2002 in the number of granted share options and the weighted average exercise price of these options:

	Number of share options	Weighted average exercise price (CZK per share)
Share options at December 31, 2000	-	-
Options granted	3,375,000	92.58
Options exercised	-	-
Options forfeited	-	-
Share options at December 31, 2001	3,375,000	92.58
Options granted	30,000	73.30
Options exercised	(30,000)	79.38
Options forfeited	(300,000)	96.39
Share options at December 31, 2002	3,075,000	92.15

At December 31, 2002, the aggregate number of share options granted to management and to members of Board of Directors was 1,625,000 and the number of share options granted to Supervisory Board members was 1,450,000. The options granted do not have any vesting period and can be exercised during the terms of office of the respective

Board members and for certain managers during the period ending June 2003. The exercise price for the granted options was based on the average quoted market price on the Prague stock exchange in the six-month period preceding the date of the grant. In 2002 and 2001 the Company has not recognized any compensation expense related to the granted options. The Company has settled options exercised during 2002 using treasury shares. The gain on the sale of treasury shares was recognized directly in equity.

20. Segment Information

ČEZ's generation and transmission activities are accounted for as separate businesses, both operating in the Czech Republic. ČEZ, a. s., forms the generation segment and ČEZ's wholly owned transmission subsidiary ČEPS, a. s. (ČEPS) forms the transmission segment.

The accounting policies of the segments are the same as those described in Note 2. The Company accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices or where the regulation applies at regulated prices. The Company evaluates the performance of its segments and allocates resources to them based on operating income.

On June 11, 2002, the Shareholder's Meeting of ČEZ approved the sale of a majority share in ČEPS (see Note 28).

The following table summarizes segment information for the years ended December 31, 2002 and 2001, respectively (in millions CZK):

Year 2002:

	Power Production	Trans- mission	Combined	Elimination	Consolidated
Sales other than intersegment sales	43,651	11,927	55,578	-	55,578
Intersegment sales	6,235	441	6,676	(6,676)	-
Total revenues	49,886	12,368	62,254	(6,676)	55,578
Operating income	9,570	661	10,231	1,023	11,254
Identifiable assets	195,747	17,899	213,646	(10,219)	203,427
Identifiable liabilities	74,462	3,704	78,166	(2,917)	75,249
Investment in associate	5,880	-	5,880	-	5,880
Income from associate	497	-	497	-	497
Depreciation and amortization	10,869	1,865	12,734	(1,013)	11,721
Cash flow information:					
Cash flow from operating activities	17,523	1,888	19,411	(428)	18,983
Cash flow from investing activities	(9,440)	(477)	(9,917)	-	(9,917)
Cash flow from financing activities	(6,902)	(428)	(7,330)	428	(6,902)

Year 2001:

	Power Production	Trans- mission	Combined	Elimination	Consolidated
Sales other than intersegment sales	44,735	11,320	56,055	-	56,055
Intersegment sales	7,193	1,106	8,299	(8,299)	-
Total revenues	51,928	12,426	64,354	(8,299)	56,055
Operating income	13,042	524	13,566	1,112	14,678
Identifiable assets	197,444	19,323	216,767	(11,233)	205,534
Identifiable liabilities	81,689	4,431	86,120	(3,689)	82,431
Investment in associate	5,518	-	5,518	-	5,518
Income from associate	360	-	360	-	360
Depreciation and amortization	8,584	1,882	10,466	(1,100)	9,366
Cash flow information:					
Cash flow from operating activities	20,055	2,066	22,121	(359)	21,762
Cash flow from investing activities	(15,181)	(762)	(15,943)	-	(15,943)
Cash flow from financing activities	(6,372)	(359)	(6,731)	359	(6,372)

The power generation segment sells the major part of its electricity generated to the eight REAS. The power generation segment charges the cost of power losses in the transmission grid and the supplies of ancillary services to the transmission segment. The transmission segment sells ancillary services and transmission services mainly to the eight REAS.

Prices in certain intersegment transactions are regulated by the Energy Regulatory Office (see Note 1).

21. Discontinuing Operation

On March 11, 2002 the Government decided to purchase from ČEZ a 66% share in its transmission subsidiary ČEPS. The purchase would be made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs. The sale was approved at the shareholder's meeting of ČEZ, which was held on June 11, 2002.

On March 18, 2003 The Economic Competition Protection Authority approved the transaction and on April 1, 2003 the transaction was registered at The Czech Securities Commission. According to the signed contracts the total selling price amounts to 15,039 million CZK. The selling price can be adjusted based on the value determined by independent valuator.

The operations of ČEPS were reported in the transmission segment (see Note 27).

The carrying amounts of total assets and total liabilities attributable to the discontinuing operation at December 31, 2002 and 2001 are as follows (in millions CZK):

	2002	2001
Total asset	5,542	4,725
Total liabilities	(1,536)	(1,420)
Total net assets to be disposed off	4,006	3,305

The amounts shown above do not include the deferred tax liability from consolidation of undistributed retained earnings of ČEPS. This deferred tax liability will decrease as result of the partial disposal of ČEPS and will affect the income tax expense on the transaction.

The following items of income, expenses and cash flows can be attributed to the discontinuing operation (in millions CZK):

	2002	2001	2000
Total revenues	5,692	4,127	-[1]
Operating profit	1,684	1,636	721
Income before income taxes	1,531	1,424	398
Income tax expense	470	436	158
Cash flow from operating activities	1,460	1,707	430
Cash flow from investing activities	(477)	(762)	(597)
Cash flow from financing activities	-	-	-

[1] In 2000 all revenues attributable to discontinuing operation were eliminated in the consolidation.

The income tax expense shown above does not include deferred tax from consolidation of undistributed retained earnings of ČEPS.

22. Net Income per Share

	2002	2001	2000
Numerator (millions CZK)			
Basic/Diluted			
Net income	8,421	9,123	7,237
Denominator (thousands shares)			
Basic:			
Weighted average shares outstanding	590,363	591,926	592,088
Dilutive effect of treasury shares	1,787	162	-
Diluted:			
Adjusted weighted average shares	592,150	592,088	592,088

23. Commitments and Contingencies

Construction Program

The Company is engaged in a continuous construction program, currently estimated as of December 31, 2002 to total 47.2 billion CZK over the next five years, as follows (in billions CZK): 9.6 in 2003, 9.2 in 2004, 9.1 in 2005, 9.4 in 2006 and 9.9 in 2007. These figures do not include the anticipated purchase of shares in the eight REAS (see Note 1). Pursuant to its interest capitalization policy (see Note 2.8), the 47.2 billion CZK includes approximately 0.6 billion CZK of interest in excess of interest capitalized under Czech accounting principles. Such additional capitalized interest results in an increase in the Company's net income and construction expenditures, but does not affect either its cash requirements or its cash flow. The construction programs are subject to periodic reviews and actual construction may vary from the above estimates. At December 31, 2002 significant purchase commitments were outstanding in connection with the construction program.

The Company currently projects that its planned construction expenditures will be funded with cash provided by operating activities. To the extent financing is required, the Company has obtained the following credit ratings from Moody's Investors Service: Baa1 and Standard & Poor's: BBB+ with a stable outlook.

<u>Temelín Nuclear Power Plant</u>

The Company is currently finalizing construction of a nuclear power plant near Temelín in South Bohemia, in the Czech Republic. The plant consists of two Soviet-designed PWR 981 MW units with modifications to upgrade safety and control systems to Western standards.

The construction and testing of the first unit was successfully finished in June 2002 and the unit began its commercial operation. The cost of the first unit was transferred from construction work in progress into plant in service and the Company started depreciation of the unit.

Second unit was loaded with fuel in March 2002 and the nuclear reaction was activated in May 2002. The second unit is expected to go into service in the second quarter of 2003. The Company estimates that the remaining costs required to finish the second unit will be approximately 2.7 billion CZK.

<u>Environmental Matters</u>

The Czech Republic has adopted a series of environmental acts and laws and regulations ("the Acts") including a timetable for the reduction of atmospheric emissions in the period from 1992 through December 31, 1998. As of December 31, 1998, all plants operated by the Company had been upgraded to meet the environmental requirements of the Acts.

The Company is also liable under the Acts for past environmental damage (see Note 15). In 2002, 2001 and 2000, payments made to state farms, individual farms, cooperatives, other agricultural firms and forests totaled 9 millions CZK, 7 million CZK and 25 million CZK, respectively. Based on current estimates of its probable future obligations, the Company provided 47 million CZK in 2002, 57 million CZK in 2001 and 83 million CZK in 2000, respectively, for pollution damages. In 2000, based on a successful legal case with the state forest company, the Company reversed 300 million CZK of the accumulated provision for environmental claims. In 2002 and 2001 the Company further reversed 72 million CZK and 84 million CZK, respectively. Although uncertainties exist due to interpretations of applicable laws, management does not believe, based upon the information available at this time, that the ultimate outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

<u>Insurance Matters</u>

The Nuclear Act (see Note 12) sets limits for liabilities for nuclear damages by the operator of nuclear installations/licenses. The Nuclear Act provides that operators of nuclear facilities are liable for up to 6 billion CZK per incident and that the reimbursement of such liability up to 6 billion CZK is guaranteed by the state. The Nuclear Act limits the liability for damage caused by other activities (such as transportation) to 1.5 billion CZK. The Nuclear Act also requires an operator/licensee to insure its liability connected with the operation of a nuclear power plant up to a minimum of 1.5 billion CZK and up to a minimum of 200 million CZK for other activities (such as transportation). ČEZ has a nuclear third party liability policy for damages connected with the operation of the Temelín nuclear power plant. Two separate insurance policies for Temelín cover risk connected with transportation and storage of nuclear fuel according to the requirements of the Nuclear Act. ČEZ has a nuclear third party liability policy for damages connected with the operation of nuclear power plant Dukovany, a policy covering transport of nuclear fuel to Dukovany and a property insurance policy for Dukovany covering damages up to 3 billion CZK.

ČEZ and ČEPS have various insurance coverages, including Directors and Officers Liability, a property policy to cover "all risks" associated with the operation of ČEZ's fossil and hydro power plants, general third party liability insurance and risks connected with ČEPS' property and liabilities of the transmission business.

24. Subsequent Events

In April 2003, ČEZ acquired a majority share in five REAS, and a minority share in three REAS. On March 18, 2003, the Economic Competition Protection Authority approved the transaction and on April 1, 2003 the transaction was registered at The Czech Securities Commission. However, the Economic Competition Protection Authority has ruled that ČEZ should sell its shares in one of the REAS in which it will hold a majority share and in three of the REAS in which it will hold a minority share. The Economic Competition Protection Authority has also decided that ČEZ should sell its remaining equity share in ČEPS.

In June 2003, ČEZ agreed with E.ON on mutual exchange of minorities in REAS. According to the agreement, ČEZ will transfer to E.ON 35.2% in Jihomoravská energetika, a.s. and 34.0% in Jihočeská energetika, a.s. in exchange, ČEZ will receive from E.ON 34.4% in Západočeská energetika, a.s. and 41.7% in Východočeská energetika, a.s. It is expected that the transaction would occur in the second half of 2003 with possible supplementary payment by ČEZ.

On June 16, 2003, ČEZ and Škoda Praha a.s. agreed on that ČEZ's receivables due from Škoda Praha a.s. would be converted in shares in Škoda Praha a.s. in the amount of 700 million CZK. The transaction should be carried out in the second half of 2003.

ČEZ intends to exercise a call option for 3.0 billion CZK 11 1/16% bonds and to repay these bonds using proceeds from new 3.0 billion CZK domestic 3.35% bonds due 2008, which should be issued on June 23, 2003.

25. Presentation of Financial Statements

The accompanying consolidated financial statements are presented on the basis of International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board. Certain accounting principles generally accepted in the Czech Republic (CAS) do not conform to IFRS used in preparing the accompanying consolidated financial statements. A description of the significant adjustments required to conform the Company's statutory balances to consolidated financial statements prepared in accordance with IFRS is set forth in the following tables.

The effect on retained earnings of differences in IFRS and CAS is as follows (in millions CZK):

	December 31,	
	2002	2001
Balance per CAS	72,087	67,172
Accumulated provision for nuclear decommissioning and spent fuel storage (Note 12)	(9,715)	(10,128)
Deferred tax on nuclear provisions	3,553	3,140
Capitalized costs of nuclear provisions, net of deferred tax	4,226	4,947
Reversal of repairs and maintenance accrual, net of deferred tax	2,152	1,982
CASTOR containers write-off, net of deferred tax	(816)	(772)
Impact of CAS/IFRS accounting differences on the associate, net of deferred tax	(171)	(262)
Interest capitalized, net of deferred tax	15,482	14,076
Depreciation of interest capitalized, net of deferred tax	(1,620)	(1,149)
Other depreciation differences, net of deferred tax	(416)	(450)
Gain (loss) on derivatives, net of deferred tax	-	(1,231)
Gain (loss) on embedded derivatives, net of deferred tax	(17)	(166)
Additional foreign exchange rate differences under IAS 39, net of deferred tax	-	577
Other IAS 39 differences	57	142
Reclassification of items from retained earnings	(168)	(202)
Balance per IFRS	84,634	77,676

The effect on net income of differences in IFRS and CAS is as follows (in millions CZK):

	Year ended December 31,		
	2002	2001	2000
Net income per CAS	7,321	7,801	6,070
Nuclear decommissioning and spent fuel storage costs (Note 12)	413	452	268
Deferred tax on nuclear provisions	413	(140)	521
Capitalized costs of provisions, net of deferred tax	(721)	(132)	(736)
Repairs and maintenance accrual, net of deferred tax	170	252	(441)
CASTOR containers write-off, net of deferred tax	(44)	(86)	(102)
Impact of CAS/IFRS accounting differences on the associate, net of deferred tax	91	(82)	46
Interest capitalized, net of deferred tax	1,405	1,650	1,960
Depreciation of interest capitalized, net of deferred tax	(471)	(290)	(275)
Other depreciation differences, net of deferred tax	34	32	33
Gain (loss) on derivatives, net of deferred tax	431	(1,096)	-
Gain (loss) on embedded derivatives, net of deferred tax	149	(58)	-
Additional foreign exchange rate differences under IAS 39, net of deferred tax	(577)	844	-
Other IAS 39 differences	(85)	127	-
Deferred tax on tax loss carryforward	-	(95)	10
Deferred tax on other provisions	-	-	(71)
Profit on sale of treasury shares	(18)	-	-
Reclassification of items from retained earnings, net	(90)	(56)	(46)
Net income per IFRS	8,421	9,123	7,237

26. Summary of Differences between Accounting Principles Adopted by ČEZ and Generally Accepted Accounting Principles in the United States (US GAAP)

The consolidated financial statements of ČEZ have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders' equity.

Reconciliation of Consolidated Net Income and Shareholders' Equity

The estimated effect of the significant adjustments to net income and shareholders' equity which would be required if US GAAP were to be applied are summarized as follows (in millions of CZK):

	Year ended December 31,		
	2002	2001	2000
Net income under IFRS	8,421	9,123	7,237
Debt issuance costs	-	-	(41)
Deferred tax effect of debt issuance costs	-	-	13
Net income under US GAAP before cumulative effect of accounting changes:	8,421	9,123	7,209
Effect of IAS 37 implementation	-	-	8,826
Effect of SFAS No. 133 implementation	-	(848)	-
Deferred tax on effect of IAS 37 and SFAS No. 133 implementation	-	263	(2,736)
Net income under US GAAP	8,421	8,538	13,299
Other comprehensive income	-	-	-
Total comprehensive income	8,421	8,538	13,299

	December 31,	
	2002	2001
Shareholders' equity under IFRS	143,675	136,726
Reconciling items	-	-
Shareholders' equity under US GAAP	143,675	136,726

	Year ended December 31,		
	2002	2001	2000
Total comprehensive income	8,421	8,538	13,299
Earnings per share (CZK per share):			
Income before cumulative effect of change in accounting policy			
Basic	14.3	15.4	12.2
Diluted	14.2	15.4	12.2
Cumulative effect of change in accounting policy			
Basic	-	(1.0)	10.3
Diluted	-	(1.0)	10.3
Net income			
Basic	14.3	14.4	22.5
Diluted	14.2	14.4	22.5
Average number of shares (000's shares)			
Basic	590,363	591,926	592,088
Diluted	592,150	592,088	592,088

US GAAP Consolidated Statement of Shareholders' Equity (in millions of CZK)

	Number of Shares (in thousands)	Stated Capital	Retained Earnings	Share-holders' Equity
December 31, 1999	592,088	59,209	57,023	116,232
Net income	-	-	13,299	13,299
December 31, 2000	592,088	59,209	70,322	129,531
Net income	-	-	8,538	8,538
Acquisition of treasury shares	(1,950)	(159)	-	(159)
Dividends declared	-	-	(1,184)	(1,184)
December 31, 2001	590,138	59,050	77,676	136,726
Non-cash capital contribution	123	12	-	12
Net income	-	-	8,421	8,421
Acquisition of treasury shares	(1,950)	(181)	-	(181)
Sale of treasury shares	1,965	160	17	177
Dividends declared	-	-	(1,480)	(1,480)
December 31, 2002	590,276	59,041	84,634	143,675

Dividends paid per share were 2.5 and 2 CZK for 2002 and 2001, respectively. Dividends from 2002 profit will be declared on general meeting, which will be held in June 2003.

Effect of Adopting IAS No. 37

In 2000 ČEZ adopted IAS 37 to account for its nuclear liabilities. IAS 37 required that the effects of adopting the standard be applied retroactively. US GAAP requires that the cumulative effect of changing an accounting principle be reflected in the income statement in the year of change. The cumulative effect was reflected in the Net Income reconciliation for 2000.

Effect of SFAS No. 133 Implementation

In 2001 the Company has applied for the first time Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). In 2001 the Company applied International Accounting Standard No. 39 "Financial Instruments: Recognition and Measurement" (IAS 39). Although SFAS No. 133 in general requires similar accounting as IAS 39, the transitional provisions of the two standards are different. Under SFAS No. 133 the Company is required to report the transition adjustment resulting from adopting the statement in net income, whereas IAS 39 requires the transition adjustment to be reported directly in equity.

Debt Discount and Issuance Costs

In 2000 ČEZ expensed as incurred costs associated with the issuance of debt. US GAAP requires that amounts for debt discount and debt issuance costs be deferred and amortized over the life of the debt. Such an adjustment is reflected in the reconciliation. The discount and issuance costs are amortized using the effective interest rate method and the charge is reported as interest expense. In 2001 the Company implemented International Accounting Standard IAS 39, which requires the same accounting for debt issuance costs as prescribed by US GAAP.

Other US GAAP Related Disclosures:

ČEZ Finance B.V.

As described in Note 2.2, the Company's consolidated financial statements include the accounts of its wholly owned subsidiary, ČEZ Finance B.V.

ČEZ Finance B.V. was established to issue securities and loan the proceeds from securities sales to ČEZ. ČEZ, solely, fully and unconditially guarantees the debt of ČEZ Finance B.V. Substantially all of ČEZ Finance B.V.'s expenses and income are from interest expense on its debt and interest income from ČEZ. There are no restrictions on payments by ČEZ Finance B.V. to ČEZ.

Associate Companies

As described in Note 2.2, the Company accounts for its investment in Severočeské doly, a.s., using the equity method.

Consolidated retained earnings include undistributed earnings of Severočeské doly, a.s. These undistributed earnings net of deferred tax amounted to 1,399 million CZK, and 1,149 million CZK as of December 31, 2002 and 2001. In 2002, 2001 and 2000, net dividends received from Severočeské doly, a. s., amounted to 114 million CZK, 57 million CZK and 100 million CZK, respectively.

Nuclear Decommissioning, Radioactive Waste and Spent Fuel Disposal Provisions

As discussed in Notes 2.21 and 12 to the consolidated financial statements in 2000 the Company adopted International Accounting Standard IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". According to the IAS 37, the amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. For calculation of these estimates in the case of nuclear provisions ČEZ has discounted expected future cash flows to their present values. The initial costs of provisions were capitalized and are depreciated over the useful life of the related assets (nuclear power plants). The increase of the provisions due to the accretion of discount and effect of inflation is charged to income as a separate component of interest expense. Under U.S. GAAP the accretion of discount is recorded as other income/expense. Changes in the provision, which result from the consumption of nuclear fuel, are charged to income as part of the fuel expense.

ČEZ applied SFAS No. 143 "Accounting for Asset Retirement Obligations " in 2002. The statement requires the classification of the provision as a liability on the balance sheet using an expected cash flow approach, in which multiple cash flow scenarios that reflect the range of possible outcomes and a credit-adjusted risk-free rate are used to estimate fair value. Since very similar approach is used when calculating provision under IAS 37, there is no material difference in calculation of the provision under US GAAP and IFRS.

Significant Debt Covenants

In 1992 the Company has entered into a loan agreement with the International Bank for Reconstruction and Development. The agreement contains financial covenants relating to capital expenditure coverage, cash flow coverage and debt service coverage. In 2002 and 2001 the Company has complied with the required covenants.

Stock-based Compensation

As described in Note 19, during 2002 and 2001 the Company has granted stock options to members of the Board of Directors, Supervisory board and certain other members of management. No options were granted in the years prior to 2001. The Company has elected to account for employee stock options under US GAAP in accordance with Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and related interpretations and to furnish the pro forma disclosures required under SFAS No. 123 "Accounting for Stock-Based Compensation".

APB 25 requires recognition of compensation expense over the period, when the employee performs services for the Company. The expense recognized in accordance with APB 25 is the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is the first date on which are known both the number of shares that an individual employee is entitled to receive and the exercise price payable by the employee. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock options based on the estimated grant-date fair values of those grants.

The options may be exercised immediately and at any time during the period specified in the relevant stock with option agreement, such period generally set to correspond the term for which the member was elected or appointed to the respective board. Accordingly, the measurement date was the grant date.

As the exercise price of ČEZ's employee stock options was higher than the market price of the underlying stock at the measurement days, no compensation expense was recognized in accordance with APB 25 in 2001 and 2002. Had compensation cost for management incentive schemes been determined based on the fair value at the grant dates for options under those schemes consistent with the method prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in CZK millions, except per share data):

	2002	2001
Net income, as reported	8,421	8,538
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	-*	24
Pro forma	8,421	8,514
Basic income per share (CZK per share)		
As reported	14.3	14.4
Pro forma	14.3	14.4
Diluted income per share (CZK per share)		
As reported	14.2	14.4
Pro forma	14.2	14.4

* The fair value of options granted in 2002 is 0.3 million CZK.

The fair value of the options is estimated on the date of grant using the binomial option-pricing model. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

At the grant dates, the underlying assumptions and the resulting fair values per option were as follows:

	2002	2001
Weighted average assumptions		
Dividend yield	2.9%	2.4%
Expected volatility	40.2%	36.0%
Risk-free interest rate	2.6%	4.8%
Expected life (years)	1.3	2.3

The weighted average grant-date fair value of options granted in 2002 and 2001 was 17.4 CZK and 10.2 CZK per option, respectively. The exercise prices of outstanding options were in the range from 72.5 to 96.4 CZK and from 86.3 to 96.4 CZK per share and the options outstanding had an average remaining contractual life of 1.4 and 2.0 years on December, 31 2002 and 2001, respectively.

For further information on stock-based compensation see Note 19.

Valuation and Qualifying Accounts

Provisions on assets to which they apply:	Balance at beginning of year	Charges to cost and expenses	Deductions	Balance at end of year
2000				
Impairment provision for investments	19	141	-	160
Inventory obsolescence provision	131	180	(29)	282
Provision for bad and doubtful debts	216	49	(14)	251
2001				
Impairment provision for investments	160	74	-	234
Inventory obsolescence provision	282	11	(280)	13
Provision for bad and doubtful debts	251	489	(25)	715
2002				
Impairment provision for investments	234	-	(31)	203
Inventory obsolescence provision	13	-	(13)	-
Provision for bad and doubtful debts	715	348	(335)	728

Discontinued Operation

The Company has classified sale of ČEPS under IFRS as discontinuing operation (see Note 21). Under US GAAP the transaction does not represent discontinued operation, as the Company retains a 34% ownership in ČEPS.

Deferred Taxes

Under IFRS, the presentation of deferred taxes differs from the methodology set forth in US GAAP. For purposes of US GAAP, deferred tax assets and liabilities must either be classified as current on non-current based on the classification of the related non-tax asset or liability for financial reporting. The table presents the deferred tax assets and liabilities according to the presentation prescribed by FAS 109 "Accounting for Income Taxes" (in millions of CZK).

	2002	2001
Current assets:		
Foreign exchange	-	352
Derivatives	8	628
	8	980
Non-current assets:		
Accumulated provision for nuclear decommissioning and spent fuel storage	6,129	5,656
CASTOR containers write off	367	347
Other provisions	300	292
Other deductible differences	187	202
	6,983	6,497
Deferred tax assets	6,991	7,477
Current liabilities:		
Penalty receivables	164	187
Additional foreign exchange rate differences under US GAAP	-	259
Other US GAAP differences	25	64
	189	510
Non-current liabilities:		
Tax depreciation in excess of financial statement depreciation	8,226	7,399
Capitalized interest	6,227	5,808
Capitalized cost of provisions	2,683	2,223
Repairs and maintenance accrual	967	891
Investment in associate	627	516
Investment in subsidiary	613	-
	19,343	16,837
Deferred tax liabilities	19,532	17,347
Total deferred tax liabilities, net	12,541	9,870

Accounting Changes

In April 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 145 "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections." The principal change is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt an amendment of APB Opinion No. 30" will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15,2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Company plans to adopt SFAS 145 for its fiscal year ending December 31,2003. The Company does not expect this statement to have a material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company does not expect this statement to have a material impact on the financial statements.

In December 2002, The FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also requires disclosing about the effects on reported net income of an entity. The statement requires additional disclosure on method used to account for stock-based employee compensation, and also pro forma net income, and basic and diluted earning per share as if the fair value based method was used. It is effective for fiscal years beginning after December 15, 2002, and early adoption is permitted. ČEZ has evaluated the new standard, and adopted all required disclosures.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities (VIEs), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. The Interpretation also requires disclosures about VIEs that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities no later than the third quarter of 2003. Certain of the disclosure requirements are required in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has not identified any VIEs that must be consolidated.

In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others). FIN 45 requires certain guarantees to be recorded at fair value, which is different from current practice to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement 5, Accounting for Contingencies. FIN 45 also requires the Company to make significant new disclosures about guarantees. The Interpretations disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. Its initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 15, 2002 irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees issued prior to the date of the interpretations initial application should not be revised or restated. The adoption of FIN 45 is not expected to have a material impact on the Company's results of operations, financial position, or cash flow.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ČEZ, a. s.

/s/ Jaroslav Míl

By: _____

    Name: Jaroslav Míl
    Title: Chief Executive Officer and
               Chairman of the Board of Directors

/s/ David Svojitka

By: _____

    Name: David Svojitka
    Title: Chief Financial Officer and
               Member of the Board of Directors

Date: June 25, 2003

CERTIFICATIONS

I, Jaroslav Míl , certify that:

1. I have reviewed this Annual Report on Form 20-F of ČEZ, a. s.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ Jaroslav Míl

_____

Chief Executive Officer

CERTIFICATIONS

I, David Svojitka, certify that:

1.   I have reviewed this Annual Report on Form 20-F of ČEZ, a. s.;

2.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.   Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

   c)   presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ David Svojitka

_____
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ČEZ, a. s.

Exhibits to Form 20-F

1. Articles of Association (*Stanovy*) of ČEZ, a. s.

4.1 Share Purchase Agreement between Fond národního majetku České republiky as Seller and ČEZ, a. s. as Purchaser, dated June 28, 2002

4.2 Share Purchase Agreement between ČEZ, a. s. as Seller and OSINEK, a.s. as Purchaser, dated June 28, 2002

4.3 Share Purchase Agreement between Česká konsolidační agentura as Seller and ČEZ, a. s. as Purchaser, dated July 22, 2002

4.4 Share Purchase Agreement between ČEZ, a. s. as Seller and Czech Republic – Ministry of Labor and Social Affairs as Purchaser, dated August 19, 2002

8. List of Subsidiaries

10(a).1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002